     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 2000


                                                      REGISTRATION NO. 333-31134

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                                PIXELWORKS, INC.
             (Exact name of registrant as specified in its charter)

            OREGON                         3674                            91-1761992
 (State or other jurisdiction        (Primary Standard                  (I.R.S. Employer
              of                        Industrial                   Identification Number)
Incorporation or Organization)  Classification Code Number)

                                 7700 SW MOHAWK
                             TUALATIN, OREGON 97062
                                 (503) 612-6700
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                 ALLEN H. ALLEY
                                   PRESIDENT
                                PIXELWORKS, INC.
                                 7700 SW MOHAWK
                             TUALATIN, OREGON 97062
                                 (503) 612-6700
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                         ------------------------------
                                   COPIES TO:

          WILLIAM C. CAMPBELL, ESQ.                              ERIC S. HAUETER, ESQ.
           STEPHEN M. GOING, ESQ.                               MICHAEL F. TAYLOR, ESQ.
               ATER WYNNE LLP                                      BROWN & WOOD LLP
        222 S.W. Columbia, Suite 1800                      555 California Street, Suite 5000
             Portland, OR 97201                                 San Francisco, CA 94104
               (503) 226-1191                                       (415) 772-1200

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                        PROPOSED MAXIMUM        PROPOSED MAXIMUM
TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING    AMOUNT OF REGISTRATION
SECURITIES TO BE REGISTERED      REGISTERED(1)              SHARE(2)              PRICE(1)(2)                FEE(3)
Common Stock, $0.001 par
  value.................        6,612,500 shares             $14.00               $92,575,000               $24,440



(1) Includes an aggregate of 862,500 shares of Common Stock that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.



(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.



(3) Includes $19,800 previously paid by Registrant on February 25, 2000. An additional $4,640 has been paid with this filing.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 11, 2000.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                5,750,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                                 $   PER SHARE

                                   ---------


    We are selling 5,750,000 shares of common stock. The underwriters named in this prospectus may purchase up to 862,500 additional shares of common stock from us to cover over-allotments.



    This is an initial public offering of our shares of common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share. We have applied to have our shares of common stock included for quotation on the Nasdaq National Market under the symbol "PXLW."


                                 --------------

    INVESTING IN OUR SHARES OF COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                PER SHARE                TOTAL
                                                              --------------         --------------
Public Offering Price                                         $                      $
Underwriting Discount                                         $                      $
Proceeds to Pixelworks (before expenses)                      $                      $

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000.

                                 --------------

Salomon Smith Barney                                   Deutsche Banc Alex. Brown

                                    SG Cowen

                                                                      E*OFFERING

            , 2000

                              [INSIDE FRONT COVER]

Description of Inside Cover Art


The graphic is entitled "Pixelworks System-on-a-Chip Semiconductors Enable the Display of Broadband Content." A paragraph of text reads: "Pixelworks system-on-a-chip semiconductors open up the last meter of the broadband pipe by translating video, computer graphics and Web information for display on a wide variety of products including flat panel computer monitors, televisions, multimedia projectors and Internet appliances. We specialize in cost effective system-on-a-chip semiconductors and software for high-speed digital, analog and video signal processing."



    The page uses a stylized illustration of a representation of a pipeline with a representation of an ImageProcessor semiconductor linked to various display devices. At the top is a representation of a human eye. At the bottom of the illustration are representations of various forms of visual broadband content, including three illustrated streams identified as PC Graphics, Video and Web content. The pipe is drawn using perspective with the end at the bottom of the page appearing to be distant with the pipe labeled "The Broadband Pipe." At the opening at the top is an illustration of an ImageProcessor semiconductor with a Pixelworks logo on the top of the chip. Four illustrations of display devices surround the integrated circuit from left to right as follows: LCD monitor, multimedia projector, wide-screen television, and an internet appliance.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                                 --------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3
Risk Factors................................................      7
Special Note Regarding Forward-Looking Statements...........     22
Use of Proceeds.............................................     23
Dividend Policy.............................................     23
Capitalization..............................................     24
Dilution....................................................     25
Selected Financial Data.....................................     26
Management's Discussion and Analysis of Financial Condition      28
  and Results of Operations.................................
Business....................................................     38
Management..................................................     50
Certain Transactions........................................     58
Principal Shareholders......................................     60
Description of Capital Stock................................     62
Shares Eligible for Future Sale.............................     65
Underwriting................................................     67
Legal Matters...............................................     69
Experts.....................................................     69
Where You Can Find More Information.........................     69
Index to Financial Statements...............................    F-1


                                 --------------


    Until          , 2000, all dealers that buy, sell or trade the shares of
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY


    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. SINCE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY AND CONSIDER THE INFORMATION UNDER "RISK FACTORS" AND IN OUR FINANCIAL STATEMENTS AND THE NOTES RELATING TO THESE FINANCIAL STATEMENTS, TOGETHER WITH THE INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS, BEFORE DECIDING WHETHER TO INVEST IN OUR SHARES OF COMMON STOCK. OUR FISCAL YEAR ENDS ON DECEMBER 31. EXCEPT WHERE OTHERWISE NOTED, THE INFORMATION IN THIS PROSPECTUS IS BASED UPON INFORMATION AS OF MARCH 31, 2000.


                                  OUR COMPANY


    We design, develop and market semiconductors and software that enable the visual display of broadband content through a wide variety of electronic devices. Broadband content includes video, computer graphics and visual Web information delivered at high speeds via cable and telecommunications lines to our homes and offices. Enhancing access to broadband information has typically been associated with increasing transmission capacity of these lines over the "last mile," the distance between the telephone and cable company and the user's home or office. We are focused on the point where the information is processed and displayed which we refer to as the "last meter." In the last meter, there is an increasing requirement to rapidly process large amounts of data which is received in a multitude of broadcast and Web formats. Our semiconductors open up the last meter by processing broadband content to provide the best possible image on a wide variety of display products such as flat panel computer monitors, multimedia projectors and high-definition televisions.



    Our semiconductors integrate a microprocessor, memory and image processing circuits that function like a computer on a single chip, or system-on-a-chip. We design our products to combine our system-on-a-chip semiconductors with easy to use, feature-rich software. We pioneered our semiconductor designs in technically demanding display products including the most advanced high-resolution flat panel monitors, televisions and multimedia projectors. We have recently extended our product line into high-volume, mass markets such as those for flat panel monitors with features and prices designed for mainstream consumers. In the future, we intend to develop products for new markets including Internet appliances, electronic devices designed solely for accessing and displaying Web information.



    To date, we have announced that our semiconductors are used in products marketed by Compaq, Sony and ViewSonic. We have more than 45 customers, including seven out of the top 10 computer monitor brands and 10 out of the top 15 television brands. Our customers have more than 75 products in development or production using our system-on-a-chip semiconductors.



    The convergence of television and computer applications is creating new development opportunities for display devices that integrate the ability to display full motion video and support interactive capabilities such as browsing the Web while watching television. This convergence requires an increase in transmission capacity and makes the translation, interpretation and display of large amounts of information more complex. This has resulted in a bottleneck that has limited access to the full visual potential of broadband content. Our system-on-a-chip semiconductors break through this bottleneck by translating and optimizing high-speed video, computer graphics and Web information in real time. Our products can also process analog and digital information ranging from basic computer graphics and broadcast television to the latest theater-quality high-definition television standards.



    Our semiconductors integrate as many as 10 separate components into a single chip. These semiconductors, combined with our software, enable our customers to create unique products with substantially more functions and lower overall development costs in highly efficient designs that allow for miniaturization. Our highly integrated semiconductors enable our customers to get their products into the market more rapidly by significantly reducing the selection, sourcing, testing, integration, debugging, and design when using separate components.



    The key benefits of our products include:



    - consistent, software-compatible design which can easily be implemented across product lines;



    - broad compatibility with a range of video, Web and computer graphics signals and display technologies;



    - a large suite of features for the most demanding applications; and



    - rapid time to market with lower development costs.



    Our objective is to be a leading provider of system-on-a-chip semiconductors and software enabling universal access to broadband content through a wide array of electronic devices in consumer and business markets.



    The key elements of this strategy are to:



    - design and sell increasingly integrated semiconductors;



    - deliver highly flexible, software-driven products;



    - expand from the most technically demanding markets into high-volume mass markets;



    - support and define industry standards; and



    - build strategic relationships.


                             CORPORATE INFORMATION


    We were incorporated in Oregon on January 16, 1997. Our principal executive office is located at 7700 SW Mohawk, Tualatin, Oregon 97062 and our telephone number is 503-612-6700. Our World Wide Web address is www.pixelworks.com. Information on our Web site does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered.........................  5,750,000 shares

Common stock to be outstanding after the
  offering...................................  35,503,563 shares

Use of proceeds..............................  For working capital and for general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol.......  PXLW


                                 --------------


    Unless otherwise indicated, all information in this prospectus, including the outstanding share information above, is based on the number of shares outstanding as of March 31, 2000 and:



    - gives effect to the automatic conversion of all currently outstanding shares of preferred stock into 19,708,829 shares of common stock immediately prior to the completion of the offering;



    - reflects a three-for-two split of our common stock effective as of March 31, 2000;



    - excludes 3,010,832 shares of common stock issuable upon the exercise of options outstanding at March 31, 2000 at a weighted average exercise of $1.30 per share;



    - excludes 2,637,741 shares of common stock available for issuance under our 1997 stock incentive plan;



    - excludes 1,500,000 shares of common stock available for issuance under our 2000 employee stock purchase plan; and


    - assumes no exercise of the underwriters' over-allotment option.

                         SUMMARY FINANCIAL INFORMATION

    The following table sets forth our summary financial data. You should read this information together with our financial statements, the notes to those statements beginning on page F-1 of this prospectus, the information under "Selected Financial Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    The pro forma numbers in the table give effect to the conversion of all outstanding shares of preferred stock into 19,708,829 shares of common stock immediately prior to the completion of the offering.



    The balance sheet data on a pro forma as adjusted basis reflects the sale of 5,750,000 shares of common stock offered by us at an assumed initial offering price of $13.00 per share after deducting the underwriting discount and estimated offering expenses payable by us, and the receipt of net proceeds from this offering.



                                            PERIOD FROM                                 THREE MONTHS
                                         JANUARY 16, 1997         YEARS ENDED               ENDED
                                        (DATE OF INCEPTION)       DECEMBER 31,            MARCH 31,
                                          TO DECEMBER 31,     --------------------   -------------------
                                               1997             1998       1999        1999       2000
                                        -------------------   --------   ---------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenue.......................        $   400         $   978     $12,812    $   616    $ 7,064
  Gross profit........................            376             956       4,443        453      2,569
  Loss from operations................           (429)         (1,804)     (5,293)      (978)    (1,245)
  Net loss............................        $  (376)        $(1,603)    $(4,887)   $  (945)   $(4,303)
                                              =======         =======     =======    =======    =======
  Net loss per share, basic and
    diluted...........................        $ (0.45)        $ (0.61)    $ (1.53)   $ (0.27)   $ (0.67)
                                              =======         =======     =======    =======    =======
  Weighted average shares of common
    stock outstanding.................            828           2,660       5,971      3,828      7,887

  Pro forma net loss per share, basic
    and diluted (unaudited)...........                                    $ (0.38)              $ (0.17)
                                                                          =======               =======
  Shares used in computing pro forma
    net loss per share, basic and
    diluted (unaudited)...............                                     24,342                31,427



                                                                    AS OF MARCH 31, 2000
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                              ACTUAL     PRO FORMA   AS ADJUSTED
                                                             ---------   ---------   -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents................................  $ 35,410     $35,410      $104,028
  Working capital..........................................    35,280      35,280       103,898
  Total assets.............................................    44,396      44,396       113,014
  Redeemable convertible preferred stock...................    53,183          --            --
  Total shareholders' equity (deficit).....................  $(14,175)    $39,008       107,626

                                  RISK FACTORS

    INVESTING IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IF ANY OF THE FOLLOWING RISKS OCCUR, THE MARKET PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                        RISKS RELATED TO OUR OPERATIONS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE
PROSPECTS.


    We were founded in 1997 and have a limited operating history, which makes an evaluation of our future prospects difficult. In addition, the revenue and income potential of our business and markets are unproven. We began shipments of our first product in December 1998. Accordingly, we face risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. If we do not successfully address these risks, including the risks discussed below, we would likely not achieve anticipated levels of revenue growth. In this event, we would be unable to achieve profitability or build a sustainable business.


WE HAVE INCURRED NET LOSSES SINCE OUR INCEPTION, AND WE MAY NOT ACHIEVE OR SUSTAIN ANNUAL PROFITABILITY.


    We incurred net losses of approximately $376,000, $1.6 million and $4.9 million in 1997, 1998 and 1999, respectively, and had an accumulated deficit of approximately $11.2 million as of March 31, 2000. In the future we expect our research and development and selling, general and administrative expenses to increase. In addition, we will incur substantial non-cash charges relating to the amortization of deferred stock compensation. Accordingly, we expect to continue to incur additional operating losses for at least the next 12 months, and these losses may be substantial. Although we have experienced revenue growth in recent quarters, this growth is not necessarily indicative of future operating results, and we cannot assure you that we will be able to sustain the growth in our revenues. We cannot be certain that we will achieve profitability or that, if we do, that we can sustain or increase profitability on a quarterly or annual basis in the future or at all. This may in turn cause the price of our common stock to decline. In addition, if we do not achieve or sustain profitability in the future, we may be unable to continue our operations.


FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE AND MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK.

    Our quarterly operating results are likely to vary significantly in the future based on a number of factors related to our industry and the markets for our products, some of which are not in our control and any of which may cause the price of our common stock to fluctuate. These factors include:

    - demand for flat panel monitors, advanced television displays, multimedia projectors and Internet appliances;

    - demand for our products and the timing of orders for our products;

    - the deferral of customer orders in anticipation of our new products or product enhancements or due to a reduction in our customers' end demand;

    - the loss of one or more of our key distributors or customers or a reduction, delay or cancellation of orders from one or more of these parties;

    - changes in the available production capacity at the semiconductor fabrication foundries that manufacture our products and changes in the costs of manufacturing;

    - our ability to provide adequate supplies of our products to customers and avoid excess inventory;

    - announcement or introduction of products and technologies by our competitors;

    - changes in product mix, product costs or pricing, or distribution channels; and

    - general economic conditions and economic conditions specific to the personal computer, display and semiconductor markets.

    These factors are difficult to forecast, and these or other factors could seriously harm our business. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our operating expenses and inventory levels are based on our expectations of future revenues and our operating expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, operating expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted. Any shortfall in our revenues would have a direct impact on our business. In addition, fluctuations in our quarterly results could adversely affect the price of our common stock in a manner unrelated to our long-term operating performance. Because our operating results are volatile and difficult to predict, you should not rely on the results of one quarter as an indication of our future performance. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the price of our common stock may decline significantly.

IF WE DO NOT ACHIEVE ADDITIONAL DESIGN WINS IN THE FUTURE, OUR ABILITY TO GROW WOULD BE SERIOUSLY LIMITED.


    Our future success will depend on developers of advanced display devices designing our products into their systems. To achieve design wins we must define and deliver cost-effective, innovative and integrated semiconductors. Once a supplier's products have been designed into a system, the developer may be reluctant to change its source of components due to the significant costs associated with qualifying a new supplier. Accordingly, the failure on our part to obtain additional design wins with leading branded manufacturers or integrators, and to successfully design, develop and introduce new products and product enhancements could harm our business, financial condition and results of operations.


    Achieving a design win does not necessarily mean that a developer will order large volumes of our products. A design win is not a binding commitment by a developer to purchase our products. Rather, it is a decision by a developer to use our products in the design process of that developer's products. Developers can choose at any time to discontinue using our products in their designs or product development efforts. If our products are chosen to be incorporated into a developer's products, we may still not realize significant revenues from that developer, if that developer's products are not commercially successful.


BECAUSE OF THE COMPLEX NATURE OF OUR SEMICONDUCTOR DESIGNS AND THE ASSOCIATED MANUFACTURING PROCESS AND THE RAPID EVOLUTION OF OUR CUSTOMERS' PRODUCT DESIGN WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR PRODUCT ENHANCEMENTS IN A TIMELY MANNER WHICH COULD DECREASE CUSTOMER DEMAND FOR OUR PRODUCTS AND REDUCE OUR REVENUES.



    The development of our semiconductors, which incorporate mixed analog and digital signal processing, is highly complex. These complexities require that we employ advanced designs and manufacturing processes that are unproven. Since commencing our operations, we have experienced increased development time and delays in introducing new products. We will not always succeed in developing new products or product enhancements nor do so in a timely manner.

    Successful development and timely introduction of new or enhanced products depends on a number of other factors, including:



    - accurate prediction of customer requirements and evolving industry standards, including digital interface and content piracy protection standards;



    - development of advanced display technologies and capabilities;


    - timely completion and introduction of new product designs;

    - use of advanced foundry processes and achievement of high manufacturing yields; and

    - market acceptance of the new products.


If we are not able to successfully develop and introduce our products in a timely manner, our business and results of operations will be adversely affected.


INTEGRATION OF SOFTWARE IN OUR PRODUCTS ADDS COMPLEXITY AND COST WHICH MAY AFFECT OUR ABILITY TO ACHIEVE DESIGN WINS AND MAY AFFECT OUR PROFITABILITY.


    Our products incorporate software and software development tools. The integration of software adds complexity, may extend our internal development programs and could impact our customers' development schedules. This complexity requires increased coordination between hardware and software development schedules and may increase our operating expenses without a corresponding increase in product revenue. Some customers and potential customers may choose not to use our products because of the additional requirements of implementing our software, preferring to use a product that works with their existing software. This additional level of complexity lengthens the sales cycle and may result in customers selecting competitive products requiring less software integration.



OUR HIGHLY INTEGRATED PRODUCTS ARE DIFFICULT TO MANUFACTURE WITHOUT DEFECTS AND THE EXISTENCE OF DEFECTS IN THE MANUFACTURED PRODUCTS COULD RESULT IN AN INCREASE IN OUR COSTS AND DELAYS IN THE AVAILABILITY OF OUR PRODUCTS.



    The manufacture of semiconductors is a complex process and it is often difficult for semiconductor foundries to produce semiconductors free of defects. Because our products are more highly integrated than many other semiconductors and incorporate mixed analog and digital signal processing and embedded memory technology, they are even more difficult to produce without defects.



    The ability to manufacture products of acceptable quality depends on both product design and manufacturing process technology. Since defective products can be caused by either design or manufacturing difficulties, identifying quality problems can occur only by analyzing and testing our semiconductors in a system after they have been manufactured. The difficulty in identifying defects is compounded because the process technology is unique to each of the multiple semiconductor foundries we contract with to manufacture our products. Failure to achieve defect-free products due to their increasing complexity may result in an increase in our cost and delays in the availability of our products.



A SIGNIFICANT AMOUNT OF OUR REVENUE COMES FROM A FEW CUSTOMERS AND DISTRIBUTORS AND ANY DECREASE IN REVENUES FROM, OR LOSS OF ANY OF, THESE CUSTOMERS OR DISTRIBUTORS COULD SIGNIFICANTLY REDUCE OUR TOTAL REVENUES.



    We are and will continue to be dependent on a limited number of large customers and distributors for a substantial portion of our revenue. In 1999 and for the three months ended March 31, 2000, sales to Tokyo Electron Device Limited, our Japanese distributor, represented 54.9% and 64.1% of our total revenue, respectively, and sales to MicroMax International Corporation, our Taiwanese distributor, represented 24.4% and 13.1% of our total revenue, respectively. In 1999 and for the three months ended March 31, 2000, sales through Tokyo Electron Device to our customer Seiko Epson Corporation. represented 23.3% and 25.3%, of our total revenue, respectively, and sales through Tokyo Electron Device to our customer
Hitachi, Ltd represented 11.2% and 12.4% of our total revenue, respectively. Sales through MicroMax to our customer Optoma Corp., formerly known as CTX Opto-Electronics Corporation, an integrator for Compaq Computer Corporation, represented 13.5% and 9.4% of our total revenue for 1999 and the three months ended March 31, 2000, respectively. As a result of this customer and distributor concentration, any one of the following factors could significantly impact our revenues:


    - a significant reduction, delay or cancellation of orders from one or more of our key distributors, branded manufacturers or integrators; or


    - a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed semiconductor, for inclusion in future product generations.


    The display manufacturing market is highly concentrated among relatively few large manufacturers. We expect our operating results to continue to depend on sales and revenues from a relatively small number of distributors that sell our products to display manufacturers and their suppliers.


THE CONCENTRATION OF OUR ACCOUNTS RECEIVABLE WITH A LIMITED NUMBER OF DISTRIBUTORS EXPOSES US TO INCREASED CREDIT RISK AND COULD SERIOUSLY HARM OUR OPERATING RESULTS AND CASH FLOWS.



    As of March 31, 2000, we had accounts receivable from Tokyo Electron Device and MicroMax that represented 69.0% and 14.8%, respectively, of our total accounts receivable. The failure by either of these distributors to pay these accounts receivable would result in a significant expense that would seriously harm our operating results and would reduce our cash flows.


INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES, AND IF WE DO NOT SUCCESSFULLY ADDRESS THE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS, OUR REVENUES COULD DECREASE.


    Sales outside of the U.S. accounted for 0.0%, 51.1%, 92.8% and 94.7% of our total revenue in 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively. Most of our customers are concentrated in Japan, Korea and Taiwan, with aggregate sales from those three countries accounting for 89.7% and 90.1% of our total revenue during the year ended December 31, 1999 and the three months ended March 31, 2000, respectively. We anticipate that sales outside the U.S. will continue to account for a substantial portion of our revenues in future periods. In addition, customers who incorporate our products into their products sell them outside of the U.S., thereby exposing us indirectly to foreign risks. In addition, all of our products are manufactured outside of the U.S. We are, therefore, subject to many international risks, including:



    - increased difficulties in managing international distributors and manufacturers of our products and components due to varying time zones, languages and business customs;



    - foreign currency exchange fluctuations such as the Asian financial crisis that occurred in 1998 which caused a devaluation in the currencies of Japan, Taiwan and Korea resulting in an increased cost of procuring our semiconductors;



    - potentially adverse tax consequences such as license fee revenue taxes imposed in Japan;



    - difficulties regarding timing and availability of export and import licenses, which have limited our ability to freely move demonstration equipment and samples in and out of Asia;



    - political and economic instability, particularly in Taiwan and Korea;

    - reduced or limited protection of our intellectual property, significant amounts of which are contained in software which is more prone to design piracy;



    - increased transaction costs related to sales transactions conducted outside of the U.S. such as charges to secure letters of credit for foreign receivables;


    - difficulties in maintaining sales representatives outside of the U.S. that are knowledgeable of the display processor industry and our display processor products;


    - changes in the regulatory environment in Japan, Korea and Taiwan that may significantly impact purchases of our products by our customers; and



    - difficulties in collecting accounts receivable.



OUR DEPENDENCE ON SELLING THROUGH DISTRIBUTORS AND INTEGRATORS INCREASES THE COMPLEXITY OF MANAGING OUR SUPPLY CHAIN AND MAY RESULT IN EXCESS INVENTORY OR INVENTORY SHORTAGES.



    Selling through distributors reduces our ability to forecast sales and increases the complexity of our business. Since our distributors are an intermediary between us and the companies using our products, we must rely on our distributors to accurately report inventory levels and production forecasts. This arrangement requires us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and customers. Our failure to manage one or more of these challenges could result in excess inventory or shortages that could seriously impact our operating revenue or limit the ability of companies using our semiconductors to deliver their products.



DEPENDENCE ON A LIMITED NUMBER OF SOLE-SOURCE, THIRD PARTY MANUFACTURERS FOR OUR PRODUCTS EXPOSES US TO SHORTAGES BASED ON CAPACITY ALLOCATION, PRICE INCREASES WITH LITTLE NOTICE, VOLATILE INVENTORY LEVELS AND DELAYS IN PRODUCT DELIVERY WHICH COULD RESULT IN DELAYS IN SATISFYING CUSTOMER DEMAND, INCREASED COSTS AND LOSS OF REVENUES.



    We do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. We rely on Toshiba Corporation and Taiwan Semiconductor Manufacturing Company, third party foundries for wafer fabrication and other contract manufacturers for assembly and electrical testing of our products. Our requirements represent only a small portion of the total production capacity of our contract manufacturers. Our third-party manufacturers have in the past reallocated capacity to other customers even during periods of high demand for our products. We expect that this will occur in the future. We do not have a long-term supply contract with any of our contract manufacturers, and they are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. From time to time our third-party manufacturers increase prices charged to manufacture our products with little notice. This requires us to either increase the price we charge for our products or suffer a decrease in our gross margins. Currently, this risk is particularly applicable because worldwide semiconductor manufacturing capacity is at full production. We try not to maintain substantial inventories of products, but need to order products long before we have firm purchase orders for those products which could result in excess inventory or inventory shortages. None of our products is currently manufactured by more than one supplier, and we expect that all of our products will continue to be manufactured by a single third-party manufacturer. This means that a disruption in production by a single third-party manufacturer would immediately result in our inability to deliver our products. For example, in September 1999 we experienced a delay in delivery of a prototype of a product caused by the shutdown of our third-party manufacturer's facility due to an earthquake.



    If we are unable to obtain our products from manufacturers on schedule, our ability to satisfy customer demand will be harmed, and revenue from the sale of products may be lost or delayed. If orders for our products are canceled, expected revenues will not be realized. In addition, if the price charged by our third-party manufacturers increases we will be required to increase our prices, which could harm our competitiveness, or suffer declines in our gross margin.



WE INTEND TO ASSUME MORE RESPONSIBILITY FOR THE MANUFACTURING OF OUR PRODUCTS WHICH, IF NOT IMPLEMENTED SUCCESSFULLY, COULD RESULT IN INCREASED COSTS OR A REDUCTION OR LOSS OF REVENUE.



    Currently, we purchase packaged, assembled and tested products from contract manufacturers. We expect that we will assume greater responsibility for this process for our next-generation of products by subcontracting separately for the production of wafers and for their assembly and testing. We intend to build some future products on a customer owned tooling basis, also known in the semiconductor industry as COT, where we directly contract the manufacture of wafers and assume the responsibility for the assembly and testing of our products. If we do so, we will become subject to increased risks arising from wafer manufacturing yields and associated with coordination of the manufacturing, assembly and testing process. Failure to implement this approach to manufacturing properly, would reduce our revenues and harm our gross margin and results of operations.



WE ARE DEPENDENT ON OUR FOUNDRIES TO IMPLEMENT COMPLEX SEMICONDUCTOR TECHNOLOGIES WHICH COULD ADVERSELY AFFECT OUR OPERATIONS IF THOSE TECHNOLOGIES ARE NOT AVAILABLE, DELAYED OR INEFFICIENTLY IMPLEMENTED.



    In order to increase performance and functionality and reduce the size of our products, we are continuously developing new products using advanced technologies that further miniaturize semiconductors. However, we are dependent on our foundries to develop and provide access to the advanced processes that enable such miniaturization. We cannot be certain that future advanced manufacturing processes will be implemented without difficulties, delays or increased expenses. Our business, financial condition and results of operations could be materially and adversely affected if advanced manufacturing processes are unavailable to us, substantially delayed or inefficiently implemented.


IF WE HAVE TO QUALIFY A NEW CONTRACT MANUFACTURER OR FOUNDRY FOR ANY OF OUR PRODUCTS, WE MAY EXPERIENCE DELAYS THAT RESULT IN LOST REVENUES AND DAMAGED CUSTOMER RELATIONSHIPS.

    Our products require manufacturing with state-of-the-art fabrication equipment and techniques. Because the lead time needed to establish a relationship with a new contract manufacturer is at least six months, and the estimated time for us to adapt a product's design to a particular contract manufacturer's processes is at least four months, there is no readily available alternative source of supply for any specific product. This could cause significant delays in shipping products, which may result in lost revenues and damaged customer relationships.


OUR FUTURE SUCCESS DEPENDS UPON THE CONTINUED SERVICES OF KEY PERSONNEL, MANY OF WHOM WOULD BE DIFFICULT TO REPLACE AND THE LOSS OF ONE OR MORE OF THESE EMPLOYEES COULD SERIOUSLY HARM OUR BUSINESS BY DELAYING PRODUCT DEVELOPMENT.



    Our future success depends upon the continued services of our executive officers, key hardware and software engineers, and sales, marketing and support personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. Particularly, because of the highly technical nature of our business, the loss of key engineering personnel could delay product introductions and significantly impair our ability to successfully create future products. In particular, the loss of the services of Allen Alley, our President, Chief Executive Officer and Chairman, Michael West, our Vice President, Technology, or Robert Greenberg, our Vice President, Product Development and Customer Support, could materially and adversely affect us. We are currently planning to hire a significant number of additional employees this year and in future periods, and we believe our success depends, in large part, upon our ability to identify, attract and retain qualified hardware and software engineers, and sales, marketing, finance and managerial personnel. Competition for talented personnel is intense and we may not be able to retain our key personnel or identify, attract or retain other highly qualified personnel in the future. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our product development efforts, revenues and business could be seriously harmed.



BECAUSE WE DO NOT HAVE LONG-TERM COMMITMENTS FROM OUR CUSTOMERS, AND PLAN PURCHASES BASED ON ESTIMATES OF CUSTOMER DEMAND WHICH MAY BE INACCURATE, WE MUST CONTRACT FOR THE MANUFACTURE OF OUR PRODUCTS BASED ON THOSE POTENTIALLY INACCURATE ESTIMATES.



    Because our sales are made on the basis of purchase orders rather than long-term purchase commitments, which our customers may cancel or defer purchase orders at any time. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we or our customers overestimate demand, we may purchase products which we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if we or our customers underestimate demand or if sufficient manufacturing capacity is unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.



DEVELOPMENT ARRANGEMENTS MAY CAUSE US TO INCUR SUBSTANTIAL OPERATING EXPENSES WITHOUT THE GUARANTEE OF ANY ASSOCIATED REVENUE OR FAR IN ADVANCE OF REVENUE.



    We have development arrangements with customers such as Compaq and ViewSonic and other parties such as Intel Corporation that consume large amounts of engineering resources far in advance of product revenue. Our work under these arrangements will be technically challenging and may require deliverables on an accelerated basis. For example, under our arrangement with Intel we are required to deliver specifications for a semiconductor shortly after entering into the arrangement. These arrangements place considerable demands on our limited resources, particularly on our most senior engineering talent, and may not result in revenue for twelve to eighteen months, if at all. In addition, allocating significant resources to these arrangements may detract from or delay the completion of other important development projects. Any of these development agreements could be canceled at any time without notice. These factors could have a material and adverse effect on our long term business and results of operations.


BECAUSE OF OUR LONG PRODUCT DEVELOPMENT PROCESS AND SALES CYCLE, WE MAY INCUR SUBSTANTIAL EXPENSES BEFORE WE EARN ASSOCIATED REVENUES AND MAY NOT ULTIMATELY SELL AS MANY UNITS OF OUR PRODUCTS AS WE FORECASTED.


    We develop products based on anticipated market and customer requirements and incur substantial product development expenditures prior to generating associated revenues. Because the development of our products incorporates not only our complex and evolving technology, but our customers' specific requirements, a lengthy sales process is often required before potential customers begin the technical evaluation of our products. Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for testing, evaluation and design of our products into a customer's equipment can take up to six months or more. It can take an additional six months before a customer commences volume shipments of systems that incorporate our products. However, even when we achieve a design win, the customer may never ship systems incorporating our products. Because of our relatively limited history in selling our products, we cannot assure you that the time required for the testing, evaluation and design of our products by our customers will not exceed six months. Because of this lengthy development cycle, we will experience delays between the time we incur expenditures for research and development, sales and marketing, inventory levels and the time we generate revenues, if any, from these expenditures.


SHORTAGES OF OTHER KEY COMPONENTS FOR OUR CUSTOMERS' PRODUCTS COULD DELAY OUR ABILITY TO SELL OUR PRODUCTS.


    Shortages of components and other materials that are critical to the design and manufacture of our customers' products could limit our sales. These components include liquid crystal display panels and other display components, analog-to-digital converters, digital receivers and video decoders. During 1999, companies that used our products experienced delays in the availability of key components from other suppliers which, in turn, threatened a delay in demand for the products that we supplied to them.


SHORTAGES OF MATERIALS USED IN THE MANUFACTURING OF OUR PRODUCTS MAY INCREASE OUR COSTS OR LIMIT OUR REVENUES AND IMPAIR OUR ABILITY TO SHIP OUR PRODUCTS ON TIME.

    From time to time, shortages of materials that are used in our board products may occur. In particular, we may experience shortages of semiconductor wafers and packages. If material shortages occur, we may incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and negatively impact our earnings.

OUR PRODUCTS COULD BECOME OBSOLETE IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE ONLY AVAILABLE ON TERMS THAT ARE NOT COMMERCIALLY VIABLE.

    We license technology from third parties that is incorporated into our products or product enhancements. Future products or product enhancements may require additional third-party licenses that may not be available to us or available on terms that are commercially reasonable. If we are unable to obtain any third-party license required to develop new products and product enhancements, we may have to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the competitiveness of our products.


WE MAY NOT BE ABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGE IN THE MARKETS IN WHICH WE COMPETE, OR WE MAY NOT BE ABLE TO COMPLY WITH INDUSTRY STANDARDS IN THE FUTURE MAKING OUR PRODUCTS LESS DESIRABLE OR OBSOLETE.



    The markets in which we compete or seek to compete are subject to rapid technological change, frequent new product introductions, changing customer requirements for new products and features, and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could render our products less desirable or obsolete which could harm our business. Recent examples of changing industry standards include the introduction of high-definition television, or HDTV, new digital receivers and displays with resolutions that have required us to accelerate development of new products to meet these new standards.



OUR SOFTWARE DEVELOPMENT TOOLS MAY BE INCOMPATIBLE WITH INDUSTRY STANDARDS AND CHALLENGING TO IMPLEMENT, WHICH COULD SLOW PRODUCT DEVELOPMENT OR CAUSE US TO LOSE CUSTOMERS AND DESIGN WINS.



    Our existing products incorporate complex software tools designed to help customers bring products into production. Software development is a complex process and we are dependent on software development languages and operating systems from vendors which may compromise our ability to design software in a timely manner. Also, software development is a volatile market and new software languages are introduced to the market that may be incompatible with our existing systems and tools. New software development languages may not be compatible with our own requiring significant engineering efforts to migrate our existing systems in order to be compatible with those new languages. Our current products are developed using Visual C, a popular software development language. However, existing or new software development tools could make our current products obsolete or hard to use. Software development disruptions could slow our product development or cause us to lose customers and design wins.


OUR INTEGRATED CIRCUITS AND SOFTWARE COULD CONTAIN DEFECTS, WHICH COULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.


    Despite testing by us and our customers, errors may be found in existing or new semiconductors and software. This could result in a delay in the recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs. They could also divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our semiconductors and would likely harm our business. Defects, integration issues or other performance problems in our semiconductors and software could result in financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us even if unsuccessful, would likely be time consuming and costly to defend.


OUR MANUFACTURERS AND CUSTOMERS ARE CONCENTRATED IN THE SAME GEOGRAPHIC REGION WHICH INCREASES THE RISK THAT A NATURAL DISASTER, LABOR STRIKE OR POLITICAL UNREST COULD DISRUPT OUR OPERATIONS.


    Our current manufacturers and substantially all of our customers are located in Japan, Korea and Taiwan. The risk of earthquakes in the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. In September 1999, a current manufacturer's facilities were affected by a significant earthquake in Taiwan. As a consequence of this earthquake, this manufacturer suffered power outages and disruption that impaired its production capacity. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region, or political unrest, labor strikes or work stoppages in countries where our manufacturers' and customers are located likely would result in the disruption of our foundry partners' assembly capacity. Any disruption resulting from extraordinary events could cause significant delays in shipments of our solutions until we are able to shift our manufacturing or assembling from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.



OTHERS MAY BRING INFRINGEMENT ACTIONS AGAINST US WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND.



    We may become subject to claims involving patents or other intellectual property rights. For example, we were recently notified by InFocus Systems, Inc. that InFocus believed we were infringing patents held by InFocus that relate to methods and apparatus for automatic pixel clock phase and frequency correction. While we do not believe we are infringing these patents, in order to avoid the business uncertainty and diversion of management attention associated with contesting this assertion, we have entered into a license agreement with InFocus granting us the right to use the technology covered by the InFocus patents in exchange for 156,863 shares of our Series D preferred stock and $2.4 million in cash payable in four quarterly installments commencing in March 2000. Under this license agreement, we also received a release of any claims that InFocus may have against us relating to these patents. Intellectual property claims could subject us to significant liability for damages and invalidate our proprietary rights. In addition, intellectual property claims may be brought against customers that incorporate our products in the design of their own products. These claims, regardless of their success or merit and regardless of whether we are named as defendants in a lawsuit, would likely be time-consuming and expensive to resolve and would divert the time and attention of management and technical personnel. Any future intellectual property litigation or claims also could force us to do one or more of the following:


    - stop selling products using technology that contain the allegedly infringing intellectual property;

    - attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

    - attempt to redesign those products that contain the allegedly infringing intellectual property.


    If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, which could seriously harm our business. In addition, we may not be able to develop, license or acquire non-infringing technology under reasonable terms. These developments could result in an inability to compete for customers or could adversely affect our ability to increase our earnings.


OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD HARM OUR COMPETITIVE POSITION BY ALLOWING OUR COMPETITORS TO ACCESS OUR PROPRIETARY TECHNOLOGY AND TO INTRODUCE SIMILAR DISPLAY PROCESSOR PRODUCTS.


    Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology, including our semiconductor designs and software. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have three patent applications pending with the U.S. Patent and Trademark Office for protection of our significant technologies. We cannot assure you that the degree of protection offered by patents or trade secret laws will be sufficient. Furthermore, we cannot assure you that any patents will be issued as a result of any pending applications, or that, if issued, any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. We provide the computer programming code for our software to selected customers in connection with their product development efforts, thereby increasing the risk that customers will misappropriate our proprietary software. Competitors in both the United States and foreign countries, many of which have substantially greater resources, may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products, or develop similar technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries.


ANY ACQUISITION WE MAKE COULD DISRUPT OUR BUSINESS AND SEVERELY HARM OUR FINANCIAL CONDITION.

    We intend to consider investments in or acquisitions of complementary businesses, products or technologies. While we have no current agreements to do so, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

    - issue stock that would dilute our current stockholders' percentage ownership;

    - incur debt;

    - assume liabilities;

    - incur amortization expenses related to goodwill and other intangible assets; or

    - incur large and immediate write-offs.

    Our operation of any acquired business will also involve numerous risks, including:

    - problems combining the purchased operations, technologies or products;

    - unanticipated costs;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with customers;

    - risks associated with entering markets in which we have no or limited prior experience; and

    - potential loss of key employees, particularly those of the acquired organizations.

    We may not be able to successfully integrate businesses, products or technologies or personnel that we might acquire in the future and any failure to do so could disrupt our business and seriously harm our financial condition.

FAILURE TO MANAGE OUR EXPANSION EFFECTIVELY COULD ADVERSELY AFFECT OUR ABILITY TO INCREASE OUR BUSINESS AND RESULTS OF OPERATIONS.


    Our ability to successfully market and sell our products in a rapidly evolving market requires effective planning and management processes. We continue to increase the scope of our operations domestically and internationally and have increased our headcount substantially. We grew from 22 employees on January 1, 1999, to 89 employees on March 31, 2000. In addition, we are currently planning to hire a significant number of additional employees this year. Our past growth, and our expected future growth, places a significant strain on our management systems and resources including our financial and managerial controls, reporting systems and procedures. To manage our growth effectively, we must implement and improve operational and financial systems, train and manage our employee base, attract and retain qualified personnel with relevant experience. We must also manage multiple relationships with customers, business partners, contract manufacturers, suppliers and other third parties. Moreover, we will spend substantial amounts of time and money in connection with our rapid growth and may have unexpected costs. Our systems, procedures or controls may not be adequate to support our operations and we may not be able to expand quickly enough to exploit potential market opportunities. While we have not, to date, suffered any significant adverse consequences due to our growth, if we do not continue to manage growth effectively our business would be seriously harmed.


                         RISKS RELATED TO OUR INDUSTRY

FAILURE OF CONSUMER DEMAND FOR FLAT PANEL DISPLAYS AND OTHER DISPLAY TECHNOLOGIES TO INCREASE COULD IMPEDE OUR GROWTH.

    Our product development strategies anticipate that consumer demand for flat panel displays and other emerging display products will increase in the future. The success of our products is dependent on increased demand for these products, which are at early stages of development. The potential size of the flat panel display market and the timing of its development are uncertain and will depend upon a number of factors, all of which are beyond our control. In order for the market for many of our products to grow, advanced flat panel displays must be widely available and affordable to consumers. Currently there is a limited supply of advanced flat panel displays, and increasing the supply of advanced displays is a costly and lengthy process requiring significant capital investment. Accordingly, we do not expect the current shortage of advanced flat panel displays or their high prices to change in the near term. In the past, the supply of advanced flat panel displays has been cyclical. We expect this pattern to continue. Undercapacity in the advanced flat panel display market may limit our ability to increase our revenues because our customers may limit their purchases of our products if they cannot obtain sufficient supplies of advanced flat panel displays. In addition, advance flat panel display prices may remain high because of limited supply, and consumer demand may not grow if the supply of advanced flat panel displays does not increase.

THE FAILURE OF BROADBAND COMMUNICATIONS TO DEVELOP WILL ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS.


    We anticipate deriving significant portions of our future revenues from products that are dependent on the delivery of information via broadband communications. Our business will be negatively impacted if broadband communications develop more slowly than we anticipate. Factors impacting the acceptance of broadband communications include the introduction of new technologies, consumer pricing, cost and time required to provide broadband infrastructure, lack of industry standards and government regulation. The emergence of industry standards could make our products or those of our customers unmarketable or obsolete and may require us to incur substantial unanticipated development costs to comply with any new standards.



IF PRODUCTS INCORPORATING OUR SEMICONDUCTORS ARE NOT COMPATIBLE WITH COMPUTER DISPLAY PROTOCOLS, VIDEO STANDARDS AND OTHER DEVICES, THE MARKET FOR OUR PRODUCTS WILL BE REDUCED AND OUR BUSINESS PROSPECTS COULD BE SIGNIFICANTLY LIMITED.


    Our products are incorporated into our customers' products which have different parts and specifications and utilize multiple protocols that allow them to be compatible with specific computers, video standards and other devices. If our customers' products are not compatible with the these protocols and standards, consumers will return these products, or consumers will not purchase these products, and the markets for our customers' products could be significantly reduced. As a result, a portion of our market would be eliminated, and our business would be harmed.

INTENSE COMPETITION IN OUR MARKETS MAY REDUCE SALES OF OUR PRODUCTS, REDUCE OUR MARKET SHARE, DECREASE OUR GROSS PROFIT AND INCREASE LOSSES.

    Rapid technological change, evolving industry standards, compressed product life cycles and declining average selling prices are characteristics of our market and could have a material adverse effect on our business, financial condition and results of operations. As the overall price of advanced flat panel display screens continues to fall, we may be required to offer our products to manufacturers at discounted prices due to increased price competition. At the same time, new, alternative display processing technologies and industry standards may emerge that directly compete with technologies that we offer. We may be required to increase our investment in research and development at the same time that product prices are falling. In addition, even after making this investment, we cannot assure you that our technologies will be superior to those of our competitors or that our products will achieve market acceptance, whether for performance or price reasons. Failure to effectively respond to these trends could reduce the demand for our products.


    We compete with a range of specialized and diversified electronic and semiconductor companies that offer display processors. In particular, we compete against Genesis Microchip, Inc., Macronix International Co., Ltd., Sage, Inc., Silicon Image, Inc., SmartASIC, Inc., STMicroelectronics NV, Trident Microsystems, Inc. and other companies. Potential competitors may include diversified semiconductor manufacturers including Broadcom Corporation, National Semiconductor Corp., Texas Instruments, Inc. and other diversified semiconductor companies. We also compete in some instances against in-house processing solutions designed by our customers. Many of our competitors have longer operating histories and greater resources to support development and marketing efforts. Some of our competitors may operate their own fabrication facilities. These competitors may be able to react faster and devote more resources to efforts that compete directly with our own. In the future, our current or potential customers may also develop their own proprietary display processors and become our competitors. In addition, start-up companies may seek to compete in our markets. Our competitors may develop advanced technologies enabling them to offer more cost-effective and higher quality semiconductors to our customers than those offered by us. Increased competition could harm our business, financial condition and results of operations by, for example, increasing pressure on our profit margin or causing us to lose sales opportunities. We cannot assure you that we can compete successfully against current or potential competitors.


THE MARKET FOR INTERNET APPLIANCES MAY NOT EVOLVE RAPIDLY ENOUGH TO SUPPORT EXPANDED MARKET ACCEPTANCE OF OUR PRODUCTS AND INDUSTRY STANDARDS IN THIS MARKET CONTINUE TO EVOLVE.


    If the emerging market for Internet appliances does not develop or does not evolve fast enough to support rapid market acceptance of our products, our business, financial condition and results of operations will be materially and adversely affected. The Internet appliance market includes netTVs, screenphones, e-mail terminals, Web terminals and tablets. Our success will depend on our ability to achieve design wins with customers developing new products and enhanced products for the Internet appliance market and their ability to successfully introduce and promote these products. There can be no assurance that the Internet appliance market will develop to the extent or in the timeframes necessary to support expansion of our business. We anticipate that Internet appliance products will be generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or our customers products unmarketable or obsolete and we may incur substantial unanticipated costs to comply with any new standards. Moreover, our past sales have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products addressing changes within our industry. Our continued ability to adapt to industry changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and our prospects for growth. There can be no assurance that we will be able to anticipate the evolving standards in the semiconductor industry and, in particular, the applications in the Internet appliance market, or that we will be able to successfully develop and introduce new products into this market.



THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY MAY LEAD TO SIGNIFICANT VARIANCES IN THE DEMAND FOR OUR PRODUCTS AND COULD HARM OUR OPERATIONS.


    In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including economic conditions in Asia. The cyclical nature of the semiconductor industry has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of changes in industry-wide conditions.

                         RISKS RELATING TO THE OFFERING

THE SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE COULD CAUSE THE MARKET PRICE OF SHARES OF OUR COMMON STOCK TO DECLINE.


    We will have approximately 35,503,563 shares of common stock outstanding immediately after the offering. The shares of our common stock sold in the offering will be freely transferable. Additional shares may be sold in the public market to the extent permitted by Rule 144 or exemptions under the Securities Act of 1933. Lock-up agreements executed by our officers, directors and existing shareholders limit the number of shares of our common stock that may be sold in the public market for periods of up to 180 days. However, Salomon Smith Barney may, in its sole discretion and at any time, release all or some portion of the securities subject to the lock-up agreements. The market price of shares of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the offering, or the perception that significant sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

INVESTORS IN THIS OFFERING WILL EXPERIENCE SUBSTANTIAL AND IMMEDIATE DILUTION IN THE BOOK VALUE OF THEIR INVESTMENT.


    The initial public offering price of shares of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial public offering price of $13.00 per share, if you purchase our common stock in this offering, you will incur substantial and immediate dilution of approximately $10.02 per share. If additional shares are sold by the underwriters following the exercise of their over-allotment option, or if outstanding options to purchase shares of our common stock are exercised, there will be further dilution of your investment. See "Dilution."



THE ANTI-TAKEOVER PROVISIONS OF OREGON LAW AND IN OUR ARTICLES OF INCORPORATION COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK BY PREVENTING A SALE OR TAKEOVER OF US AT A PRICE OR PRICES FAVORABLE TO THE HOLDERS OF OUR COMMON STOCK.



    The anti-takeover provisions of Oregon law and our articles of incorporation may make a change in control of our business more difficult, even if a change in control would be beneficial to the shareholders. These provisions may allow the board of directors to prevent changes in the management and control of our business. Under Oregon law, our board of directors may adopt additional anti-takeover measures in the future. One anti-takeover provision that we have is the ability of our board of directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. At the time of the offering, there are no shares of preferred stock outstanding. However, because the rights and preferences of any series of preferred stock may be set by the board of directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected.



OUR PRINCIPAL SHAREHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY MAKE IT MORE DIFFICULT TO SELL OUR SHARES AT A PREMIUM TO TAKEOVER CANDIDATES.



    Immediately after the offering, our executive officers, directors and other principal shareholders will, in the aggregate, beneficially own 22,263,145 shares or approximately 62% of our outstanding common stock, assuming the exercise of all options and warrants held by them. Although these shareholders will not have majority control, they currently have, and likely will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interest of our shareholders. In addition, the voting power of these shareholders could have the effect of delaying or preventing a change in control of our business or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could prevent our shareholders from realizing a premium over the market price for their common stock.


OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED, AND WE EXPECT THAT THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SUBSTANTIALLY.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between the underwriters and us, and may not be indicative of the price that will prevail in the open market after this offering. An active trading market for our common stock may not develop or be sustained after this offering. You may not be able to sell your shares of our common stock at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in our operating results;

    - changes in expectations as to our future financial performance;

    - changes in financial estimates of securities analysts;

    - announcements by us or our competitors of technological innovations, design wins, contracts, standards or acquisitions;

    - the operating and stock price performance of other comparable companies;

    - changes in market valuations of other technology companies; and

    - inconsistent trading volume levels of our common stock.


    In particular, the stock prices of technology companies like us have been highly volatile recently. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Market fluctuations as well as general economic, political and market conditions including recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. Therefore, the price of our common stock may decline, and the value of your investment may be reduced regardless of our performance.


WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS WHICH WOULD LIMIT OUR ABILITY TO GROW.

    We believe our net proceeds from this offering, together with our existing cash balances and funds available under our credit facility will be sufficient to meet our capital requirements for at least the next 12 months. However, we may need, or could elect, to seek additional funding prior to that time. To the extent that funds generated by this offering, together with existing resources, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or our shareholders. Further, if we issue equity securities, our shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the sections entitled "Prospectus Summary," Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contains forward-looking information. This forward-looking information is subject to risks and uncertainties including the factors listed under "Risk Factors," Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS


    Based on an assumed initial public offering price of $13.00 per share, our net proceeds from the sale of the 5.75 million shares of common stock that we are offering will be approximately $68.6 million after deducting the underwriting discount and estimated expenses payable by us in connection with this offering. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $79.0 million.



    The principal purposes of this offering are to increase our working capital and other general corporate purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Although we may use a portion of the net proceeds to acquire complementary technologies or businesses, we have no current plans in this regard. Pending these uses, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities. Management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.


                                DIVIDEND POLICY

    We have never declared or paid cash dividends on shares of our capital stock. We currently expect to retain any future earnings to fund the operation and expansion of our business, and therefore we do not currently expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of March 31, 2000:


    - on an actual basis;


    - on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of preferred stock into 19,708,829 shares of common stock immediately prior to the completion of the offering; and



    - on a pro forma as adjusted basis, after giving effect to the sale of 5,750,000 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share after deducting the underwriting discount and estimated offering expenses payable by us, and the receipt of net proceeds from this offering.



                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................  $ 35,410   $ 35,410      $104,028
Redeemable convertible preferred stock, $.001 par value:
  Authorized 16,100,000 shares; issued and outstanding
    13,139,219 shares (actual); no shares (pro forma and
    as adjusted)............................................    53,183         --            --
Common stock, $.001 par value:
  Authorized 35,000,000 shares; issued and outstanding
    10,044,734 shares (actual); 29,753,563 shares (pro
    forma); 35,503,563 shares (as adjusted).................        --     53,183       121,801
Deferred stock compensation.................................    (2,807)    (2,807)       (2,807)
Note receivable for common stock............................      (199)      (199)         (199)
Accumulated deficit.........................................   (11,169)   (11,169)      (11,169)
                                                              --------   --------      --------
Total shareholders' equity (deficit)........................   (14,175)    39,008       107,626
                                                              --------   --------      --------
Total capitalization........................................  $ 39,008   $ 39,008      $107,626
                                                              ========   ========      ========



    Common stock excludes:



    - 3,010,832 shares of common stock issuable upon the exercise of options outstanding at March 31, 2000 at a weighted average exercise price of $1.30 per share;



    - 2,637,741 shares of common stock available for issuance under our 1997 stock incentive plan; and



    - 1,500,000 shares of common stock available for issuance under our 2000 employee stock purchase plan.

                                    DILUTION


    Our pro forma net tangible book value as of March 31, 2000 was approximately $37.3 million or approximately $1.25 per share. Pro forma net tangible book value per share represents pro forma tangible assets less total liabilities, divided by our pro forma number of outstanding shares of common stock after giving effect to, on a pro forma basis, the automatic conversion of all currently outstanding shares of preferred stock into 19,708,829 shares of common stock immediately prior to the completion of the offering.



    Without taking into account any changes in pro forma net tangible book value per share after March 31, 2000, other than to give effect to the sale of the shares of common stock in this offering at an assumed initial public offering price of $13.00 per share after deducting the underwriting discount and estimated expenses payable by us and the receipt of the net proceeds of the sale, the pro forma net tangible book value as of March 31, 2000 would have been approximately $105.9 million or approximately $2.98 per share. This represents an immediate increase in pro forma net tangible book value per share of $1.73 to existing shareholders and an immediate dilution of $10.02 per share to new investors. The following table sets forth this per share dilution:



Assumed initial public offering price per share.............              $13.00
  Pro forma net tangible book value per share at March 31,
    2000....................................................   $ 1.25
  Increase in pro forma net tangible book value per share
    attributable to this offering...........................     1.73
                                                               ------
Pro forma net tangible book value per share after the
  offering..................................................                2.98
                                                                          ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................              $10.02
                                                                          ======



    The following table summarizes, on a pro forma basis as of March 31, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing shareholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $13.00 per share.



                                               SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                             ---------------------   ----------------------   PRICE PAID
                                               NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                             ----------   --------   -----------   --------   ----------
Existing shareholders......................  29,753,561     83.8%    $49,489,264     39.8%      $  1.66
New investors..............................   5,750,000     16.2      74,750,000     60.2         13.00
                                             ----------    -----     -----------    -----
  Total....................................  35,503,561    100.0%    124,239,264    100.0%
                                             ==========    =====     ===========    =====



    The foregoing discussion and table excludes:



    - 3,010,832 shares of common stock issuable upon the exercise of options outstanding at March 31, 2000 at a weighted average exercise price of $1.30 per share;



    - 2,637,741 shares of common stock available for issuance under our 1997 stock incentive plan; and



    - 1,500,000 shares of common stock available for issuance under our 2000 employee share purchase plan.



    If all options outstanding at March 31, 2000 were exercised, the pro forma net tangible book value per share immediately after completion of the offering would be $2.85, which represents an immediate dilution in net tangible book value per share of $10.15 to purchasers of shares of common stock in the offering. See "Management--Employee Benefit Plans" and the notes to our financial statements for more information on our option plans.

                            SELECTED FINANCIAL DATA


    The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the related notes found elsewhere in this prospectus. The statement of operations data for the period from January 16, 1997 through December 31, 1997 and years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from the audited financial statements of Pixelworks included elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. The audited balance sheet data as of December 31, 1997 is derived from the audited financial statements not included in this Prospectus. The statement of operations data for the periods ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000, are derived from unaudited interim financial statements included in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for any future period.



                                                       PERIOD FROM                                THREE MONTHS
                                                    JANUARY 16, 1997         YEARS ENDED              ENDED
                                                   (DATE OF INCEPTION)      DECEMBER 31,            MARCH 31,
                                                     TO DECEMBER 31,     -------------------   -------------------
                                                          1997             1998       1999       1999       2000
                                                   -------------------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue, net...........................      $            25   $   105    $12,647    $   451    $ 7,064
  Commissions....................................                  375       373         65         65         --
  Licensing and development fees.................                   --       500        100        100         --
                                                       ---------------   -------    -------    -------    -------
  Total revenue..................................      $           400   $   978    $12,812    $   616    $ 7,064
Cost of revenue..................................                   24        22      8,369        163      4,495
                                                       ---------------   -------    -------    -------    -------
Gross profit.....................................                  376       956      4,443        453      2,569
                                                       ---------------   -------    -------    -------    -------
Operating expenses:
  Research and development.......................                  215     1,446      4,805        823      1,690
  Selling, general and administrative............                  590     1,314      4,366        604      1,784
  Amortization of deferred stock compensation....                   --        --        565          4        340
                                                       ---------------   -------    -------    -------    -------
Total operating expenses.........................                  805     2,760      9,736      1,431      3,814
                                                       ---------------   -------    -------    -------    -------
Loss from operations.............................                 (429)   (1,804)    (5,293)      (978)    (1,245)
Interest and other income (expense), net.........                   53       215        409         36     (3,058)
                                                       ---------------   -------    -------    -------    -------
Loss before income taxes.........................                 (376)   (1,589)    (4,884)      (942)    (4,303)
Income taxes.....................................                   --        14          3          3         --
                                                       ---------------   -------    -------    -------    -------
Net loss.........................................                 (376)   (1,603)    (4,887)      (945)    (4,303)
Accretion of preferred stock redemption
  preference.....................................                   --       (10)    (4,278)       (98)      (954)
                                                       ---------------   -------    -------    -------    -------
Net loss attributable to common shareholders.....      $          (376)  $(1,613)   $(9,165)   $(1,043)   $(5,257)
                                                       ===============   =======    =======    =======    =======
Historical loss per share:
  Basic and diluted..............................      $         (0.45)  $ (0.61)   $ (1.53)   $ (0.27)   $ (0.67)
                                                       ===============   =======    =======    =======    =======
  Weighted average shares, basic and diluted.....                  828     2,660      5,971      3,828      7,887
Pro forma loss per share (unaudited):
  Basic and diluted..............................                                   $ (0.38)              $ (0.17)
                                                                                    =======               =======
  Shares used in computing basic and diluted.....                                    24,342                31,427

                                                                 AS OF DECEMBER 31,         MARCH 31,
                                                           ------------------------------   ---------
                                                             1997       1998       1999       2000
                                                           --------   --------   --------   ---------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................   $  367    $ 6,119    $12,199     $35,410
Working capital..........................................      568      4,427     12,770      35,280
Total assets.............................................    1,006      7,676     18,394      44,396
Long-term obligations, net of current portion............       --         --        591          --
Redeemable convertible preferred stock...................    1,216      7,755     23,701      53,183
Total shareholders' deficit..............................     (366)    (1,908)    (9,295)    (14,175)



    The pro forma statement of operations data presented above reflects the automatic conversion upon the closing of the offering of all outstanding shares of preferred stock into 19,708,829 shares of common stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. AS USED BELOW, REFERENCES TO THE YEAR ENDED DECEMBER 31, 1997 REFER TO THE PERIOD FROM JANUARY 16, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1997.

OVERVIEW


    We design, develop and market complete system-on-a-chip semiconductors and software that enable the visual display of broadband content. Our technology translates and optimizes video, computer graphics, and visual Web information for display on a wide variety of electronic devices. We have announced products in production with Compaq, Sony and ViewSonic, and have more than 45 customers who are using our products in more than 75 products.


    During our first year of operation, we were the sole marketing and sales agent of plasma display panels for Fujitsu General America, Inc. in the United States. The relationship began in January 1997 and provided us with operating revenue through the conclusion of the relationship in March 1999. The revenues helped finance research and development of our core business of system-on-a-chip design and the development of our marketing and sales infrastructure.


    In December 1998, we began shipping PW364 ImageProcessor semiconductors, which we believe to be the world's first single-chip flat panel display controller. Additional semiconductors were introduced in 1999: the PW264 ImageProcessor semiconductors in April and the PW164 ImageProcessor semiconductors in August. These semiconductors extended the product line into new markets by providing new features for specific display applications at lower price points.


    We sell our products worldwide through a direct sales force and indirectly through distributors and manufacturers representatives. Distributors have been established in Japan and Taiwan. Manufacturers representatives support European and Korean sales. In February 2000, sales and marketing offices were established in Japan and Taiwan.

    We recognize revenue from product sales to direct customers upon shipment. We recognize revenue from product sales to distributors upon shipment if the distributor has a firm sales commitment from an end customer. Reserves for sales returns and allowances are recorded at the time of shipment.


    Historically, significant portions of our product revenue have been from a relatively small number of customers and distributors. Our top five customers accounted for 62.3% of product revenue in 1999. See "Risk Factors--A significant amount of our revenue comes from a few customers and distributors and any decrease in revenues from, or loss of any of, these customers or distributors could significantly reduce our total revenue" and "Risk Factors--Our dependence on selling through distributors and integrators increases the complexity of managing our supply chain and may result in excess inventory or inventory shortages."



    Significant portions of our products are sold overseas. Sales outside the U.S. accounted for 92.8% of total revenue in 1999 and 94.7% of total revenue for the three months ended March 31, 2000. Our end customers, branded manufacturers and integrators, incorporate our products into systems that are sold worldwide. All revenue to date has been denominated in U.S. dollars. See "Risk Factors--International sales account for a significant portion of our revenues, and if we do not successfully address the risks associated with our international operations, our revenues could decrease."



    Product gross profit fluctuated over the past several quarters due to a change in mix from low volume chip and evaluation board samples to high volume semiconductor production. We expect average selling prices to decrease as we move to higher volume, lower cost products. Additionally there will be some average selling price reductions for our existing products due to the highly competitive nature of the semiconductor industry. We anticipate that our product gross profit may fluctuate quarter to quarter because we sell multiple products with varying margins and the mix of products sold from period to period will change. Our gross profit will also be affected by our move from a turnkey application specific integrated circuit, or ASIC, business model to a customer owned tooling, or COT, business model which should, if executed successfully, offset some of the negative effect on gross margins resulting from reductions in average selling prices. See "Risk Factors--Intense competition in our markets may reduce sales of our products, reduce our market share, decrease our gross profit and increase losses."



    Within the semiconductor industry we are known as a "fabless" company, meaning that we do not fabricate the semiconductors that we design and develop, but instead rely on third parties to manufacture our products. This business model enables us to focus on designing, developing, and marketing our products and significantly reduces the amount of capital we need to invest in capital expenditures related to semiconductor manufacturing. See "Risk Factors--We depend on a limited number of contract manufacturers for our products, and we must order products from them based on forecasts from our customers from which we do not have firm purchase orders."


    Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. In addition, the sales cycle for our products is long which may cause us to experience a delay between the time we incur expenses and the time we generate revenue from these expenditures. We intend to increase our investment in research and development, selling, general and administrative functions and inventory as we seek to expand our operations. We anticipate the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, seriously harming our operating results for that quarter and, potentially, future quarters. See "Risk Factors--Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock" and "Risk Factors--Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues and may not ultimately sell as many units of our products as we forecasted."

RESULTS OF OPERATIONS

    The following table sets forth statement of operations data expressed as a percentage of total revenue for the periods indicated.


                                PERIOD FROM                                        THREE MONTHS
                             JANUARY 16, 1997          YEARS ENDED                    ENDED
                            (DATE OF INCEPTION)        DECEMBER 31,                 MARCH 31,
                              TO DECEMBER 31,     ----------------------      ----------------------
                                   1997             1998          1999          1999          2000
                            -------------------   --------      --------      --------      --------
Revenue:
  Product revenue, net....             6.2%          10.8%         98.7%         73.2%        100.0%
  Commissions.............            93.8           38.1           0.5          10.6           0.0
  Licensing and
    development fees......             0.0           51.1           0.8          16.2           0.0
                                    ------         ------        ------        ------        ------
Total revenue.............           100.0          100.0         100.0         100.0         100.0
Cost of revenue...........             6.0            2.2          65.3          26.5          63.6
                                    ------         ------        ------        ------        ------
Gross profit..............            94.0           97.8          34.7          73.5          36.4
                                    ------         ------        ------        ------        ------
Operating expenses:
  Research and
    development...........            53.8          147.8          37.5         133.6          23.9
  Selling, general and
    administrative........           147.5          134.4          34.1          98.0          25.3
  Amortization of deferred
    stock compensation....             0.0            0.0           4.4           0.7           4.8
                                    ------         ------        ------        ------        ------
Total operating expense...           201.3          282.2          76.0         232.3          54.0
                                    ------         ------        ------        ------        ------
Loss from operations......          (107.3)        (184.4)        (41.3)       (158.8)        (17.6)
Interest and other income
  (expense), net..........            13.3           21.9           3.2           5.9         (43.3)
                                    ------         ------        ------        ------        ------
Loss before income
  taxes...................           (94.0)        (162.5)        (38.1)       (152.9)        (60.9)
Income taxes..............             0.0            1.4           0.0           0.5           0.0
                                    ------         ------        ------        ------        ------
Net loss..................           (94.0)%       (163.9)%       (38.1)%      (153.4)%       (60.9)%
                                    ======         ======        ======        ======        ======



THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999



    PRODUCT REVENUE. Product revenue increased from $451,000 for the three months ended March 31, 1999 to $7.1 million for the three months ended
March 31, 2000. The $6.6 million dollar increase in product revenue was related to increased volume shipments of ImageProcessor semiconductors.



    COMMISSIONS REVENUE. Commissions revenue decreased from $65,000 for the three months ended March 31, 1999 to $0 for the three months ended March 31, 2000. Commissions revenue for the three months ended March 31, 1999 was derived from an agreement with Fujitsu General America, Inc. to sell their plasma display products in the United States.



    LICENSING AND DEVELOPMENT FEES. Licensing and development fees decreased from $100,000 for the three months ended March 31, 1999 to $0 for the three months ended March 31, 2000. Licensing and development fees from the three months ended March 31, 1999 resulted from a 1998 agreement with a major customer to develop a product for exclusive use by the customer for front projection applications.



    GROSS PROFIT. Gross profit was 73.5% for the period ended March 31, 1999 compared to 36.4% for the period ended March 31, 2000. Gross profit was significantly higher in the first quarter of 1999 as a result of 26.8% of total revenue coming from commissions revenue and licensing and development fees, which have no associated cost of sales. Gross profit decreased to 36.4% in the first quarter of 2000 due to the increase of product revenue as a percent of total revenue, which have associated cost of sales.

    RESEARCH AND DEVELOPMENT. Research and development expense was $823,000, or 133.6% of total revenue for the three months ended March 31, 1999 compared to $1.7 million, or 23.9% of revenue for the three months ended March 31, 2000. The increase of $867,000 resulted primarily from a $505,000 increase in compensation expenses related to an increase in personnel and a $111,000 increase in expenses related to engineering consulting services.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was $604,000, or 98.0% of total revenue for the three months ended
March 31, 1999 as compared to $1.8 million, or 25.3% of total revenue. Most of the $1.2 million increase resulted from a $713,000 increase in compensation expenses related to an increase in personnel, $94,000 increase in accounting and legal expenses, $86,000 increase in travel expenses and $62,000 increase in sales commissions.



    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Stock compensation expense increased $336,000 to $340,000 for the three months ended March 31, 2000 from $4,000 for the three months ended March 31, 1999. The increase in stock compensation expense is the result of the issuance of additional stock options to employees at a deemed discount from the fair value of the common stock on the date of grant through March 31, 2000. At March 31, 2000, the amount of employee unearned compensation was $2.8 million. The deferred balance will be amortized on an accelerated method as the employee provides services over the vesting period of the options.



    INTEREST AND OTHER INCOME & EXPENSE. Interest and other income and expense consists of interest income, interest expense and other non-operating income and expense. Interest and other income and expense, net was $36,000 of income and $3.1 million expense for the three months ended March 31, 1999 and March 31, 2000, respectively. The $3.1 million of increase in expense is attributable to $3.3 million in other expense associated with the patent settlement between Pixelworks, Inc. and InFocus Systems, Inc., in February 2000. This increase was partially offset by the increased interest income of $231,000 related to higher average cash balances.



    PROVISION FOR INCOME TAXES. During the three months ended March 31, 1999 we had approximately $3,000 of income tax expenses related to foreign taxes on license fee revenue. We recorded no provision for income tax expense during the three months ended March 31, 2000.


YEAR ENDED DECEMBER 31, 1997, 1998 AND 1999


    PRODUCT REVENUE. Product revenue increased from $25,000 in 1997 to $105,000 in 1998, and increased to $12.6 million in 1999. Revenues in 1997 and 1998 were from the sale of stands and cases for flat screen televisions. In
December 1998, we shipped our first ImageProcessor semiconductors. Two additional, lower cost products, the PW264 ImageProcessor semiconductor and the PW164 ImageProcessor semiconductor, were introduced in April 1999 and August 1999, respectively, to broaden our addressable market. The increase in revenue from 1998 to 1999 resulted from the introduction of these ImageProcessor semiconductors.



    COMMISSIONS REVENUE. Commissions revenue decreased from $375,000 in 1997 to $373,000 in 1998, and decreased to $65,000 in 1999. Commissions revenue decreased from 1998 to 1999 as a result of the termination of an agreement with Fujitsu General America, Inc. to sell their plasma display products in the United States. We have not recognized commissions revenue since the first quarter of 1999 and do not expect to recognize commissions revenue in future periods.



    LICENSING AND DEVELOPMENT FEES. Licensing and development fees were $500,000 in 1998 and $100,000 in 1999. Licensing and development fees resulted from a 1998 agreement with a major customer to develop a product for exclusive use by the customer for front projection applications. We have not recognized licensing and development fees since the first quarter of 1999. However to the extent we enter into licensing or development arrangements in future periods, we would recognize licensing and development fees in those periods.



    GROSS PROFIT. Gross profit was 94.0% in 1997 and 97.8% in 1998 as a majority of revenues came from commissions revenue and licensing and development fees which have no associated cost of sales. Gross profit decreased from 97.8% in 1998 to 34.7% in 1999 as a result of the increase of product revenue as a percent of total revenue. Product sales which have associated cost of sales increased from 10.8% in 1998 to 98.7% in 1999.



    RESEARCH AND DEVELOPMENT. Research and development expense was $215,000, or 53.8% of total revenue for 1997, $1.4 million, or 147.8% of total revenue in 1998, and $4.8 million, or 37.5% of total revenue for 1999. Most of the $1.2 million increase from 1997 to 1998 resulted from an increase of $555,000 in compensation expenses related to an increase in personnel, an increase of $344,000 in depreciation expense from capital expenditures and an increase of $187,000 in engineering professional services. Most of the $3.4 million increase from 1998 to 1999 resulted from an increase of $2.0 million in compensation expenses related to an increase in personnel, an increase of $761,000 in depreciation expense and an increase of $432,000 in engineering professional services. Although absolute expenses increased from 1998 to 1999, research and development expenses, as a percentage of total revenue, declined. We believe that continued investment in research and development is critical to our strategic objectives and we expect these expenses to increase in the future.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was $590,000, or 147.5% of total revenue for 1997, $1.3 million, or 134.4% of total revenue for 1998, and $4.4 million or 34.1% for 1999. A majority of the $724,000 increase from 1997 to 1998 resulted from an increase of $309,000 in compensation expenses related to an increase in personnel and an increase of $97,000 in professional service expense. Most of the $3.1 million increase from 1998 to 1999 resulted from a $1.7 million increase in personnel expenses, an increase of $312,000 in travel expenses, an increase of $272,000 in professional services and an increase of $161,000 in reserves for doubtful accounts. We expect selling, general and administrative expenses to increase in the future as we add personnel, incur additional costs to support continued growth and implement additional internal systems to support a public company.



    AMORTIZATION OF DEFERRED STOCK COMPENSATION. Stock compensation expense was $565,000 or 4.4% of total revenue in 1999. We will incur substantial stock compensation expense in future periods which represents non-cash charges incurred as a result of the issuance of stock options to employees and consultants. At December 31, 1999, the amount of employee unearned compensation was $2.2 million which will be amortized in future periods. Amortization of the December 31, 1999 balance of deferred stock compensation for the years ending December 31, 2000, 2001, 2002 and 2003 is estimated to be $1.1 million, $640,000, $346,000 and $131,000, respectively. With respect to stock options granted to employees, charges are recorded based on the difference between the deemed fair value of the common stock and the option exercise price of the subject options at the date of grant.



    INTEREST AND OTHER INCOME, NET. Interest and other income, net consists of interest income, interest expense and other non-operating income. Interest and other income, net was $53,000, $215,000 and $409,000 in 1997, 1998 and 1999,
respectively. The increases are attributable to interest income from cash proceeds from financing activities, partially offset by interest expense related to higher average debt balance.

    PROVISION FOR INCOME TAXES. We recorded no provision for income tax in 1997. We recorded income tax expense of $14,000 and $3,000 for 1998 and 1999, respectively, related to foreign taxes on license fee revenue. As of December 31, 1999 we had approximately $5 million of net operating loss carryforwards to offset against future taxable income. The carryforwards expire on various dates through 2018, if not used. Utilization of net operating losses is subject to an annual limitation due to the changes in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. We are in a deferred tax asset position, which has been fully reserved. We will continue to provide a valuation allowance for our deferred tax assets until it becomes more likely than not, in our assessment, that our deferred tax assets will be realized.

QUARTERLY RESULTS OF OPERATIONS


    The tables below set forth our quarterly results of operations in dollars and as a percentage of revenue for our last five quarters. This data has been derived from unaudited financial statements that have been prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of this information. These unaudited quarterly results should be read in conjunction with the annual audited financial statements and notes thereto included elsewhere in this prospectus.



                                                                       THREE MONTHS ENDED
                                                   ----------------------------------------------------------
                                                   MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
                                                     1999        1999         1999        1999        2000
                                                   ---------   ---------   ----------   ---------   ---------
                                                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue, net...........................   $  451      $ 1,849      $ 4,289     $ 6,058     $ 7,064
  Commissions....................................       65           --           --          --          --
  Licensing and development fees.................      100           --           --          --          --
                                                    ------      -------      -------     -------     -------
Total revenue....................................      616        1,849        4,289       6,058       7,064
Cost of revenue..................................      163        1,318        2,850       4,038       4,495
                                                    ------      -------      -------     -------     -------
Gross profit.....................................      453          531        1,439       2,020       2,569
                                                    ------      -------      -------     -------     -------
Operating expenses:
  Research and development.......................      823        1,052        1,342       1,588       1,690
  Selling, general and administrative............      604          915        1,270       1,577       1,784
  Amortization of deferred stock compensation....        4           29          140         392         340
                                                    ------      -------      -------     -------     -------
Total operating expenses.........................    1,431        1,996        2,752       3,557       3,814
                                                    ------      -------      -------     -------     -------
Loss from operations.............................     (978)      (1,465)      (1,313)     (1,537)     (1,245)
Interest and other income (expense), net.........       36           74          157         142      (3,058)
                                                    ------      -------      -------     -------     -------
Loss before income taxes.........................     (942)      (1,391)      (1,156)     (1,395)     (4,303)
Income taxes.....................................        3           --           --          --          --
                                                    ------      -------      -------     -------     -------
Net loss.........................................   $ (945)     $(1,391)     $(1,156)    $(1,395)    $(4,303)
                                                    ======      =======      =======     =======     =======

                                                                        THREE MONTHS ENDED
                                              ----------------------------------------------------------------------
                                              MAR. 31,       JUNE 30,       SEPT. 30,       DEC. 31,       MAR. 31,
                                                1999           1999            1999           1999           2000
                                              ---------      ---------      ----------      ---------      ---------
Revenue:
  Product revenue, net......................     73.2 %        100.0 %         100.0 %        100.0 %        100.0 %
  Commissions...............................     10.6            0.0             0.0            0.0            0.0
  Licensing and development fees............     16.2            0.0             0.0            0.0            0.0
                                               ------         ------          ------         ------         ------
Total revenue...............................    100.0          100.0           100.0          100.0          100.0
Cost of revenue.............................     26.5           71.3            66.4           66.7           63.6
                                               ------         ------          ------         ------         ------
Gross profit................................     73.5           28.7            33.6           33.3           36.4
                                               ------         ------          ------         ------         ------
Operating expenses:
  Research and development..................    133.6           56.9            31.3           26.2           23.9
  Selling, general and administrative.......     98.0           49.5            29.6           26.0           25.3
  Amortization of deferred stock
    compensation............................      0.7            1.6             3.3            6.5            4.8
                                               ------         ------          ------         ------         ------
Total operating expenses....................    232.3          108.0            64.2           58.7           54.0
                                               ------         ------          ------         ------         ------
Loss from operations........................   (158.8)         (79.2)          (30.6)         (25.4)         (17.6)
Interest and other income (expense), net....      5.9            4.0             3.6            2.4          (43.3)
                                               ------         ------          ------         ------         ------
Loss before income taxes....................   (152.9)         (75.2)          (27.0)         (23.0)         (60.9)
Income taxes................................      0.5            0.0             0.0            0.0            0.0
                                               ------         ------          ------         ------         ------
Net loss....................................   (153.4)%        (75.2)%         (27.0)%        (23.0)%        (60.9)%
                                               ======         ======          ======         ======         ======



    TOTAL REVENUE. Quarterly revenue increased in each quarter from $616,000 in the quarter ended March 31, 1999 to $7.1 million in the quarter ended March 31, 2000. The increase in revenue resulted from increasing unit shipments of the PW364 ImageProcessor semiconductor which began shipping in December 1998 and the introduction of two new products, the PW264 ImageProcessor semiconductor and PW164 ImageProcessor semiconductor, which began shipping in April and August, respectively.



    GROSS PROFIT. As a percentage of total revenue, gross profit decreased from 73.5% in the first quarter of 1999 to 28.7% in the second quarter of 1999 as a result of a decrease in commissions revenue and licensing and development fees, which have higher gross profits than product revenues. As a percentage of total revenue, gross profit increased from 28.7% in the second quarter to 33.6% and 33.3% in the third and fourth quarters of 1999, respectively and 36.4% in the first quarter of 2000. This increase was a result of a change in product mix which included the introduction of a new product, the PW164 ImageProcessor semiconductor, which began shipping in August.



    OPERATING EXPENSES. Research and development expense increased in absolute dollars each quarter as a result of an increase in personnel for the development of new products. Selling, general and administrative expense also increased in absolute dollars in each quarter as a result of an increase in sales and marketing personnel to support customer growth. Amortization of deferred stock compensation increased each quarter as a result of additional stock options granted in each quarter.


    We believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict future performance. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the display device industry. We may not be able to address these risks and difficulties successfully. In addition, we may not be able to increase sales to existing customers or add new customers on a regular basis and our revenue may not grow, and we may not achieve or maintain profitability in the future.

    Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the market price of our common share could significantly decline. See "Risk Factors--Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock" for more information on the factors affecting our quarterly results.

    Our sales cycle, which is typically between two and 12 months, contributed to fluctuations in our quarterly operating results. Most of our operating expenses are relatively fixed in the near term. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES


    Since our inception, we have financed operations through private placements of our preferred convertible stock. Through March 31, 2000, gross proceeds from private placements of preferred stock and the exercise of common stock purchase warrants issued to investors totaled approximately $47.3 million. To a lesser extent, we have financed operations through accounts payable and equipment lines of credit, and the exercise of options and warrants to purchase common stock.



    As of March 31, 2000, we had cash and cash equivalents of $35.4 million, an increase of $23.2 million from cash and cash equivalents held as of December 31, 1999. The increase was due to the sale of our preferred stock, which raised $26.5 million, offset by cash used in operating activities and purchases of property and equipment and other assets. In addition, we paid off all of our short-term and long-term borrowings.



    Net cash used in operating activities was $306,000, $901,000, $5.0 million, $903,000 and $71,000 for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. These net cash outflows resulted from operating losses as well as increases in inventory and accounts receivable due to increased sales and were partially offset by increases in accounts payable and accrued liabilities.



    Net cash used in investing activities was $553,000, $1.3 million, $2.2 million, $335,000 and $1.5 million for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. In 1997, the use of cash was attributable to purchases of short-term investments and property equipment. In 1998 and 1999, the use of cash was attributable to purchases of property and equipment. For the three months ended March 31, 1999 and 2000, the use of cash was attributable to purchases of intangible assets and property and equipment.



    Net cash provided by financing activities was $1.2 million, $7.9 million, $13.3 million, $127,000 and $24.8 million for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000. In 1997, cash provided by financing activities was attributable to the issuance of convertible preferred stock. In 1998, cash provided by financing activities was attributable to proceeds from the financing of equipment and the issuance of convertible preferred stock. In 1999, cash provided by financing activities was attributable to proceeds from borrowings against the accounts receivable line of credit and proceeds from the issuance of common stock, warrants and convertible preferred stock. During the three months ended March 31, 2000 cash provided by financing activities was attributable to proceeds from the issuance of our Series D preferred stock to strategic investors. The participants include: Analog Devices, Compaq, Sanyo, SeikoEpson, Toshiba, ViewSonic and a major semiconductor company.



    As of March 31, 2000, our principal commitment consisted of obligations outstanding under operating leases. In June 1999, we agreed to lease approximately 23,400 square feet in a facility located in Tualatin, Oregon, for a term of 60 months. The first year annual cost of this lease is approximately $312,000, increasing to an approximate annual cost of $462,000 for the next two years and an approximate annual cost of $497,000 for the remaining two years. Although we have no other material commitments, we anticipate a substantial increase in our capital expenditures consistent with anticipated growth in our operations, infrastructure and personnel. In the future we may also require a larger inventory of products in order to support anticipated growth in our business.


    In February of 2000, we licensed rights to two patents from InFocus Systems, Inc. The terms of the license call for four quarterly payments of $600,000 beginning on March 31, 2000.

    From time to time, we may evaluate acquisitions of businesses, products or technologies that compliment our business. Although we have no current plans in this regard, any transactions, if consummated, may consume a material portion of our working capital or require the issuance of equity securities that may result in further dilution to existing shareholders.

    We intend to substantially increase our operating expenses. These operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds from this offering, together with existing cash balances and funds available under our existing credit facilities, will be sufficient to meet our capital requirements for at least the next 12 months. After this period, capital requirements will depend on many factors, including the levels at which we maintain accounts receivable and inventory. We may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

    We have performed an analysis to assess the potential effect of reasonably possible near-term changes in interest and foreign currency exchange rates. The effect of such rate changes is not expected to be material to our results of operations, cash flows or financial condition. All transactions to date have been denominated in United States dollars.


    As of March 31, 2000 our cash included money market securities. Due to the short duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.


FOREIGN CURRENCY EXCHANGE RISK

    We are an international company, selling our products globally and, in particular, in Japan, Taiwan and Korea. Although we transact our business in U.S. dollars, we cannot assure you that future fluctuations in the value of the U.S. dollar would not affect the competitiveness of our products, gross profits realized, and results of operations. Further, we incur expenses in Japan, Korea and Taiwan and other countries that are denominated in currencies other than U.S. dollars. We cannot estimate the effect that an immediate 10% change in foreign currency exchange rates would have on our future operating results or cash flows as a direct result of changes in exchange rates. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

INFLATION

    The impact of inflation on our business has not been material since our inception.

RECENTLY ISSUE ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards, or SFAS, No. 133, Accounting For Derivative Instruments and Hedging Activities. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not expect the adoption of SFAS No. 133 to have a material impact on our results of operations.

YEAR 2000

    No significant Year 2000 problems arose. No significant expenditures related to the Year 2000 are expected.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW


    We design, develop and market semiconductors and software that enable the visual display of broadband content through a wide variety of electronic devices. Broadband content includes video, computer graphics and data delivered at high speeds via cable and telecommunication lines to our homes and offices. Our products integrate a microprocessor, memory and image processing circuits that function as a computer on a single chip, or system-on-a-chip.



    Initially, we introduced products for use in the most technically demanding display devices including advanced multimedia projectors, flat panel computer monitors and high-definition televisions. We have recently extended our product offerings into lower cost flat panel monitors with features and prices designed for consumer markets. In the future, we intend to develop products for emerging markets including Internet appliances, electronic devices designed solely for accessing and displaying Web content.



    Our system-on-a-chip semiconductors and feature-rich software help our customers to simplify their product design, reduce time to market, lower development costs and increase product performance. In addition, our customers can use a common design across multiple products.



    To date, we have announced that our semiconductors are used in products marketed by Compaq, Sony and ViewSonic. We have more than 45 customers, including seven out of the top 10 computer monitor brands and 10 out of the top 15 television brands. Our customers have more than 75 products in development or production using our system-on-a-chip semiconductors.


INDUSTRY BACKGROUND


    The increasing availability of high-speed access to broadband content is transforming the way we see and use information. The amount of information that can be transmitted at high speeds over long distances is increasing dramatically. At the same time, new technologies are allowing end users to receive data at significantly increased transmission speeds in the "last mile," the distance between the telephone and cable company and the user's home or office. According to IDC, broadband access is expected to grow at a compounded annual growth rate of approximately 78% from 1999 to 2003. In order to take full advantage of the large amounts of visual information arriving at the "last meter," the point where the information is processed and displayed, users are demanding more sophisticated display devices capable of showing text, graphics and full motion video simultaneously. These products include flat panel monitors, high definition televisions, or HDTVs, multimedia projectors, and Internet appliances. Independent research firms are projecting significant growth for these devices over the next several years. The following data has been gathered from published sources which were not specifically prepared or approved for use in this prospectus.


    - DisplaySearch estimates that the market for flat panel monitors will grow from 4.5 million units in 1999 to 23.2 million units in 2004, a compound annual growth rate of 39%.

    - Stanford Resources estimates that the market for HDTVs will grow from 1.5 million units in 1999 to 2.9 million units in 2004, a compound annual growth rate of 14%.


    - Pacific Media Associates estimates that the market for multimedia projectors will grow from 750,000 units in 1999 to 1.5 million units in 2003, a compound annual growth rate of 19%.



    - IDC estimates that an emerging category of devices including netTVs, screenphones and other Internet appliances will grow from 7.3 million units in 1999 to 32.5 million units in 2004, a compound annual growth rate of 35%.

    Today, the convergence of television and computer applications is creating new development opportunities for products that integrate the ability to display full motion video and support interactive capabilities such as browsing the Web while watching television. This convergence requires an increase in transmission capacity and makes the interpretion and display of information more complex. While significant growth is forecasted for display devices, the increasing need to rapidly process large amounts of information delivered in a multitude of broadcast and Web transmission formats could constrain this growth. This bottleneck limits access to the full visual potential of broadband content.



    Developing the technology to cost effectively meet the breadth and complexity of new display devices poses several technical challenges. First, the signals delivering content to these devices include analog, digital and video information that has been encoded using a combination of standard and non-standard industry formats. This information must be translated and optimized at very high speeds to match the functionality and display characteristics of different display devices. Second, these new devices require visual information to be displayed in a wide variety of sizes and formats. Each signal, whether analog or digital, must be manipulated to properly display the appropriate image in the correct format on the device. Third, all of these differing signals and formats need to be processed without compromising the visual quality of the information displayed.



    The rapid development of high resolution display technologies has created another challenge. The quality of a display device largely depends on its resolution. Resolution is defined by the number of picture elements, or pixels, that can be displayed. Pixels on a display are arranged in a matrix made up of a series of rows and columns. With higher resolution, more information can be displayed resulting in a crisper and cleaner image. In order to meet end users' expectations for higher quality images, new display technologies are frequently introduced with higher resolutions. Today's mainstream computer monitors use an Extended Graphics Array, or XGA, display consisting of a matrix of 1,024 by 768 pixels. Higher computer resolution formats are emerging such as Super Extended Graphics Array, or SXGA, with 1,280 by 1,024 pixels, and Ultra Extended Graphics Array, or UXGA, with 1,600 by 1,200 pixels. In addition, 18 definition television formats have been created to support HDTV video content.



    The industry is seeking to address some of this complexity and to accelerate the acceptance of flat panel displays through the development of new standards such as the Digital Visual Interface, or DVI, specification, a new digital standard for attaching a flat panel monitor to a computer. However, even with development of these standards, today's technology is reaching its physical limit of transmitting and receiving image data. New standards are required to increase the available transmission capacity, or bandwidth, in the last meter. Without new standards, the adoption of advanced high-resolution, high-performance display products may be impeded.



    Furthermore, the traditional design approach of creating "hard-wired" solutions for specific technical challenges results in single-purpose semiconductors that are difficult to re-configure for new products. The resulting fixed functionality combined with the lengthy design cycles for new products has made it difficult for developers to quickly design high-performance, flexible, multi-featured, and affordable new display products.


PIXELWORKS SOLUTION


    Our solution, the highly integrated ImageProcessor semiconductor coupled with our software, breaks through the bottleneck which has been limiting access to broadband content. Our products are capable of translating and optimizing high-speed video, computer graphics and Web information in real time. Our products also process signals ranging from low-resolution computer graphics to the latest high-definition television standards. We enable our customers to quickly integrate our products into their own advanced display product development programs with our system-on-a-chip semiconductors and software. We provide our customers with a new design approach that lets them develop all of their display solutions products using a consistent design method that is software compatible across product lines.



    We have embraced a systems design process rather than requiring our customers to design their products using many individual electronic components. Our semiconductors integrate a microprocessor, memory and image processing circuits. This approach enables our customers to substantially increase functionality, reduce time to market, and lower overall development costs in highly efficient designs that allow miniaturization. Our highly integrated products enable our customers to get their products into the market more rapidly by significantly reducing the selection, sourcing, testing, integration, debugging, and design of separate components.



    The following diagram illustrates the high level of integration of our semiconductors which results in reduced complexity, cost and time to market for our customers.


                      Description of graphics on page   :
    This graphic is entitled "Pixelworks ImageProcessor System-on-a-Chip Integration." The subtitle of this graph reads as follows: "Block Diagram Representation for SXGA-Resolution, Multimedia LCD Monitor." A further subtitle, positioned just above the graphic, reads: "Pixelworks Integrates Up to 10 Chips onto a Single Chip." Two discrete diagrams are positioned side by side. The left diagram shows an arrow pointing downward toward a group of 10 boxes connected by black lines with a second downward-pointing arrow at the bottom. All components of the diagram are shaded by black lines with a second downward-pointing arrow at the bottom. All components of the diagram are shaded gray and are represented as three-dimensional. Text inside the top arrow reads "Input Source." Reading from top to bottom, left to right, the individual boxes are labeled as follows:
"Microprocessor," "Scaler," "Video Processor," "Frame Rate Conversion," "Auto Image Optimization," "Color Compensation," "On-Screen Display," and three individual boxes labeled "Frame Buffer Memory." Lines connect all of the boxes with arrowheads pointing at each of the boxes. The bottom downward-pointing arrow is labeled "Output to Display." The diagram on the right side shows an arrow pointing downward to a single box comprised of small, sub-sections and another downward-pointing arrow at the bottom. All components of the diagram are shaded gray and are represented as three-dimensional. The top arrow is labeled "Input Source." Within the single box, there is one large box containing smaller boxes. This large box is shaded in black with white letters reading "Pixelworks Software." A slightly smaller, gray box is positioned within the larger box and is labeled "ImageProcessor IC." Within this smaller gray box are eight smaller boxes which read as follows from top to bottom, left to right: "Microprocessor," "Scaler," "Video Processor," "Frame Rate Conversion," "Auto Image Optimization," "Color Compensation," "On-Screen Display," and "Frame Buffer Memory." Below the box is an arrow labeled "Output to Display." Five semi-transparent, gray trapezoids link the left and right diagrams with the first top trapezoid connecting the top row of blocks of the left diagram to the top row of smaller blocks in the right diagram. The second trapezoid connects the second row of blocks in the left diagram to the second row of smaller blocks in the right diagram with this pattern continuing for rows three through five in each diagram.


Key benefits of our semiconductors and software include:



    CONSISTENT DESIGN ACROSS MULTIPLE PRODUCTS. Our products, comprised of both system-on-a-chip semiconductors and software, can be easily implemented across multiple product models and categories. Customers can significantly reduce development investments by leveraging a single effort to create a line of products, a benefit we believe to be unique to our design. Many of our customers are taking advantage of this capability. For example, Compaq is using our products in both flat panel display monitors and a multimedia projector, all leveraged from the same development effort.



    BROAD COMPATIBILITY. Our products work with a broad range of video, Web and computer graphics signals and display technologies. Our products instantly recognize, interpret, and optimize video and computer graphics for display on a wide variety of devices used in the home and office. This allows our customers to use our system-on-a-chip semiconductors in display products that address multiple market segments and applications. For example, ViewSonic has used our products to design flat panel monitors that have five data connectors--two analog, two digital, and one video--handling resolutions up to UXGA, or 1600 by 1200 pixels.



    NUMEROUS INNOVATIVE FEATURES. Our semiconductors and software give our customers a large variety of features required for the most demanding applications. These features include picture-in-picture, video rotation, projected image correction, and digital zoom. Our software also allows our customers to rapidly develop unique features that differentiate their end products.



    RAPID TIME TO MARKET WITH LOWER DEVELOPMENT COSTS. Our customers leverage our designs from one project to the next, lowering their overall development costs and promoting efficient design processes.


PIXELWORKS STRATEGY


    Our objective is to be a leading provider of system-on-a-chip semiconductors and software enabling universal access to broadband content through a wide array of electronic devices in consumer and business markets. The key elements of this strategy are:



    DESIGN AND SELL INCREASINGLY INTEGRATED SEMICONDUCTORS. We intend to continue to combine more and more of the functionality required to open up the last meter of broadband content delivery. Our semiconductors include an integrated microprocessor, memory, and image processing circuits capable of processing high-resolution images.



    DELIVER HIGHLY FLEXIBLE SOFTWARE-DRIVEN PRODUCTS. Unlike component semiconductor suppliers, our products include both highly integrated semiconductors and software. Our ready-to-implement software modules shorten our customers' development time by giving them the option to reduce or eliminate their own custom development. Our strategy is to continuously provide our customers with new software, driving higher levels of performance and functionality.



    EXPAND FROM HIGH-END MARKETS INTO MASS MARKETS. We targeted our initial products at the most challenging segments of the market: high-resolution flat-panel monitors and multimedia projectors. These technically demanding products were and continue to be a proving ground for our design approach and products. Our products have been widely accepted in these markets. Our strategy is to leverage our technology advantage and market acceptance by offering many of the same capabilities in system-on-a-chip semiconductors specifically designed for higher volume flat panel monitor markets by helping to drive down product costs while providing superior performance. We also expect these markets to include emerging applications, including Internet appliances, screenphones and netTVs.



    SUPPORT AND DEFINE INDUSTRY STANDARDS. Development and broad industry support of standards is critical to the continued adoption of flat panel displays and future broadband appliances. The current generation of standards is inadequate for the processing and display of next-generation broadband content. Future standards will have to address new device requirements such as higher resolutions, larger formats, multiple displays and high speed bandwidth. Our philosophy has been to support accepted industry standards including the DVI standard developed by the Digital Display Working Group. Moving forward we expect to be more proactive in the definition of new standards to drive the adoption of advanced display products.

    In support of this strategy, concurrent with the closing of our Series D preferred stock offering, we began collaborating with Intel Corporation to develop a new standard for next generation digital displays. Pixelworks intends to develop a new semiconductor that embodies that new standard, which we anticipate will incorporate functionality included in the current DVI standard as well as additional features useful for driving next generation displays. We have committed to offer the specification to the Digital Display Working Group for inclusion in future widely available specifications.



    BUILD STRATEGIC RELATIONSHIPS. We intend to continue to work closely with strategically important partners to develop widely useful products as our next-generation products. Those strategically important partners may be our customers, our suppliers, or participants in the industry whose own strategic interests led them to work with us. In February 2000, we invited a select list of strategic investors to participate in our Series D investment round based on their ability to offer competitive advantages to us as market channels, or as suppliers, or as technology collaborators, in areas of strategic importance to us including monitors and televisions for mass markets, next-generation high performance displays, and broadband appliances. Participants in the Series D offering include: Analog Devices, Compaq, Sanyo, Seiko Epson, Toshiba, ViewSonic and a major semiconductor company.



    We are pioneering the development of ultra high-resolution display technology. We have provided IBM with semiconductors that drive the world's first commercially available super high-resolution display panel. With a resolution that approaches the quality of printed text at 123 pixels per inch, the 3.15 million pixels display the equivalent of four XGA-resolution monitors on a single screen.


PRODUCTS


    Our ImageProcessor products combine system-on-a-chip semiconductors, software and software development tools which enable our customers to quickly integrate our system-on-a-chip semiconductors into their end products. Designs using our products are portable across different product lines and models. All of our products are manufactured using state-of-the-art manufacturing processes.



    In December 1998, we began shipping the PW364 ImageProcessor semiconductor, which we believe to be the world's first single-chip flat panel display controller. Additional semiconductors were introduced in 1999--the PW264 ImageProcessor semiconductor in April and the PW164 ImageProcessor semiconductor in August. These semiconductors extended the product line into new markets by providing new features for specific display applications at lower price points.



    In December 1999, the Society for Information Display, or SID, recognized our PW364 and PW264 ImageProcessor semiconductors with the "Display Material or Component of the Year Gold Award," a distinguished technical recognition in the advanced display industry. The winners of the SID INFORMATION DISPLAY MAGAZINE Display of the Year Awards are selected by a committee of display technologists and leading editors who cover the display industry.



    All of our ImageProcessor semiconductors include the following features:



    - INTELLIGENT IMAGE PROCESSING--interprets and resizes incoming image signals to match the resolution and aspect ratio, or the relation of the width to the height of the specific display used in the product



    - ADAPTIVE IMAGE OPTIMIZATION--identifies the incoming computer or video signals and adjusts the display to produce the best possible image


    - ADVANCED VIDEO SUPPORT--recognizes and optimizes incoming video signals, including HDTV, for a wide variety of display resolutions

    - SOFTWARE COMPATIBILITY--allows customers to rapidly create products across product lines and categories

    Other features of our ImageProcessor semiconductors include:



    - SUPPORT FOR A RANGE OF RESOLUTIONS--the ability to handle a full range of resolution standards from 640 by 480 pixels to 2,048 by 1,536 pixels.



    - PICTURE-IN-PICTURE--the ability to overlay and view one image source simultaneously with another image source in a resizable and movable window



    - KEYSTONE CORRECTION--a feature designed for projectors that allows users to adjust the image electronically to compensate for optical distortions in a projected image so it appears square.



Our current ImageProcessor semiconductors are:



                                      MARKET                                    OTHER MODULAR FEATURES

                         ADVANCED
                        TELEVAPPLICATIONSUTING
--------------------------------------------------------------------------------------------------------------------------
PW364                      X            X                          UXGA            UXGA             X
--------------------------------------------------------------------------------------------------------------------------
PW364D                                                X            UXGA            UXGA             X              X
--------------------------------------------------------------------------------------------------------------------------
PW264                      X            X                          SXGA            XGA              X
--------------------------------------------------------------------------------------------------------------------------
PW264-K                    X                          X            SXGA            XGA              X              X
--------------------------------------------------------------------------------------------------------------------------
PW164W-20                  X                          X            UXGA            SXGA                            X
--------------------------------------------------------------------------------------------------------------------------
PW164-10R                               X                          SXGA            XGA
--------------------------------------------------------------------------------------------------------------------------
PW164-20R                               X                          UXGA            SXGA
--------------------------------------------------------------------------------------------------------------------------
PW164-10RK                 X                          X            SXGA            XGA                             X
--------------------------------------------------------------------------------------------------------------------------
PW164-20RK                 X                          X            UXGA            SXGA                            X
--------------------------------------------------------------------------------------------------------------------------
PWSR-01                                 X                          QXGA            QXGA             X
Chip Set
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------
PW364                      Full-featured
                           SXGA, UXGA
                           Multimedia
                           Monitors and TVs
-------------------------------------------------------------------------
PW364D                     Full-featured
                           SXGA, UXGA
                           Multimedia
                           Projection
------------------------------------------------------------------------------------------
PW264                      Full-featured
                           XGA
                           Monitors
-----------------------------------------------------------------------------------------------------------
PW264-K                    Mainstream XGA
                           Projection
--------------------------------------------------------------------------------------------------------------------------
PW164W-20                  Low Cost XGA
                           Projection
--------------------------------------------------------------------------------------------------------------------------
PW164-10R                  15 in. XGA
                           Multimedia
                           Monitors
--------------------------------------------------------------------------------------------------------------------------
PW164-20R                  17-18 in. SXGA
                           Multimedia
                           Monitors
--------------------------------------------------------------------------------------------------------------------------
PW164-10RK                 Low cost
                           XGA/SVGA
                           Projection
--------------------------------------------------------------------------------------------------------------------------
PW164-20RK                 Low cost
                           SXGA Projection
--------------------------------------------------------------------------------------------------------------------------
PWSR-01                    Super Resolution
Chip Set                   Monitors
--------------------------------------------------------------------------------------------------------------------------




(1)  Resolution standards:
     XGA        1,024 X 768 pixels                      UXGA        1,600 X 1,200 pixels
     SXGA       1,280 X 1,024 pixels                    QXGA        2,048 X 1,536 pixels

OUR SOFTWARE


    We provide a complete software development environment that helps customers reduce their time to market by providing an embedded operating system, computer programming code and tools necessary to customize display devices. Our Software Development Kit enables product differentiation through rapid customization of features, performance, and device "look and feel" with fast time to market and reduced development costs. Our software provides a consistent development platform that is portable across product lines and product categories.


    The Software Development Kit includes:


    - An operating system, computer programming code and programming tools;



    - Software that provides automatic image optimization which is compatible with a wide range of analog, digital, and video formats;


    - Application programming interfaces that allow the customer to address our software and hardware functionality at a high level;

    - Support for a wide range of hardware devices; and

    - Windows-based utilities:

       - GUIBuilder--allows the customer to build graphical on-screen user interfaces

       - Display Configurator--allows the customer to configure timing for particular display panels


       - FlashUpgrader--allows the customer to download software into memory for use by our system-on-a-chip semiconductors


       - PW Debug--gives the customer the capability for interactive debugging of the system over a serial interface

FUTURE PRODUCT DEVELOPMENT


    We plan to develop new system-on-a-chip semiconductors which address customer demand and are logical extensions of our design architecture. Higher levels of integration may include adding analog to digital converters, video decoders and DVI compliant digital receivers. These higher levels of integration will further reduce the number of components on circuit boards and help to lower overall system costs. Future products may incorporate functionality targeted at Internet appliance and advanced video applications.


TECHNOLOGY


    Our core competency in semiconductor design involves an innovative methodology for developing complex system-on-a-chip designs. Our designs are based on self-contained modules that can be reassembled and reused in new development programs. We extensively simulate and test our designs using the best available simulation and synthesis tools and internally developed proprietary validation tools. We work closely with our foundry partners to use state-of-the-art manufacturing process technology.



IMAGEPROCESSOR SEMICONDUCTOR TECHNOLOGY



    UNIQUE ON-CHIP INTEGRATION OF MICROPROCESSOR, MEMORY AND DIGITAL SIGNAL PROCESSOR. Our ImageProcessor semiconductor is a complete, integrated display controller on a single chip, which includes automatic image optimization, automatic image resizing and an onboard microprocessor. This single chip replaces all of the individual components of the traditional display controller.

    The technical specifications of our system-on-a-chip semiconductors include an embedded x86-compatible microprocessor and peripherals, 4 megabytes of memory, and a high performance digital signal processing, or DSP, core. Our proprietary memory system architecture enables up to 33.2 gigabits per second of bandwidth, and our DSP enables processing of image resolutions as high as Quad Extended Graphics Array, or 2,048 by 1,536 pixels, which requires more than 5 gigabits per second of transmission capacity. By integrating the microprocessor and peripherals, memory, and DSP our products provide a complete solution to the core electronics of a display device.



    BROAD INTERFACE FLEXIBILITY. Our ImageProcessor semiconductors work with analog or digital signals, ranging from low resolution computer graphics to the latest high-definition television formats.


    COMPLETE SOFTWARE DEVELOPMENT ENVIRONMENT. We provide an embedded operating system, source code, and software tools necessary to customize display devices. Our software development environment includes a proprietary Windows based user interface creation tool, GUI Builder, that enables customers to create finished products with a distinct "look and feel." The GUI Builder also allows our customers to easily create multiple differentiated products. In addition to controlling the user interface our software forms the heart of the real time system at the core of any modern display product. Our software provides a consistent development platform that is portable across product lines and product categories. For example, a customer that develops a projector product that uses our software can easily port that software to a monitor. This benefits the customer by dramatically reducing time to market and providing a unique "look and feel" that delivers a consistent customer experience across an entire product portfolio.

INTELLIGENT IMAGE PROCESSING TECHNOLOGY


    Our technology supports multi-standard analog and digital video, including digital television or DTV, HDTV, National Television Standards Committee, or NTSC, and other international video standards. Our intelligent image processing products simplifies the use and development of display devices. Features of our technology include the following:



    IMAGE SCALING AND SHAPING. Our image processing technology incorporates a proprietary programmable two-dimensional image scaler capable of resizing images to fit a wide variety of aspect ratios, which is the ratio of width to height of display screens, and resolutions. With our scaler, images can be adapted to aspect ratios ranging from traditional 4:3 aspect ratios of conventional computer monitors and televisions to the 16:9 format used in wide screen HDTVs. In addition, content designed for a specific resolution can be intelligently stretched or reduced in real time to fit a new resolution for a specific display without degrading the image. For example low-resolution images are processed by intelligently adding information, so that when the new image is displayed, it looks smooth without any jagged image areas. High-resolution content can be displayed on lower resolution displays by intelligently removing information without degrading image quality.



    Our technology allows the shape of an image to be changed in multiple dimensions. This is useful in compensating for optical distortions in products including front projection systems and rear projection televisions. For example, standard resolution videotapes designed for conventional television display can be resized and formatted for display on a high-resolution wide-screen flat panel television without degrading the image. This capability is increasingly important as HDTV becomes more prevalent. HDTV content can be delivered in as many as 18 different combinations of resolutions and aspect ratios.



    ADAPTIVE IMAGE OPTIMIZATION. Our products must translate a broad range of signals in standard and non-standard formats. We use a proprietary image processing technique to identify the characteristics of a signal and configure the system to produce the best possible image. Our adaptive image optimization technology automatically adjusts incoming signals to achieve the highest possible image quality. The display adjusts itself when it is turned on and continuously adjusts with every change of the incoming signals to display an optimal image.


    ADVANCED VIDEO PROCESSING. Flat panel displays are progressive scan devices. Images are built and displayed sequentially one row or line at time. Typically, video signals are interlaced or built using every other row. First the odd rows are displayed and then the image is updated with the even rows. Our image processing technology converts the incoming interlaced video signals for display on flat panels by doubling the incoming signals to match the progressive scan capabilities of flat panel displays. This is an especially difficult challenge. Simply merging the odd and even fields results in very jagged image edges. Our intelligent approach uses a sophisticated video digital signal processing technique to display the best possible image.

    COLOR COMPENSATION TECHNOLOGY. Our sophisticated custom color compensation technology makes it possible to display consistent color images from video and computer graphics, which use very different color palettes, on different display devices. Our color processing technology compensates for variations in the color performance of a display. Using our unique approach any color can be addressed independently and adjusted without impacting other colors. Our customers can use our color compensation technology to compensate for non-uniform color in a specific display and to provide consistent color performance across multiple products using different display technologies. It can also be used to compensate for color variations in display components provided by different vendors.


    Our non-linear color compensation technology allows precise color matching and may enable products which can precisely represent the color of the original source. The applications of this technology include graphic design where colors on a display using an ImageProcessor semiconductor can be accurately matched to a print output. Another application is for improving end-user satisfaction when using Internet e-commerce shopping sites by enabling exact color representation of products to be shown on a display.


FULLY CUSTOMIZABLE ON-SCREEN DISPLAY


    Our technology couples an integrated on-screen display controller with a unique Windows-based application that allows customers who are designing ImageProcessor semiconductors into their display products to quickly develop and implement their own unique user interfaces that can incorporate graphics and colorful icons in start-up displays and menus.


CUSTOMIZABLE FEATURE SUPPORT FOR SPECIFIC DEVICE FUNCTIONALITY

    This allows developers to add unique features for specific devices. Customizable features currently include:


    - Picture-in-picture for products in the consumer multimedia, high-end desktop monitors and business presentation markets;



    - Image shaping for keystone correction in business presentation products;
      and



    - Digital zoom to enlarge images electronically.



MIXED ANALOG AND DIGITAL SIGNAL SUPPORT



    Our ImageProcessor semiconductors can support as many as four different sources of computer and video content to be displayed on a single device through integrated and add-on analog and digital receivers and connectors. Analog computer graphics, digital graphics supporting the DVI standard and video through a variety of sources that can be captured, decoded and optimized.

CUSTOMERS, SALES AND MARKETING


    We have achieved design wins with global leaders in the business computing and consumer electronics markets. We have announced products in production with Compaq, Sony and ViewSonic and have more than 45 customers who are using our system-on-a-chip semiconductors in over 75 products. Customers that use our products include seven out of the top 10 monitor brands and 10 out of the top 15 television brands.



    The key elements of our sales and marketing strategy are to achieve design wins with industry leading branded manufacturers in targeted markets and to continue building strong customer-supplier relationships. Once a design win has been achieved, sales and marketing efforts are focused on building long-term mutually beneficial business relationships with our customers by providing superior technology which complements their product development objectives and meets their expectations for price-performance and time to market. Marketing efforts are focused on building market-leading brand awareness and preference for our system-on-a-chip semiconductors.



    Our global distribution channel is multi-tiered and involves:


    - Manufacturers Representatives--Independent sales agents who represent us in local markets and provide pre- and post-sales support and do not carry inventory


    - Distributors--Resellers in local markets who provide pre- and post-sales support and stock our ImageProcessor semiconductors in direct relation to specific manufacturing customer orders


    - Integrators--OEM customers who build display devices based on specifications provided by branded manufacturers

    - Branded Manufacturers--Globally recognized manufacturers who develop display device specifications, manufacture, market and distribute display devices either directly or through resellers to end-users


    In Japan, our products are sold through our distributor, Tokyo Electron Device who represented 54.9% and 64.1% of our total revenue for 1999 and the three months ended March 31, 2000, respectively. Sales through Tokyo Electron Device to our customer Seiko Epson represented 23.3% and 25.3% of our total revenue for 1999 and the three months ended March 31, 2000, respectively. Sales through Tokyo Electron Device to our customer Hitachi represented 11.2% and 12.4% of our total revenue for 1999 and the three months ended March 31, 2000, respectively. In Taiwan, we sell through our distributor MicroMax International who represented 24.4% and 13.1% of our total revenue for 1999 and the three months ended March 31, 2000, respectively. Sales through MicroMax to our customer Optoma, formerly known as CTX Opto-Electronics, an integrator for Compaq, represented 13.5% and 9.4% of our total revenue for 1999 and the three months ended March 31, 2000, respectively. We support our European and Korean customers through direct sales supported by manufacturer representatives. We sell our products to and support our U.S. customers directly.



    Our sales and marketing team included 36 employees as of March 31, 2000. The sales and marketing team includes the architecture support team of 20 application engineers who provide technical expertise and assistance to manufacturing customers on final product development. In February 2000, we established sales and marketing offices in Japan and Taiwan.


RESEARCH AND DEVELOPMENT


    At our inception, our internal research and development efforts were focused on the development of our PW364 ImageProcessor semiconductor for the high-end multimedia projection and flat panel monitor markets. In 1998, our development efforts for the PW264 ImageProcessor semiconductor were focused on extending our technology into new markets. In 1999, our development efforts for the

PW164 ImageProcessor semiconductor product series were focused on developing highly efficient designs while maintaining product performance and features.



    We are now pursuing higher levels of integration of new features in order to extend our system-on-a-chip semiconductors into new market segments. These higher levels of integration will further reduce components on circuit boards and help to lower final systems costs for our customers. Future development efforts include system-on-a-chip technologies required for Internet appliance and advanced video applications.



    In addition to our 20 applications engineers we have 37 engineers, technologists and scientists who are organized into the following functional groups: Integrated Circuit Design, Software engineering, Systems Engineering and Product and Test Engineering. Software engineers constitute 40% of our engineering resources and 21% are systems engineers. This concentration of systems and software engineering reflects our system-on-a-chip focus.


    We have invested and expect that we will continue to invest significant resources in research and development activities. Our research and development expenses were $215,000, $1.4 million and $4.8 million in 1997, 1998 and 1999, respectively.

MANUFACTURING


    Our products require advanced semiconductor processes and packaging technologies. Within the semiconductor industry we are known as a "fabless" company, meaning that we do not fabricate the semiconductors that we design and develop, but instead rely on third parties to manufacture our products. We have established strategic technology relationships with our fab partners Toshiba and Taiwan Semiconductor Manufacturing Corporation, or TSMC. This approach allows us to concentrate our resources on product design and development where we believe we have greater competitive advantages. All of our current products are manufactured by Toshiba on an application specific integrated circuit, or ASIC, turnkey basis. On this basis, Toshiba manufactures wafers, performs all assembly and test operations and is responsible for the quality and reliability testing of our products.



    Our current products are manufactured by Toshiba using a standard 0.25 micron embedded memory process. We plan to have our future products manufactured by Toshiba and TSMC using 0.25 micron and 0.18 micron embedded memory and standard complementary metal-oxide semiconductor, or CMOS, processes. We intend to build some future products on a customer owned tooling, or COT, basis, directly contracting the manufacture of wafers and the assembly and testing of our products. While this COT manufacturing model adds greater responsibility and risk for our production, it provides us with the manufacturing flexibility required for future products and may reduce our manufacturing costs.


INTELLECTUAL PROPERTY


    We rely on a combination of nondisclosure agreements and copyright, trademark and trade secret laws to protect the algorithms, design and architecture of our system-on-a-chip technology. We currently have six patent applications pending with the U.S. Patent and Trademark Office, which relate generally to image scaling, auto image optimization and improving the DVI interface standard. We intend to seek patent protection for other significant technologies that we have already developed and expect to seek patent protection for future products as necessary. Any future patents may not be granted and if granted may be invalidated, circumvented, challenged or licensed to others.



    To supplement the technologies that we develop internally, we have licensed rights to use intellectual properties held by third parties, and we may license additional technology rights in the future. In November, 1997 we entered into a license agreement with VAutomation Incorporated pursuant to which, among other things, we licensed rights relating to VAutomation's soft core technology. In March, 1999 we entered into another agreement with VAutomation pursuant to which, among other things, we sublicensed certain rights related to x86 semiconductor core technology. That agreement terminates on November 6, 2006. We have also recently obtained a license from InFocus for the use of its proprietary automatic pixel clock phase and frequency correction technology specified in two patents held by InFocus. We acquired this technology in connection with the settlement of a claim by InFocus that we were infringing on its patents relating to this technology. We obtained this license to avoid any uncertainty which this claim might create for our customers and our business. The license gives us the right to use this technology without payment of royalty in our products. If any of these agreements terminate, we would be required to exclude the licensed technology from our existing and future product lines.



    The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We have indemnification obligations with respect to the infringement of third party intellectual property rights. There is no intellectual property litigation currently pending against us. However, we may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, we may seek licenses under those patents or intellectual property rights. However, we cannot be sure that licenses will be offered or that the terms of any offered licenses will be acceptable to us.


COMPETITION


    In general, the market for semiconductors is intensely competitive. Our market is characterized by rapid technological change, evolving industry standards, compressed product life cycles and declining average selling prices. We believe the principle factors impacting competition in our markets are levels of product integration, functional versatility provided by software, compliance with industry standards, time to market, cost, product performance, system design costs, intellectual property, customer relationships and reputation.



    Our current products face competition from specialized display controller developers and in-house display control chips designed by our customers and potential customers. Additionally, new, alternative display processing technologies and industry standards may emerge that directly compete with technologies that we offer.


    We compete with specialized and diversified electronics and semiconductor companies that offer display processors or scaler components. Some of these include Genesis Microchip, Macronix, Sage, Silicon Image, SmartASIC, STMicroelectronics and Trident Microsystems.

    Potential competitors may include diversified semiconductor manufacturers including Broadcom Corporation, National Semiconductor and Texas Instruments. In addition, start-up companies may seek to compete in our markets.

EMPLOYEES


    As of March 31, 2000, we had a total of 88 employees--37 in engineering, 36 in sales and marketing, 5 in operations and 10 in finance and administration. Of these employees, 85 are in the United States. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relationship with our employees to be good. We depend on the continued service of our key technical, sales and senior management personnel and our ability to attract and retain additional qualified personnel. If we are unable to hire and retain qualified personnel in the future, our business could be seriously harmed.


FACILITIES

    Our 23,400 square foot headquarters located in Tualatin, Oregon includes our engineering, marketing and administrative facilities. We have leased this space through May 2004.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    The following table sets forth certain information regarding our directors and executive officers, as of March 31, 2000:



NAME                               AGE                                POSITION
----                             --------   ------------------------------------------------------------
Allen H. Alley.................     45      Chairman, President and Chief Executive Officer
Hans H. Olsen..................     51      Vice President, Operations
Michael G. West................     43      Vice President, Technology
Robert Y. Greenberg............     38      Vice President, Product Development and Customer Support
Bradley A. Zenger..............     38      Vice President, Marketing
Michael E. Barton..............     59      Vice President, Sales
Jeffrey B. Bouchard............     39      Vice President, Finance and Chief Financial Officer
Oliver D. Curme................     46      Director
Frank Gill.....................     56      Director
Mark A. Stevens................     39      Director
Michael D. Yonker..............     42      Director



    ALLEN H. ALLEY co-founded Pixelworks and has served as our President, Chief Executive Officer and Chairman since our inception. From 1992 to 1996,
Mr. Alley served as the Vice President, Corporate Development, Engineering and Product Marketing for In Focus Systems, a leading electronic display company. While at InFocus, Mr. Alley also was the co-CEO of a joint venture with Motorola, Inc. called Motif. From 1986 to 1992, Mr. Alley was a General Partner of Battery Ventures, a venture capital investment firm. From 1983 to 1986, Mr. Alley was the Director of Mechanical Computer Aided Engineering of Computervision Corporation, a computer-aided design software developer. From 1979 to 1983, Mr. Alley was a Lead Mechanical Engineer at Boeing Commercial Airplane Division. From 1976 to 1979, Mr. Alley served as a Product Design Engineer for the Ford Motor Company. Mr. Alley holds a B.S. in Mechanical Engineering from Purdue University.


    HANS H. OLSEN has served as Vice President, Operations since joining us in July 1998. From 1997 to 1998, Mr. Olsen held the positions of Vice President, Graphics Marketing and Vice President, North American Sales at Trident Microsystems, a graphics controller semiconductor company. From 1996 to 1997, Mr. Olsen served as Vice President Marketing at Paradigm Technology, Inc. which acquired IChips Corporation, a personal computer chipset and embedded memory technology provider, that he founded and was CEO of from 1993 to 1996. From 1982 to 1993, Mr. Olsen held the position of CEO of Electronic Designs, Inc., a semiconductor memory company he co-founded. From 1973 to 1982, Mr. Olsen held engineering and management positions at Christian Rovsing A/S in Copenhagen, Denmark. Mr. Olsen holds a B.S.E.E. from Copenhagen Technical University and a M.S.E.E. from the University of Copenhagen.


    MICHAEL G. WEST co-founded Pixelworks and has served as our Vice President, Technology since our inception. From 1988 to 1996, Mr. West led the semiconductor engineering efforts on advanced display products at InFocus Systems where he served as Chief Scientist and in other senior engineering capacities. From 1986 to 1987, Mr. West led design for a VLSI design of a full-custom bipolar integrated circuit and a microsequencer as an Integrated Circuit Design Engineer for Bipolar Integrated Technology, a semiconductor developer and manufacturer. From 1982 to 1986, Mr. West held semiconductor design positions, including leading system architecture development for a VLIW super computer at Floating Point Systems, a super-computer company. Mr. West holds a B.S. in Electronic Engineering and a B.S. in Mathematics from Oregon State University and a M.S.E.E. from the University of Illinois.

    ROBERT Y. GREENBERG co-founded Pixelworks and has served as our Vice President, Product Development and Customer Support since our inception. From 1988 to 1996, Mr. Greenberg designed system architectures, high-speed board-level hardware, integrated circuits and simulation and embedded system software for InFocus Systems. From 1987 to 1988, Mr. Greenberg developed a high-speed CMOS application specific semiconductor verification system for Integrated Measurement Systems, Inc., a manufacturer of performance engineering test stations. Mr. Greenberg has also held electrical engineering positions at Floating Point Systems, Inc. and Sperry Corporation. Mr. Greenberg holds a B.S.E.E. and a B.S.C.E. from the University of Michigan.



    BRADLEY A. ZENGER co-founded Pixelworks and has served as our Vice President, Marketing since our inception. From 1995 to 1996, Mr. Zenger served as the Director, Marketing Services at In Focus Systems where he developed and implemented worldwide demand creation programs. He also held management-level marketing positions at InFocus Systems from 1992 to 1995. From 1989 to 1992,
Mr. Zenger was a Technical Support Manager (1990 to 1992) and held supervisory positions (1989 to 1991) at KLA Instruments, a semiconductor manufacturing equipment manufacturer, where he led installations and product support. From 1984 to 1989, Mr. Zenger served as a decorated officer in the U.S. Navy on-board a nuclear attack submarine. Mr. Zenger holds a B.S. in Mechanical Engineering from the University of Notre Dame and an M.B.A. from Santa Clara University.


    MICHAEL E. BARTON has served as Vice President, Sales since January 1999. From 1996 to 1998, Mr. Barton was the Senior Vice President of Sales at Evergreen Technologies, Inc., a PC processor subsystem manufacturer. From 1991 to 1996, Mr. Barton served as Vice President of Sales, Americas of Cyrix Corporation, a microprocessor semiconductor company. From 1975 to 1991, Mr. Barton was employed at Intel Corporation, holding senior sales management positions including Worldwide Sales Manager, Automotive and Corporate Major Accounts Manager.

    JEFFREY B. BOUCHARD has served as Vice President, Finance and Chief Financial Officer since December 1999. During 1999, Mr. Bouchard served as Chief Financial Officer at eVineyard, a start-up online retailer of premium wines. From 1993 to 1999, Mr. Bouchard held senior financial management positions at InFocus Systems, including Director of Investor Relations and Treasury (1998 to
1999) and Director of Finance (1995 to 1998) where he was responsible for the company's financial management and planning. From 1988 to 1992, Mr. Bouchard held a variety of senior financial positions including Worldwide Operations Financial Planning and Analysis Manager at Sun Microsystems, an enterprise network computing company. Prior to joining Sun Microsystems, Mr. Bouchard held finance and accounting positions at several high-technology companies from 1983 to 1988. Mr. Bouchard holds a B.S. in Business Administration--Finance from San Jose State University and an M.B.A. from Santa Clara University.


    OLIVER D. CURME has served as a director of Pixelworks since April 1997. Since 1988, Mr. Curme has been a General Partner of funds related to Battery Ventures, a venture capital firm located in Wellesley, Massachusetts. Mr. Curme sits on the board of directors of Chordiant Software, Inc. and several privately held companies. Mr. Curme holds a B.S. in Biochemistry from Brown University and an M.B.A. from Harvard Graduate School of Business Administration.



    FRANK GILL has served as a director of Pixelworks since December 1998. From 1975 to 1998, Mr. Gill was employed at Intel Corporation in a variety of sales, marketing, product development and manufacturing positions and retired from Intel as an Executive Vice President. In 1989, he served as the Senior Vice President in charge of worldwide sales and marketing operations and became General Manager of the Intel Systems Group in 1990 and the Internet and Communications Group in 1995. Mr. Gill serves as a director of Inktomi Corporation, McAfee.com Corporation, Tektronix, Inc., Logitech International S.A. and Telecom Semi, Inc. Mr. Gill holds a B.S.E.E. degree from the University of California at Davis.

    MARK A. STEVENS has served as a director of Pixelworks since April 1998. Since 1993, Mr. Stevens has been a General Partner of Sequoia Capital, a venture capital investment firm. From 1989 to 1993, Mr. Stevens was an Associate with Sequoia Capital. From 1982 to 1987, Mr. Stevens held technical sales and marketing positions at Intel Corporation. Mr. Stevens currently serves on the Board of Directors of NVIDIA, Corp., a 3D graphics processor semiconductor company, Terayon Communications Systems, Inc., MedicaLogic, Inc., an Internet healthcare information company, MP3.com, Inc., an online music service provider, Medibuy.com, a business-to-business exchange for healthcare supplies procurment, and several privately held companies. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics, an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.



    MICHAEL D. YONKER was appointed as a director of Pixelworks in April 2000. Since July 1998, Mr. Yonker has been the Chief Financial Officer of Wieden & Kennedy, a global advertising agency serving companies such as Nike, ESPN, Coca-Cola and Microsoft. From 1993 to 1998, Mr. Yonker served as the Chief Financial Officer of InFocus Systems, having responsibility for investor relations and information technology in addition to the finance and accounting functions. From 1980 to 1993, Mr. Yonker held numerous positions with Arthur Andersen including partner in charge of the Northwest Manufacturing Practice. Mr. Yonker holds a B.A. degree in accounting and finance from Linfield College.


BOARD OF DIRECTORS


    We currently have five directors. Our directors hold office until the next annual meeting of shareholders or until their successor are duly elected or appointed. Pursuant to the Company's Fifth Amended and Restated Articles of Incorporation, one director has been elected by the holders of our shares of common stock, one director has been elected by the holders of our Series A preferred shares, one director has been elected by the holders of our Series B preferred shares and one director has been elected by the holders of our shares of common stock, Series A preferred shares, Series B preferred shares and Series C preferred shares, each voting separately. Following the effective date of our initial public offering, there will no longer be class voting in the election of directors. Our Fifth Amended and Restated Articles of Incorporation provide that if the number of directors is fixed at six or more, our directors will be divided into three classes and, after a transitional period, will serve for terms of three years, with one class being elected by the shareholders each year.


BOARD COMMITTEES

    The compensation committee currently consists of Messrs. Curme, Stevens and Gill. The compensation committee reviews and makes recommendations regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, including annual salaries, bonuses, stock options and other incentive compensation agreements. The compensation committee also administers our 1997 stock incentive plan and our 2000 employee stock purchase plan.

    The audit committee currently consists of Messrs. Curme, Stevens and Gill. The audit committee reviews and monitors our corporate financial reporting and external audits, including our internal control functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiates inquiries into aspects of our financial affairs.

DIRECTOR COMPENSATION

    Our non-employee directors currently receive no compensation for service on our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    None of the members of the compensation committee is currently, or has been at any time since the beginning of our last fiscal year, one of our officers or employees. During the fiscal year ended December 31, 1999, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.


EXECUTIVE OFFICERS

    Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors or officers.

COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

    The following table sets forth compensation awarded to, earned by, or paid to our Chief Executive Officer and the other five most highly compensated executive officers, each of whose total cash compensation exceeded $100,000 during the year ended December 31, 1999 (the "named executives"):


                                                         ANNUAL COMPENSATION     STOCK          ALL
                                                         -------------------    OPTIONS        OTHER
NAME AND PRINCIPAL POSITION                     YEAR      SALARY     BONUS     GRANTED(#)   COMPENSATION
---------------------------                   --------   --------   --------   ----------   ------------
Allen H. Alley
  President and Chief Executive Officer.....    1999     $160,714   $40,000      33,750             --

Hans H. Olsen
  Vice President, Operations................    1999      133,429    45,000          --       $134,441(1)

Robert Y. Greenberg
  Vice President, Product Development.......    1999      118,899    30,000      15,000             --

Michael G. West
  Vice President, Technology................    1999      118,899    30,000      15,000             --

Bradley A. Zenger
  Vice President, Marketing.................    1999      118,928    30,000      15,000             --

Michael E. Barton
  Vice President, Sales.....................    1999      120,248    40,000          --             --


------------------------


(1) Represents the difference between the fair market value and the purchase price of 305,937 shares of common stock purchased pursuant to a restricted stock purchase award under our 1997 stock incentive plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information with respect to options granted during the year ended December 31, 1999 to the named executives:


                                                    INDIVIDUAL GRANTS                         POTENTIAL
                                     ------------------------------------------------     REALIZABLE VALUE
                                                  PERCENT OF                              AT ASSUMED ANNUAL
                                     NUMBER OF      TOTAL                               RATES OF STOCK PRICE
                                     SECURITIES    OPTIONS                                APPRECIATION FOR
                                     UNDERLYING   GRANTED TO   EXERCISE                    OPTION TERM(2)
                                      OPTIONS     EMPLOYEES      PRICE     EXPIRATION   ---------------------
NAME                                 GRANTED(1)    IN 1999     PER SHARE      DATE         5%          10%
----                                 ----------   ----------   ---------   ----------   ---------   ---------
Allen H. Alley.....................    33,750         1.5%       $.257      01/20/09     $5,455      $13,824
Hans H. Olsen......................        --          --           --            --         --           --
Robert Y. Greenberg................    15,000          .7          .23      01/20/09      2,170        5,498
Michael G. West....................    15,000          .7          .23      01/20/09      2,170        5,498
Bradley A. Zenger..................    15,000          .7          .23      01/20/09      2,170        5,498
Michael E. Barton..................        --          --           --            --         --           --


------------------------

(1) Options granted in 1999 became exercisable starting 12 months after the grant date, with one-fourth of the options becoming exercisable at that time and with an additional 1/36th of the options becoming exercisable on each of the next thirty-six months thereafter.

(2) In accordance with the rules of the SEC, the above shows the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of share price appreciation of 5% and 10%, compounded annually. These amounts do not represent our estimate of future share price. Actual gains, if any, on option exercises will depend on the future performance of our shares of common stock.

    OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

    The following table sets forth information for our named executives relating to the number and value of securities underlying exercisable and unexercisable options held at December 31, 1999.


                                                                  NUMBER OF
                                                            SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                                              DECEMBER 31, 1999          AT DECEMBER 31, 1999(2)
                         SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
                           ON EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                         ---------------   -----------   -----------   -------------   -----------   -------------
Allen H. Alley.........          --               --             0         33,750              --      $  430,076
Hans H. Olsen..........      69,063          $42,359            --             --              --              --
Robert Y. Greenberg....          --               --             0         15,000              --         191,550
Michael G. West........          --               --             0         15,000              --         191,550
Bradley A. Zenger......          --               --             0         15,000              --         191,550
Michael E. Barton......          --               --        63,750        191,250        $817,913       2,453,738


------------------------

(1) The value realized is based on the difference between the market price at the time of exercise of the options and the applicable exercise price.


(2) The value of unexercised in-the-money options represents the difference between the fair market value of the underlying shares of common stock using an assumed initial public offering price of $13.00 per share and the exercise price of the option, multiplied by the number of shares underlying the option.

EMPLOYMENT AGREEMENTS


    We entered into an employment agreement with Jeffrey B. Bouchard, our Vice President, Finance and Chief Financial Officer. In consideration for his services we agreed to pay Mr. Bouchard an annual salary of $140,000, plus our standard employee benefits, and granted him 225,000 options under our incentive stock option plan. If he is terminated without cause, which is defined as termination for other than committing a criminal, fraudulent or grossly negligent act, misappropriation of our assets or willful failure to perform his duties, then he is entitled to severance pay of three months salary. If we substantially sell all of our assets or are merged into another company which our shareholders do not control, then under his stock option grant, Mr. Bouchard is entitled to his options which have already vested as well as an automatic vesting of the options he would have been entitled to receive over the twelve months following a merger or sale. As a condition of his employment, Mr. Bouchard entered into our standard employee nondisclosure and developments agreement pursuant to which he may not divulge any of our proprietary information other than as permitted as part of his employment with us.


EMPLOYEE BENEFIT PLANS

1997 STOCK INCENTIVE PLAN

    Our 1997 Stock Incentive Plan, the 1997 Plan, which was approved by our shareholders on January 16, 1997, provides for grants of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and "nonqualified stock options" which are not qualified for treatment under Section 422 of the Code, and for direct stock grants and sales to employees or consultants of the Company. The purposes of the 1997 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1997 Plan is administered by the compensation committee of the board of directors.


    The term of each incentive option granted under the 1997 Plan will generally be ten years from the date of grant, or a shorter period as may be established at the time of the grant. An option granted under the 1997 Plan may be exercised at the times and under the conditions as determined by the compensation committee. If a person who has been granted an incentive stock option ceases to be employed by or on a consulting basis with us, that person may exercise that option only during the exercise period established by the compensation committee at the time the options were granted, which shall not exceed 90 days after the date of termination, and only to the extent that the option was exercisable on the date of termination. Nonqualified stock options may be exercised during a period determined by the compensation committee. If a person who has been granted an option ceases to be an employee or consultant as a result of the person's total and permanent disability, the person may exercise that option at any time within twelve months after the date of termination, but only to the extent that the option was exercisable on the date of termination. No option granted under the 1997 Plan is transferable other than at death, and each option is exercisable during the life of the optionee only by the optionee. In the event of the death of a person who has received an option, the option generally may be exercised by a person who acquired the option by bequest or inheritance during the twelve month period after the date of death to the extent that such option was exercisable at the date of death.



    The exercise price of incentive stock options granted under the 1997 Plan may not be less than the fair market value of a share of common stock on the last market trading day prior to the date of grant of the option. Nonqualified stock options may not be granted for less than 85% of fair market value and options granted to greater than 10% shareholders may not be granted for less than 110% of fair market value. The consideration to be paid upon exercise of an option, including the method of payment, will be determined by the compensation committee and may consist entirely of cash, check, shares of common stock or any combination of these methods of payment as permitted by the compensation committee.



    The 1997 Plan will continue in effect until January 16, 2007, unless earlier terminated by the board of directors, but termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1997 Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months other than to conform with changes in certain Internal Revenue Code requirements. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility for Plan participation, or materially increase the benefits to Plan participants must be approved by our shareholders.



    From the end of the prior year through March 31, 2000, options to purchase 267,000 shares of common stock were granted to our employees under the 1997 Plan at exercise prices ranging from $2.43 to $6.75 per share. None of our named executives were granted options under the 1997 Plan since the end of the last fiscal year.


2000 EMPLOYEE STOCK PURCHASE PLAN


    Our 2000 Employee Stock Purchase Plan, the 2000 Plan, was adopted by the board in February 2000 and will be submitted to our shareholders for their approval prior to the date of this offering, to become effective on the date of this offering. A total of 1,500,000 of our shares of common stock have been reserved for issuance under the 2000 Plan. Beginning in 2005 the number of shares reserved for issuance under the 2000 Plan will be increased annually by the lesser of the number of shares issued under the plan during the preceding year, 2% of the outstanding shares of common stock on the first day of our fiscal year in which the increase is being made or a lesser amount determined by the board of directors.



    The compensation committee of the board of directors will administer the 2000 Plan and will have full and exclusive authority to interpret the terms of the plan and determine eligibility.



    The 2000 Plan contains 24 month offering periods, with each offering period being divided into four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first offering period, which commences on the date of this offering and ends on the last trading day on or before January 31, 2002.


    Employees are eligible to participate in our 2000 Plan if they are customarily employed by us or any participating subsidiary for at least
20 hours per week and more than five months in any calendar year, although any employee who could own shares representing 5% or more of the total combined voting power or value of all classes of our capital shares may not participate in the plan. In addition, no employee of ours may be granted an option to purchase shares under the plan if that person's right to purchase shares under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of shares for each calendar year. Furthermore, no employee is permitted to purchase more than 2,500 shares during a six month purchase period. The 2000 Plan permits participants to purchase shares of common stock through payroll deductions in 1% increments not less than 2% or greater than 10% of the participant's compensation, which includes the participant's base straight time gross earnings and commissions, but excludes payments for overtime, profit sharing payments, shift premium payments, incentive compensation, incentive payments and bonuses.

    Amounts deducted and accumulated under the 2000 Plan are used to purchase shares of common stock at the end of each six-month purchase period. The price of shares purchased under the plan is 85% of the lower of the fair market value of the shares of common stock at the beginning of the offering period or after a purchase period ends. If the offering period commences on the date of this offering, the price of the shares purchased shall be the lower of 85% the price to the public of the shares offered in this offering or 85% of the fair market value of the shares of common stock after the purchase period ends. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. In addition, in the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, a participant is limited to purchasing no more than 200% of the number of shares that the participant would have purchased at 85% of the fair market value at the beginning of the offering period. Participants may end their participation at any time during an offering period and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us. Rights granted under the 2000 Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan.


    The 2000 Plan provides that, in the event that we merge with or into another corporation or sell substantially all of our assets, each outstanding right to purchase shares under the plan during the offering period then in progress may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute, the offering period then in progress will be shortened and a new purchase date will be set at or prior to the closing of that transaction after which time the 2000 Plan will terminate.



    The 2000 Plan will terminate in February 2010. The board has the authority to amend or terminate the plan, except that no amendment or termination may adversely affect any outstanding rights to purchase shares under the plan.


INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    As an Oregon corporation, we are subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IV of our Second Restated Articles of Incorporation (the "Restated Articles") eliminates the liability of our directors to us or our shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.


    Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not the claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Article IV of the Restated Articles requires us to indemnify our directors and officers to the fullest extent not prohibited by law.


    The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

    We also have entered into indemnity agreements with each of our executive officers and each member of our Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

                              CERTAIN TRANSACTIONS

COMPANY FORMATION


    On January 16, 1997, in connection with our formation, we issued 2,549,880 shares of common stock to Allen H. Alley, our President and Chief Executive Officer, 1,425,060 shares of common stock to Robert Y. Greenberg, our Vice President, Product Development and Customer Support, 1,425,060 shares of common stock to Michael G. West, our Vice President, Technology and 1,125,000 shares of common stock to Bradley A. Zenger, our Vice President, Marketing, in each case at a purchase price of $0.0013 per share.


SERIES A PREFERRED FINANCING


    On April 25, 1997, we raised approximately $1,250,000 through the sale of Series A Preferred Stock and Common Stock Purchase Warrants which entitled the holders to acquire shares of our common stock at $0.675 per share. Battery Ventures received 2,325,581 Series A preferred shares and warrants to purchase 1,482,559 common shares and Enterprise Development Fund received 581,395 Series A preferred shares and warrants to purchase 370,640 common shares. Oliver D. Curme, one of our directors, is affiliated with Battery Ventures.


SERIES B PREFERRED FINANCING

    On April 29, 1998, we raised approximately $6,600,000 through the sale of 5,500,005 shares of our Series B preferred stock. Battery Ventures purchased 1,833,345 shares, Enterprise Development Fund purchased 458,335 shares and Sequoia Capital purchased 3,095,825 shares. Oliver D. Curme, one of our directors, is affiliated with Battery Ventures and Mark A. Stevens, another of our directors, is affiliated with Sequoia Capital.

GILL OPTION


    On December 17, 1998, Frank Gill, one of our directors, was awarded an option to purchase 75,000 shares of our common stock at an exercise price of $0.167 per share. This option vests over four years, with 25% vesting on the first anniversary of the grant and 1/36th of the remainder vesting at the end of each of the following 36 months.


EXERCISE OF COMMON STOCK PURCHASE WARRANTS


    In April 1999, Battery Ventures and Enterprise Development Fund fully exercised the Common Stock Purchase Warrants acquired in connection with our Series A financing. Battery Ventures acquired 1,482,559 common shares at a price of $0.675 per share and Enterprise Development Fund acquired 370,640 common shares at a price of $0.675 per share. Oliver D. Curme, one of our directors, is affiliated with Battery Ventures.


SERIES C PREFERRED FINANCING

    On May 28, 1999, we raised approximately $11,667,000 through the sale of 2,493,026 shares of our Series C Preferred Stock. Battery Ventures purchased 750,000 shares, Enterprise Development Fund purchased 32,000 shares and Sequoia Capital purchased 1,070,000 shares. Oliver D. Curme, one of our directors, is affiliated with Battery Ventures and Mark A. Stevens, another of our directors, is affiliated with Sequoia Capital.

TRANSACTIONS WITH HANS H. OLSEN


    On August 31, 1999, Hans H. Olsen, our Vice President, Operations exercised stock options to acquire 69,063 shares of our common stock at an aggregate exercise price of $11,511 and agreed to cancel options to acquire 185,937 shares of common stock at $0.167 per share, options to acquire 45,000 shares of common stock at $0.327 per share and options to acquire 75,000 shares of common stock at $0.78 per share. On the same date, pursuant to restricted stock awards, Mr. Olsen purchased 185,937 shares of common stock at $0.167 per share, 45,000 shares of common stock at $0.327 per share and 75,000 shares of common stock at $0.78 per share. Mr. Olsen paid the aggregate exercise price for the options exercised and the aggregate purchase price for the additional shares purchased, $115,700, by delivering to us a recourse promissory note. In addition, we advanced Mr. Olsen an additional $82,826 under the note to cover any tax liability arising from his purchase of shares pursuant to his restricted stock award. The note bears interest at an annual rate of 6.02% payable annually. The principal amount of the note must be repaid on the earlier of August 31, 2008 or termination of Mr. Olsen's employment voluntary or for cause. Upon termination of Mr. Olsen's employment we have the right to re-purchase any of these shares which are unvested for an amount equal to the price paid. Of the 305,937 restricted shares purchased by Mr. Olsen, 268,746 remain unvested as of March 31, 2000.

                             PRINCIPAL SHAREHOLDERS


    The following table sets forth information known to us with respect to the beneficial ownership of our shares of common stock as of March 31, 2000 and as adjusted to reflect the sale of shares of common stock offered in this prospectus by:


    - each shareholder known by us to own beneficially more than 5% of our shares of common stock, as explained below;

    - each of named executives;

    - each of our directors; and

    - all of our directors and executive officers as a group.


    Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2000, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.



    Unless otherwise indicated below, the address for each shareholder on this table is c/o Pixelworks, Inc., 7700 SW Mohawk, Tualatin, Oregon 97062. Unless otherwise indicated below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.



    The information presented below is based on:



    - 29,753,563 shares of common stock outstanding as of March 31, 2000, assuming the automatic conversion of all currently outstanding preferred shares into 19,708,829 shares of common stock immediately prior to the completion of this offering; and



    - 5,750,000 shares of common stock issued in this offering. Assumes no exercise of underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in the offering.



                                                          SHARES             PERCENT          PERCENT
BENEFICIAL OWNERS                                   BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
-----------------                                   ------------------   ---------------   --------------
Battery Ventures IV, L.P.(1)......................       8,845,949             29.7%            24.9%
  20 Williams Street
  Wellesley, MA 02181

Sequoia Capital VII(2)............................       6,248,739             21.0             17.6
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
Enterprise Development Fund II, Limited                  1,978,236              6.6              5.6
  Partnership.....................................
  425 N. Main Street
  Ann Arbor, MI 48104

Oliver D. Curme(3)................................       8,845,949             29.7             24.9

Mark A. Stevens(4)................................       6,248,739             21.0             17.6

Frank Gill(5).....................................          26,565                *                *

Allen H. Alley(6).................................       2,561,132              8.6              7.2

Hans H. Olsen.....................................         375,000              1.3              1.1

Robert Y. Greenberg(7)............................       1,430,064              4.8              4.0

                                                          SHARES             PERCENT          PERCENT
BENEFICIAL OWNERS                                   BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
-----------------                                   ------------------   ---------------   --------------
Michael G. West(8)................................       1,430,064              4.8              4.0

Bradley A. Zenger(9)..............................       1,130,004              3.8              3.2

Michael E. Barton(10).............................         159,378                *                *

Directors and Executive Officers as a group
  (10 persons)....................................      22,263,145             74.8%            62.4%


------------------------

*   Less than one percent (1%).


 (1) Includes (a) 8,718,886 shares held by Battery Ventures IV, L.P. and
     (b) 127,063 shares held by Battery Investment Partners IV, LLC.



 (2) Includes (a) 4,835,570 shares held by Sequoia Capital VII, (b) 819,378 shares held by Sequoia Capital Franchise Fund, (c) 211,392 shares held by Sequoia Technology Partners VII, (d) 144,597 shares held by Sequoia Capital Franchise Partners, (e) 98,073 shares held by SQP 1997, (f) 84,557 shares held Sequoia International Partners and (g) 55,172 shares held by Sequoia1997 LLC.



 (3) Includes (a) 8,718,886 shares held by Battery Ventures IV, L.P. and
     (b) 127,063 shares held by Battery Investment Partners IV, LLC. Mr. Curme is a General Partner of Battery Ventures. Mr. Curme disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.



 (4) Includes (a) 4,835,570 shares held by Sequoia Capital VII, (b) 819,378 shares held by Sequoia Capital Franchise Fund, (c) 211,392 shares held by Sequoia Technology Partners VII, (d) 144,597 shares held by Sequoia Capital Franchise Partners, (e) 98,073 shares held by SQP 1997, (f) 84,557 shares held Sequoia International Partners and (g) 55,172 shares held by Sequoia1997 LLC. Mr. Stevens is a General Partner of Sequoia Capital.
     Mr. Stevens disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.


 (5) Represents shares issuable upon the exercise of stock options held by Mr. Gill.


 (6) Includes (a) 2,549,880 outstanding shares and (b) 11,252 shares issuable upon exercise of stock options held by Mr. Alley.



 (7) Includes (a) 1,425,060 outstanding shares and (b) 5,004 shares issuable upon exercise of stock options held by Mr. Greenberg.



 (8) Includes (a) 1,425,060 outstanding shares and (b) 5,004 shares issuable upon exercise of stock options held by Mr. West.



 (9) Includes (a) 1,125,000 outstanding shares and (b) 5,004 shares issuable upon exercise of stock options held by Mr. Zenger.



 (10) Includes (a) 69,063 outstanding shares and (b) 90,315 shares issuable upon exercise of stock options held by Mr. Barton.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    After this offering, we will be authorized to issue up to 250,000,000 of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value, $0.001 per share. Immediately after this offering, we estimate there will be approximately 35,503,563 shares of common stock outstanding, 3,010,832 shares of common stock issuable on exercise of outstanding options and no preferred shares. The weighted average exercise price of the outstanding options is $1.30. The following description of our capital stock is not complete. You should carefully read our Fifth Amended and Restated Articles of Incorporation and First Restated Bylaws, which have been filed as exhibits to the Registration Statement, of which this Prospectus is a part. Additionally, certain provisions of Oregon law may impact our capital stock.


COMMON STOCK

    Holders of common stock are entitled to receive such dividends as may from time to time be declared by our board of directors out of funds legally available for that purpose. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which they are entitled to vote. They do not have any cumulative voting rights. There are no preemptive, conversion, redemption or sinking fund rights applicable to the common stock. In the event of a liquidation, dissolution or winding up of Pixelworks, holders of common stock are entitled to share equally and ratably in all assets remaining after the payment of all debts and liabilities as well as the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of common stock, including those offered through this prospectus, are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock which we may issue in the future as described below.

PREFERRED STOCK

    The board of directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include restricting dividends on the common stock diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Pixelworks without further action by the shareholders. There are no agreements or understandings for the issuance of preferred stock, and the board of directors has no present intention of issuing any shares of preferred stock, except as contemplated by the shareholder rights plan described below.

REGISTRATION RIGHTS


    Certain shareholders holding an aggregate of 27,208,829 shares are entitled to rights with respect to registration of these shares under the securities act. The rights are provided under the terms of an agreement between us and the holders of registrable securities. Beginning six months following the completion of this offering, certain holders of then outstanding registrable securities may require on up to two occasions that we register their shares for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $5,000,000. Also, holders of registrable securities may require, on one occasion in any 12 month period that shares for public resale on Form S-3 or similar short form registration if the value of the securities to be registered is at least $500,000. Furthermore, in the event we determine to register any of our securities under the Securities Act of 1933, either for our own account or for the account of other security holders exercising their registration rights, the holder of registrable securities are entitled to include their shares of common stock in the registration. The registration rights are subject to conditions and limitations, among them our right to limit the number of shares included in the registration which may reduce the number of shares proposed to be registered in view of market conditions. These registration rights are triggered by this offering, but we have obtained waivers of these registration rights from all holders of registrable securities in connection with the offering. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the consummation of this offering.


    The rights agreement may be amended by the board of directors in any way prior to the distribution date. After the distribution date, the provisions of the rights agreement may only be amended by the board in order to cure any ambiguity, defect or inconsistency or to make any other changes which do not adversely affect the interests of holders of preferred stock purchase rights (excluding the interests of any acquiring person).

    Until a preferred stock purchase right is exercised, the holder has no rights as a shareholder of Pixelworks, including the right to vote or to receive dividends.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OREGON LAW, THE RESTATED ARTICLES
  AND BYLAWS

    Upon completion of the offering, we will become subject to the Oregon Control Share Act. The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation, cannot vote the shares its acquires in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of the Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:

    - a majority of each voting group entitled to vote; and

    - the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company's officers and employee directors.

    The acquiror may, but is not required to, submit to the target company a statement including specific information about the acquiror and its plans for the company. The statement may also request that the company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the acquiror's control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value for their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

    We are also subject to the Oregon Business Combination Act. The Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation, thereby becoming an "interested shareholder," the corporation and the interested shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an interested shareholder. Business combination transactions for this purpose include:

    - a merger or plan of share exchange;

    - any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock; or

    - certain transactions that result in the issuance of capital stock of the corporation to the interested shareholder.

These restrictions are not applicable if:

    - as a result of the transaction in which a person became an interested shareholder, they will own at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers, and certain employee benefit plans);

    - the board of directors approves the share acquisition or business combination before the interested shareholder acquires 15% or more of the corporation's voting stock; or

    - the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares owned by the interested shareholder) approve the transaction after the interested shareholder has acquired 15% or more of the corporation's voting stock.

    Our Fifth Amended and Restated Articles provide that (i) if the number of directors is fixed at six or more, our directors will be divided into three classes, each of which serves for a three-year term with one class elected each year, (ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75% of the outstanding shares of common stock, and
(iii) permit the board of directors to issue preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers and all other rights and preferences of any such series, without any further vote or action by our shareholders.

    The staggered terms for directors, the provisions allowing the removal of directors only for cause and the availability of preferred stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of our company through a proxy contest or the election of a majority of the board of directors and may deter any potential unfriendly offers or other efforts to obtain control. This could deprive our shareholders of opportunities to realize a premium for their common stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of our company to negotiate terms acceptable to the board of directors.

NASDAQ NATIONAL MARKET LISTING

    We have applied to have our shares of common stock included for quotation on the Nasdaq National Market under the symbol "PXLW."

TRANSFER AGENT


    The transfer agent and registrar for the shares of common stock is ChaseMellon Shareholder Services, LLC. ChaseMellon's telephone number for shareholder inquiries is 800-522-6645.

                        SHARES ELIGIBLE FOR FUTURE SALE

    We cannot provide any assurance that after this offering has been completed a significant public market for our shares of common stock will develop or be sustained. The sale of substantial numbers of our shares of common stock in the public market, or the possibility of a sale, could adversely affect prevailing market prices for our shares of common stock. Furthermore, only a limited number of our shares of common stock currently held by our shareholders will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below. Future sales of substantial amounts of our shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raid equity capital in the future.


    Upon completion of this offering and assuming no exercise after that date of the underwriters' over-allotment option or any outstanding options, we expect to have 35,503,563 shares of common stock outstanding based on shares outstanding as of March 31, 2000.



    Of the shares of common stock, the 5,750,000 shares that we expect to sell in the offering, and any shares of common stock sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the securities act. However, there will be trading restrictions imposed on "affiliates" and "control persons" as defined under Rule 144. The remaining shares of common stock held by existing shareholders are restricted securities as that term is defined in Rule 144 of the securities act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the securities act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted securities will be eligible for sale in the public market immediately following the offering subject to the expiration of 180-day lock-up agreements with representatives of the underwriters and to volume limitations and other conditions under Rule 144. Following this offering, the holders of an aggregate of 27,208,829 of the outstanding shares of common stock have the right to require us to register their shares for sale upon meeting requirements to which the parties have previously agreed. See "Description of Share Capital--Registration Rights" for additional information regarding registration rights.



    The following table indicates approximately when the 29,753,563 of our shares of common stock, held by existing shareholders, that are not being sold in the offering but which will be outstanding at the time the offering is complete will be eligible for sale into the public market:



ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN PUBLIC MARKET
----------------------------------------------------------
At effective date...........................................           0
90 days after effective date................................           0
180 days after effective date...............................  26,394,745
At February 22, 2001........................................   3,358,818



    The shares eligible for sale includes shares outstanding as of March 31, 2000 and assumes the automatic conversion of all outstanding preferred shares into shares of common stock upon completion of the offering.


LOCK-UP AGREEMENTS

    Our officers, directors and all of our other shareholders have signed lock-up agreements under which they agree not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus. Dispositions can be made sooner with the prior written consent of Salomon Smith Barney Inc.

OPTIONS AND WARRANTS


    As of March 31, 2000, 2,637,741 and 1,500,000 of the shares of common stock are reserved for future issuance pursuant to our 1997 stock incentive plan and 2000 employee stock purchase plan, respectively. We intend to file, shortly after effectiveness of this offering, a registration statement on Form S-8 under the securities act covering all shares of common stock reserved for issuance under the share plans. Substantially all of the shares of common stock issuable upon exercise of outstanding options are subject to 180-day lock-up agreements with the representatives of the underwriters.


RULE 144

    In general, under Rule 144, as in effect on the date of this prospectus, any person who has beneficially owned restricted securities for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:


    - 1% of the then outstanding shares of common stock which are approximately 355,036 shares immediately after the offering; or


    - the average weekly trading volume of our shares of common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales of restricted securities pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. Our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

RULE 144(k)

    Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144(k). Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701


    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by employees, directors, officers, consultants or advisers prior to the date we become subject to the reporting requirements of the securities exchange act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the exchange act, along with the shares acquired upon exercise of options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, these securities may be sold.


    - by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

    - by our affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite the name of each underwriter below:


                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Salomon Smith Barney Inc....................................
Deutsche Bank Securities Inc................................
SG Cowen Securities Corporation.............................
E*OFFERING Corp.............................................
                                                              ---------

  Total.....................................................  5,750,000
                                                              =========


    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby other than those covered by the over-allotment option described below if they purchase any of the shares of common stock.

    The underwriters, for whom Salomon Smith Barney Inc., Deutsche Bank Securities Inc., SG Cowen Securities Corporation and E*OFFERING Corp. are acting as representatives, initially propose to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares of common stock to various securities dealers at the public offering price less a concession not exceeding
$         per common share. The underwriters may allow, and these dealers may
reallow, a concession not exceeding $         per common share to certain
brokers and dealers. After the initial offering of the shares of common stock to the public, the public offering price and other selling terms may from time to time be varied by the representatives. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted the underwriters an option, exercisable for 30 days after
the date of this prospectus, to purchase up to an aggregate of       additional
shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, in connection with this offering. To the extent that the underwriters exercise this option, each of them will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to the underwriters' initial commitment.

    Pixelworks, each of our officers and directors and our other shareholders have agreed with the representatives that, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc. dispose of or hedge any shares of common stock or any of our securities convertible into or exchangeable for shares of common stock other than, in the case of Pixelworks, shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of Pixelworks in effect at the time the underwriting agreement is signed and common stock issuable upon the conversion of securities or the exercise of warrants outstanding at the time the underwriting agreement is signed, and in the case of the officers, directors and shareholders, shares of common stock disposed of as bona fide gifts approved by Salomon Smith Barney Inc. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to the lock-up agreements at any time without notice. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the trading price of the common stock and whether the person seeking the release is an officer, director or affiliate of Pixelworks. Salomon Smith Barney Inc. has no current intention to release shares subject to the lock-up agreements.


    The underwriters have reserved for sale, at the initial public offering price, up to 250,000 shares of common stock for customers, directors, employees and other persons associated with us who have expressed an interest in purchasing shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.


    Prior to this offering, there has been no public market for the shares of common stock. Consequently, the initial public offering price for the shares of common stock was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares of common stock will develop and continue after the offering.

    We have applied to have our shares of common stock included for quotation on the Nasdaq Stock Market's National Market under the symbol "PXLW."

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                           PAID BY PIXELWORKS
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................
Total................................................

    The expense of the offering, exclusive of the underwriting discounts and commissions, are estimated to be $900,000 and are payable entirely by us.

    In connection with the offering, Salomon Smith Barney Inc. on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of shares of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of shares of common stock made for the purpose of preventing or retarding a decline in the market price of the shares of common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith
Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the shares of common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.


    E*OFFERING Corp. will allocate for distribution by E*TRADE Securities, Inc. a portion of the shares that E*OFFERING Corp. is underwriting. Copies of the prospectus in electronic format will be made available on Internet websites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE

Securities, Inc.'s Internet website. Additionally, a prospectus in electronic format will be made available on the Web sites maintained by one or more of the other underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their on line brokerage account holders. The representatives will allocate shares to the underwriters that make Internet distributions on the same basis as other allocations.


    The prospectus may be used by underwriters and dealers in connection with offers and sales of the shares of common stock, including shares of common stock initially sold outside the United States, to persons located in the United States.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the securities act, or to contribute to payments the underwriters may be required to make with respect to any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby and certain other legal matters relating to the offering are being passed upon for us by Ater Wynne LLP, Portland, Oregon. Certain legal matters relating to the offering are being passed upon for the underwriters by Brown & Wood LLP, San Francisco, California. Brown & Wood LLP may rely on Ater Wynne LLP as to matters of Oregon law.

                                    EXPERTS

    The financial statements of Pixelworks, Inc. as of December 31, 1998 and 1999, and for the period from January 16, 1997 (date of inception) through December 31, 1997 and for each of the years in the two-year period ended December 31, 1999, have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein and upon the authority of KPMG LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1. This Prospectus, which forms a part of the Registration Statement, does not contain all the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this Prospectus to any of our contracts or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including exhibits and schedules filed therewith that we have filed at the Securities and Exchange Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth
Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661. You may also obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.,
Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a Web site at HTTP://WWW.SEC.GOV.

                                PIXELWORKS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of KPMG LLP..........................................    F-2

Balance Sheets..............................................    F-3

Statements of Operations....................................    F-4

Statements of Redeemable Convertible Preferred Stock and
  Shareholders' Equity (Deficit)............................    F-5

Statements of Cash Flows....................................    F-6

Notes to Financial Statements...............................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pixelworks, Inc.:

We have audited the accompanying balance sheets of Pixelworks, Inc. as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit), and cash flows for the period from January 16, 1997 (date of inception) through December 31, 1997 and for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of Pixelworks' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pixelworks, Inc. as of December 31, 1998 and 1999, and the results of its operations, and its cash flows for the period from January 16, 1997 (date of inception) through December 31, 1997 and for each of the years in the two-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Portland, Oregon
January 26, 2000

                                PIXELWORKS, INC.

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                          DECEMBER 31,               MARCH 31,
                                                       -------------------   -------------------------
                                                         1998       1999        2000          2000
                                                       --------   --------   -----------   -----------
                                                                             (UNAUDITED)   (PROFORMA)
                                                                                           (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................   $6,119    $12,199      $ 35,410
  Accounts receivable, net...........................       83      2,537         2,268
  Inventories........................................       43      1,404         2,641
  Prepaid expenses and other current assets..........       11         21           343
                                                        ------    -------      --------
    Total current assets.............................    6,256     16,161        40,662
Property and equipment, net..........................    1,120      1,730         1,972
Other assets, net....................................      300        503         1,762
                                                        ------    -------      --------
                                                        $7,676    $18,394      $ 44,396
                                                        ======    =======      ========
 LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
         AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................................   $  257    $   712      $  1,323
  Accrued liabilities................................      241      1,518         4,059
  Line of credit.....................................    1,331        669            --
  Current portion of long-term obligations...........       --        492            --
                                                        ------    -------      --------
    Total current liabilities........................    1,829      3,391         5,382
Long-term obligations, less current portion..........       --        591            --
Other long-term liabilities..........................       --          6             6
                                                        ------    -------      --------
    Total liabilities................................    1,829      3,988         5,388
                                                        ------    -------      --------
Redeemable convertible preferred stock, $.001 par
  value. Authorized 16,100,000 shares; 8,406,981,
  10,900,007, and 13,139,219 (unaudited) at
  December 31, 1998, 1999 and March 31, 2000,
  respectively; (liquidation preference of $19,517 at
  December 31, 1999).................................    7,755     23,701        53,183
Commitments and contingencies........................       --         --            --
Shareholders' equity (deficit):
  Common stock, $.001 par value. Authorized
    35,000,000 shares; 7,500,000, 9,874,310 and
    10,044,734 (unaudited) shares issued and
    outstanding at December 31, 1998, 1999 and
    March 31, 2000, respectively, (pro forma
    29,753,563)......................................       --         --            --      $53,183
  Warrants...........................................       71         --            --           --
  Deferred stock compensation........................       --     (2,230)       (2,807)      (2,807)
  Note receivable for common stock...................       --       (199)         (199)        (199)
  Accumulated deficit................................   (1,979)    (6,866)      (11,169)     (11,169)
                                                        ------    -------      --------      -------
    Total shareholders' equity (deficit).............   (1,908)    (9,295)      (14,175)     $39,008
                                                        ------    -------      --------      -------
                                                        $7,676    $18,394      $ 44,396
                                                        ======    =======      ========


                See accompanying notes to financial statements.

                                PIXELWORKS, INC.

                            STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                     PERIOD FROM
                                     JANUARY 16,
                                    1997 (DATE OF                                 THREE MONTHS ENDED
                                    INCEPTION) TO   YEARS ENDED DECEMBER 31,           MARCH 31,
                                    DECEMBER 31,    -------------------------   -----------------------
                                        1997           1998          1999          1999         2000
                                    -------------   -----------   -----------   ----------   ----------
                                                                                      (UNAUDITED)
Revenue:
  Product revenue, net............     $     25     $      105    $   12,647    $      451   $    7,064
  Commissions.....................          375            373            65            65           --
  Licensing and development
    fees..........................           --            500           100           100           --
                                       --------     ----------    ----------    ----------   ----------
    Total revenue.................          400            978        12,812           616        7,064
                                       --------     ----------    ----------    ----------   ----------
Cost of revenue(1)................           24             22         8,369           163        4,495
                                       --------     ----------    ----------    ----------   ----------
    Gross profit..................          376            956         4,443           453        2,569
Operating expenses:
  Research and development(2).....          215          1,446         4,805           823        1,690
  Selling, general and
    administrative(3).............          590          1,314         4,366           604        1,784
  Amortization of deferred stock
    compensation..................           --             --           565             4          340
                                       --------     ----------    ----------    ----------   ----------
    Total operating expenses......          805          2,760         9,736         1,431        3,814
                                       --------     ----------    ----------    ----------   ----------
    Loss from operations..........         (429)        (1,804)       (5,293)         (978)      (1,245)
                                       --------     ----------    ----------    ----------   ----------
Interest and other:
  Interest income.................           14            238           519            64          295
  Interest expense................           --            (23)         (110)          (28)         (38)
  Miscellaneous income
    (expense).....................           39             --            --            --       (3,315)
                                       --------     ----------    ----------    ----------   ----------
    Interest and other income
      (expense), net..............           53            215           409            36       (3,058)
                                       --------     ----------    ----------    ----------   ----------
    Loss before income taxes......         (376)        (1,589)       (4,884)         (942)      (4,303)
Income taxes......................           --             14             3             3           --
                                       --------     ----------    ----------    ----------   ----------
    Net loss......................         (376)        (1,603)       (4,887)         (945)      (4,303)
Accretion of preferred stock
  redemption preference...........           --            (10)       (4,278)          (98)        (954)
                                       --------     ----------    ----------    ----------   ----------
    Net loss attributable to
      common shareholders.........     $   (376)    $   (1,613)   $   (9,165)   $   (1,043)  $   (5,257)
                                       ========     ==========    ==========    ==========   ==========
Historical loss per share:
  Basic and diluted...............     $  (0.45)    $    (0.61)   $    (1.53)   $    (0.27)  $    (0.67)
                                       ========     ==========    ==========    ==========   ==========
  Weighted average shares--basic
    and diluted...................      828,263      2,660,327     5,970,785     3,828,138    7,887,063
------------------------

Amount excludes amortization of
  deferred stock compensation of:
  (1)  Cost of revenue............     $     --     $       --    $        7    $       --   $        6
  (2)  Research and development...           --             --           233             3          139
  (3)  Selling, general and
       administrative.............           --             --           325             1          195


                See accompanying notes to financial statements.

                                PIXELWORKS, INC.

              STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND SHAREHOLDERS' EQUITY (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                          REDEEMABLE
                                          CONVERTIBLE                                                               NOTE
                                        PREFERRED STOCK          COMMON STOCK                      DEFERRED      RECEIVABLE
                                     ---------------------   ---------------------                  STOCK            FOR
                                       SHARES      AMOUNT      SHARES      AMOUNT    WARRANTS    COMPENSATION   COMMON STOCK
                                     ----------   --------   ----------   --------   ---------   ------------   -------------
Balances as of January 16, 1997....          --   $    --            --   $    --      $ --        $    --          $  --
Sale of common stock...............          --        --     7,500,000        10        --             --             --
Issuance of Series A redeemable
  convertible preferred stock and
  warrants, net....................   2,906,976     1,145            --        --        71             --             --
Net loss...........................          --        --            --        --        --             --             --
                                     ----------   -------    ----------   -------      ----        -------          -----
Balances as of December 31, 1997...   2,906,976     1,145     7,500,000        10        71             --             --
Issuance of Series B redeemable
  convertible preferred stock......   5,500,005     6,600            --        --        --             --             --
Accretion of preferred stock
  redemption preference............          --        10            --       (10)       --             --             --
Net loss...........................          --        --            --        --        --             --             --
                                     ----------   -------    ----------   -------      ----        -------          -----
Balances as of December 31, 1998...   8,406,981     7,755     7,500,000        --        71             --             --
Issuance of Series C redeemable
  convertible preferred stock......   2,493,026    11,668            --        --        --             --             --
Exercise of stock options and
  issuance of common stock.........          --        --       521,112       162        --             --           (199)
Exercise of warrants...............          --        --     1,853,198     1,321       (71)            --             --
Deferred compensation related to
  stock options....................          --        --            --     2,795        --         (2,795)            --
Amortization of deferred stock
  compensation.....................          --        --            --        --        --            565             --
Accretion of preferred stock
  redemption preference............          --     4,278            --    (4,278)       --             --             --
Net loss...........................          --        --            --        --        --             --             --
                                     ----------   -------    ----------   -------      ----        -------          -----
Balances as of December 31, 1999...  10,900,007    23,701     9,874,310        --        --         (2,230)          (199)
Issuance of Series D convertible
  preferred stock (unaudited)......   2,239,212    28,528            --        --        --             --             --
Exercise of stock options
  (unaudited)......................          --        --       170,424        37        --             --             --
Deferred compensation related to
  stock options (unaudited)........          --        --            --       917        --           (917)            --
Amortization of deferred stock
  compensation (unaudited).........          --        --            --        --        --            340             --
Accretion of preferred stock
  redemption preference
  (unaudited)......................          --       954            --      (954)       --             --             --
Net loss (unaudited)...............          --        --            --        --        --             --             --
                                     ----------   -------    ----------   -------      ----        -------          -----
Balances as of March 31, 2000
  (unaudited)......................  13,139,219   $53,183    10,044,734   $    --      $ --        $(2,807)         $(199)
                                     ==========   =======    ==========   =======      ====        =======          =====


                                                         TOTAL
                                     ACCUMULATED     SHAREHOLDERS'
                                       DEFICIT      EQUITY (DEFICIT)
                                     ------------   ----------------
Balances as of January 16, 1997....    $     --         $     --
Sale of common stock...............          --               10
Issuance of Series A redeemable
  convertible preferred stock and
  warrants, net....................          --               71
Net loss...........................        (376)            (376)
                                       --------         --------
Balances as of December 31, 1997...        (376)            (295)
Issuance of Series B redeemable
  convertible preferred stock......          --               --
Accretion of preferred stock
  redemption preference............          --              (10)
Net loss...........................      (1,603)          (1,603)
                                       --------         --------
Balances as of December 31, 1998...      (1,979)          (1,908)
Issuance of Series C redeemable
  convertible preferred stock......          --               --
Exercise of stock options and
  issuance of common stock.........          --              (37)
Exercise of warrants...............          --            1,250
Deferred compensation related to
  stock options....................          --               --
Amortization of deferred stock
  compensation.....................          --              565
Accretion of preferred stock
  redemption preference............          --           (4,278)
Net loss...........................      (4,887)          (4,887)
                                       --------         --------
Balances as of December 31, 1999...      (6,866)          (9,295)
Issuance of Series D convertible
  preferred stock (unaudited)......          --               --
Exercise of stock options
  (unaudited)......................          --               37
Deferred compensation related to
  stock options (unaudited)........          --               --
Amortization of deferred stock
  compensation (unaudited).........          --              340
Accretion of preferred stock
  redemption preference
  (unaudited)......................          --             (954)
Net loss (unaudited)...............      (4,303)          (4,303)
                                       --------         --------
Balances as of March 31, 2000
  (unaudited)......................    $(11,169)        $(14,175)
                                       ========         ========


                See accompanying notes to financial statements.

                                PIXELWORKS, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                 PERIOD FROM
                                                                 JANUARY 16,
                                                                1997 (DATE OF          YEARS ENDED           THREE MONTH
                                                              INCEPTION) THROUGH      DECEMBER 31,         ENDED MARCH 31,
                                                                 DECEMBER 31,      -------------------   -------------------
                                                                     1997            1998       1999       1999       2000
                                                              ------------------   --------   --------   --------   --------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................         $(376)        $(1,603)   $(4,887)    $ (945)   $(4,303)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................            55             431      1,303        229        506
    Write-off of property and equipment and other assets....            --              --         74         11         --
    Provision for doubtful accounts.........................            --              10        160          9         58
    Amortization of deferred stock compensation.............            --              --        565          4        340
    Patent settlement expenses..............................            --              --         --         --      3,325
    Changes in operating assets and liabilities:
      Accounts receivable...................................           (58)            (35)    (2,614)      (390)       211
      Inventories...........................................            --             (43)    (1,361)      (228)    (1,237)
      Prepaid expenses and other current assets.............            (8)             (3)       (10)         4       (322)
      Accounts payable......................................            77             180        455        224        611
      Accrued liabilities...................................             4             162      1,277        179        741
      Other long-term liabilities...........................            --              --          6         --         --
                                                                     -----         -------    -------     ------    -------
        Net cash used in operating activities...............          (306)           (901)    (5,032)      (903)       (70)
                                                                     -----         -------    -------     ------    -------
Cash flows from investing activities:
  Purchase of property and equipment........................          (256)         (1,275)    (1,710)      (335)      (666)
  Other assets..............................................            (5)           (295)      (480)        --       (866)
  Purchase of investments...................................          (838)             --         --         --         --
  Proceeds from maturities of investments...................           546             292         --         --         --
                                                                     -----         -------    -------     ------    -------
        Net cash used in investing activities...............          (553)         (1,278)    (2,190)      (335)    (1,532)
                                                                     -----         -------    -------     ------    -------
Cash flows from financing activities:
  Proceeds from lines of credit.............................            --           1,331        669        127       (669)
  Payments on long-term debt................................            --              --       (248)        --     (1,083)
  Issuance of preferred stock and common stock warrants.....         1,216           6,600     11,668         --     26,528
  Issuance of common stock..................................            10              --      1,213         --         37
                                                                     -----         -------    -------     ------    -------
        Net cash provided by financing activities...........         1,226           7,931     13,302        127     24,813
                                                                     -----         -------    -------     ------    -------
        Net increase (decrease) in cash and cash
        equivalents.........................................           367           5,752      6,080     (1,111)    23,211
Cash and cash equivalents at beginning of period............            --             367      6,119      6,119     12,199
                                                                     -----         -------    -------     ------    -------
Cash and cash equivalents at end of period..................         $ 367         $ 6,119    $12,199     $5,008    $35,410
                                                                     =====         =======    =======     ======    =======
Supplemental disclosure of cash flow information:
        Cash paid during the period for interest............         $  --         $    23    $   110     $   28    $    38
Supplemental disclosure of non-cash investing and financing
  activities:
  Accrued liabilities for the purchase of property and
    equipment, other assets and settlement..................         $  75         $    --    $    --     $   --    $ 1,800
  Stock issued for the purchase of other assets and
    settlement..............................................            --              --         --         --      2,000
  Warrants issued in connection with preferred stock
    issuance................................................            71              --         --         --         --
  Conversion of line of credit to term note.................            --              --      1,331         --         --
  Accretion of preferred stock redemption preference........            --              10      4,278         98        954
  Note receivable for issuance of common stock..............            --              --        199         --         --
  Warrants exercised for common stock.......................            --              --         71         --         --
                                                                     =====         =======    =======     ======    =======


                See accompanying notes to financial statements.

                                PIXELWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) NATURE OF BUSINESS

    Pixelworks, Inc. (Pixelworks) designs and develops complete system-on-a-chip solutions that enable the visual display of broadband content. Pixelworks' technology interprets and optimizes video, computer graphics, and visual Web information for display on a wide variety of devices.

    (b) CASH AND CASH EQUIVALENTS

    Pixelworks considers all highly liquid investments having an original maturity of three months or less to be cash equivalents.

    (c) ACCOUNTS RECEIVABLE

    Accounts receivable is net of an allowance for doubtful accounts of $10 and $155 as of December 31, 1998 and 1999, respectively. The following table presents a rollforward of the allowance for doubtful accounts for the indicated periods:

                                                     DECEMBER 31,
                                                  -------------------
                                                    1998       1999
                                                  --------   --------
Balance as of beginning of period...............    $--        $ 10
Provision.......................................     10         160
Charge offs.....................................     --         (15)
                                                    ---        ----
Balance as of end of period.....................    $10        $155
                                                    ===        ====

    (d) INVENTORIES

    Inventories consist of finished goods and are stated at the lower of standard cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value).

    (e) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred.

    Depreciation on computer equipment and software, tooling and leasehold improvements is calculated on a straight-line basis over the estimated useful lives of the assets, two years for computer equipment and software and the estimated life of the product for tooling, generally two years. Amortization of leasehold improvements is recognized over the shorter of the life of the improvement or the remaining life of the lease.

    As required by Statement of Financial Accounting Standards No. 121 (SFAS), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount including associated intangible assets of the operation.

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

    (f) STOCK-BASED COMPENSATION

    SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair value based method of accounting for an employee stock option or similar instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, SFAS 123 also allows an entity to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 (Opinion 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method had been applied. Pixelworks has elected to continue to apply the prescribed accounting in Opinion 25 and make the required disclosures under SFAS 123.


    Pixelworks accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force consensus on Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING GOODS OR SERVICES. There have been no equity instruments issued to non-employees during the periods presented.


    (g) REVENUE RECOGNITION


    Pixelworks recognizes revenue for product sales to direct customers and commissions on third party sales upon shipment of the underlying merchandise. Revenue from product sales to distributors is recognized upon shipment if the distributor has a firm sales commitment from an end customer. A reserve for sales returns and allowances is recorded at the time of shipment. As of December 31, 1998 and 1999, the reserve for sales returns and allowances was $3 and $236, respectively.


    Pixelworks accrues a liability for the estimated future repair and replacement costs to be incurred under the provisions of Pixelworks' warranty agreements. As of December 31, 1998 and 1999, the reserve for warranty repairs was $1 and $133, respectively.

    Licensing and development fees represent revenue earned for the development of certain technology and limited license granted to a third party.

    (h) RESEARCH AND DEVELOPMENT

    Research and development are charged to expense as incurred. However, software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model and ending when a product is available for general release to

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) customers. Completion of a working model and general release has substantially coincided. As a result, all such costs have been charged to research and development as incurred.

    (i) INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

    (j) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying amount of amounts due under the line of credit approximates fair value since the interest rate approximates current rates available to Pixelworks.

    (k) NET LOSS PER SHARE


    Pixelworks reports net loss per share in accordance with SFAS 128, EARNINGS PER SHARE, and SEC Staff Accounting Bulletin No. 98 (SAB 98), which requires the presentation of both basic and diluted earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding and diluted earnings per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares assumed to be outstanding during the period using the treasury stock method. The following weighted-average potential common shares have been excluded from the computation of diluted loss per share for all periods presented because the effect would have been anti-dilutive:



                                                                              THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,               MARCH 31,
                                       ----------------------------------   -----------------------
                                         1997        1998         1999         1999         2000
                                       ---------   ---------   ----------   ----------   ----------
                                                                                  (UNAUDITED)
Shares issuable under stock
  options............................         --          --    1,696,175      948,946    2,556,996
Shares of restricted stock subject to
  repurchase.........................  6,689,208   4,853,586    3,093,572    3,710,924    1,914,674
Shares of convertible preferred stock
  on an as converted basis...........  3,108,857   9,955,293   15,012,882   12,750,588   17,752,594


    (l) COMPREHENSIVE INCOME

    Pixelworks has had no items of comprehensive income.

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (m) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

    (n) CONCENTRATION OF SUPPLIERS

    Pixelworks does not own or operate a semiconductor fabrication facility and does not have the resources to manufacture its products internally. Pixelworks relies on two, third party foundries to produce all its products. In light of these dependencies, it is reasonably possible that failure to perform by one of these suppliers could have a severe impact on Pixelworks growth and results of operations.

    (o) RISK OF TECHNOLOGICAL CHANGE

    The markets in which Pixelworks competes or seeks to compete are subject to rapid technological change, frequent new product introductions, changing customer requirements for new products and features, and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could render Pixelworks' products less desirable or obsolete which could harm its business.

    (p) CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject Pixelworks to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Pixelworks limits its exposure to credit risk associated with cash and cash equivalents by placing its cash and cash equivalents with various high credit quality financial institutions. Cash and cash equivalents consist of deposits and money market funds. As of December 31, 1999, Pixelworks had accounts receivable from two customers representing approximately 75% of accounts receivable. Loss or non-performance by these significant customers could adversely affect Pixelworks financial position or results from operations.

    (q) PRO FORMA SHAREHOLDERS EQUITY (UNAUDITED)


    Upon consummation of Pixelworks' initial public offering, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of 19,708,829 shares of common stock based on the shares of convertible preferred stock outstanding as of March 31, 2000. Unaudited pro forma shareholders' equity as of March 31, 2000, as adjusted for the conversion of the redeemable convertible preferred stock, is disclosed on the balance sheet.



    (r) UNAUDITED QUARTERLY INFORMATION



    The financial information included herein as of March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000 is unaudited. However, such information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period.

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The unaudited interim financial statements should be read together with the financial statements and the notes included in the financial statements. The results of operations for the interim period presented are not necessarily indicative of the results to be expected for the full year.



    (s) COSTS OF SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE



    Internal use software development costs are accounted for in accordance with Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Costs incurred in the preliminary project stage are expensed as incurred and costs incurred in the application and development stage, which meet the capitalized criteria, are capitalized and amortized on a straightline basis over three years, the estimated useful life of the asset.


(2) BALANCE SHEET COMPONENTS

    (a) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:


                                                      DECEMBER 31,        MARCH 31,
                                                   -------------------   -----------
                                                     1998       1999        2000
                                                   --------   --------   -----------
                                                                         (UNAUDITED)
Software.........................................   $  808     $1,658       $1,964
Computer equipment...............................      371        981        1,197
Tooling..........................................      427        576          720
Leasehold improvements...........................       --         91           91
                                                    ------     ------       ------
                                                     1,606      3,306        3,972

Less accumulated depreciation and amortization...      486      1,576        2,000
                                                    ------     ------       ------
                                                    $1,120     $1,730       $1,972
                                                    ======     ======       ======


    (b) ACCRUED LIABILITIES

    Accrued liabilities consist of the following:


                                                        DECEMBER 31,        MARCH 31,
                                                     -------------------   -----------
                                                       1998       1999        2000
                                                     --------   --------   -----------
                                                                           (UNAUDITED)
Payroll and related liabilities....................    $166      $  751       $  854
Reserve for sales returns..........................       3         236          212
Royalties..........................................      --         197          234
Other..............................................      72         334        2,759
                                                       ----      ------       ------
                                                       $241      $1,518       $4,059
                                                       ====      ======       ======

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(3) LINE OF CREDIT

    Pixelworks has a line of credit for cash borrowings and letters of credit up to $3,000. Pixelworks may borrow up to 80% of eligible accounts receivable and as of December 31, 1999, approximately $1,485 was available for borrowing. The line of credit bears interest at prime (8.5% at December 31, 1999) plus .25%, which is payable monthly. The line of credit expires March 2000, when the principal balance outstanding becomes due and payable. The line of credit is secured by substantially all assets of Pixelworks.

    Under the agreement, Pixelworks is required to maintain certain financial covenants. Pixelworks was in compliance with the covenants as of December 31, 1999.

(4) LONG-TERM DEBT

    Long-term debt consists of a line of credit converted into a term loan after a six month draw-down period. The loan is payable in monthly principal installments of approximately $41, plus interest at prime (8.5% as of December 31, 1999) plus .5%. Scheduled repayments on long-term debt are:
2000--$492; 2001--$492; 2002--$99. Long-term debt is secured by substantially all assets of Pixelworks.

(5) REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Pixelworks has designated shares of authorized preferred stock as redeemable convertible preferred stock. The title and number of shares issued and outstanding are as follows:


                                                                              SHARES ISSUED AND
                                                                                 OUTSTANDING
                                                                            ----------------------
                                                                                 DECEMBER 31,
                                              DESIGNATED                    ----------------------
                                                SHARES      DATE ISSUED       1998         1999
                                              ----------   --------------   ---------   ----------
Series C redeemable convertible preferred
  stock, $4.68 per share liquidation
  preference................................   2,493,026     May 28, 1999          --    2,493,026
Series B redeemable convertible preferred
  stock, $1.20 per share liquidation
  preference................................   5,500,005   April 29, 1998   5,500,005    5,500,005
Series A redeemable convertible preferred
  stock, $0.43 per share liquidation
  preference................................   3,000,000   April 25, 1997   2,906,976    2,906,976
                                              ----------                    ---------   ----------
                                              10,993,031                    8,406,981   10,900,007
                                              ==========                    =========   ==========


    (a) VOTING

    The Series A, Series B and Series C redeemable convertible preferred stock (Series A, Series B and Series C) vote together with all other classes and series of stock of Pixelworks as a single class on all actions to be taken by the shareholders of Pixelworks. The Series A, Series B and Series C, voting as a separate series, each have the right to elect one member to the Board of Directors.

    (b) LIQUIDATION PREFERENCES

    Upon liquidation, dissolution or winding up of Pixelworks, whether voluntary or involuntary, the holders of the shares of Series C shall be paid an amount equal to the issue price for that series plus, in the case of each share, an amount equal to any dividends accrued but unpaid thereon, computed to

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(5) REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) the date payments thereof is made available, before any payment shall be made to the holders of Series B and Series A and common stock.

    (c) REDEMPTION

    With the approval of the holders of the majority of the then outstanding shares of preferred stock of a particular series, one or more holders of shares of Series A, Series B and Series C may, by giving notice to Pixelworks at any time after March 1, 2002, 2003 and 2004, respectively, require Pixelworks to redeem all of the outstanding preferred stock of that series in two installments, with up to one-half of the shares redeemed sixty days after receipt of notice stating the number of shares of preferred stock of the series being redeemed. The second installment is due on the first anniversary of the first installment. The preferred stock to be redeemed shall be redeemed by paying for each share in cash an amount equal to the greater of (i) the then fair market value per share or (ii) $0.43 per share, $1.20 per share and $4.68 per share for Series A, Series B and Series C, respectively, plus, in the case of each share, an amount equal to all dividends accrued and unpaid thereon.

    On or after March 1, 2005, 2006 and 2007, Pixelworks may at its option establish a redemption date as of which Pixelworks shall redeem all, but not less than all, of the then outstanding Series A, Series B and Series C, respectively. The preferred stock to be redeemed shall be redeemed by paying for each share in cash an amount equal to the greater of (i) the then fair market value per share or (ii) $0.43 per share, $1.20 per share and $4.68 per share for Series A, Series B and Series C, respectively, plus, in the case of each share, an amount equal to all dividends accrued and unpaid thereon.


    The carrying amount of Series A, Series B and Series C have been increased by periodic accretions, based on the deemed fair value of the preferred stock at the balance sheet date and using the interest method. Each increase has been effected by charges against common stock in the absence of retained earnings.


    (d) CONVERSION


    The holder of any share or shares of preferred stock shall have the right, at its option at any time, to convert any such shares of preferred stock into such number of fully paid and nonassessable shares of common stock as is obtained by (i) multiplying the number of shares of preferred stock of each series so to be converted by the issue price applicable to that series and
(ii) dividing the result by the conversion price then applicable to that series. If at any time a majority of the total number of preferred stock has been converted into common stock, all outstanding shares of preferred stock of a given series shall likewise automatically convert to shares of common stock. The Series A, Series B and Series C is convertible into 4,360,464, 8,250,008 and 3,739,539 shares of common stock, respectively.


    All outstanding shares of preferred stock shall automatically convert to shares of common stock if at any time Pixelworks shall effect a firm commitment underwritten public offering of shares of common stock in which (i) the aggregate net proceeds from such offering to Pixelworks shall be at least $10,000 and (ii) the price paid by the public for such shares shall be at least $7.00 per share (appropriately adjusted to reflect the occurrence of stock splits, combinations, common stock dividends and distributions).

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(5) REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    Pixelworks is required at all times to reserve and keep available out of its authorized common stock, solely for the purpose of issuance upon the conversion of the preferred stock, such number of shares of common stock as shall then be issuable upon the conversion of all outstanding shares of preferred stock.

    If Pixelworks effectuates a stock split or reverse stock split of common stock without a corresponding stock split or reverse stock split of any given series of preferred stock, the conversion price for that series of preferred stock in effect immediately preceding the stock split or reverse stock split of the common stock shall be proportionately decreased or increased respectively.

    If Pixelworks at any time subsequent to the effective date of its Third Amended and Restated Articles of Incorporation issues any additional common stock without consideration or for a consideration per share less than the conversion price for any given series of preferred stock then in effect, the conversion price applicable to each such series shall be adjusted or readjusted in accordance with Pixelworks' Third Amended and Restated Articles of Incorporation.


    (e) DIVIDENDS



    The Series A, B, and C shareholders are entitled to receive dividends, when and if declared by the Board, in amounts per share not less than those paid on common stock per share, and in preference to and before any dividends are paid on common stock.


(6) SHAREHOLDERS' EQUITY

    (a) SHAREHOLDERS' AGREEMENT

    The founding common shareholders (Founders) are subject to an amended shareholders' agreement which provides, among other things, the restriction of the transfer of shares.


    As provided in the amended shareholders' agreement, Pixelworks has the right to buy back from the Founders, the share or shares of common stock outstanding in the event the Founder or Founders terminates employment prior to their fourth anniversary for the same price originally paid. This right diminishes ratably over the four-year employment history of the respective common shareholder. This right lapses upon an initial public offering.



    As of December 31, 1999, there were 1,953,107 common shares subject to the shareholders' agreement.


    (b) WARRANTS


    In connection with the Series A redeemable convertible preferred stock offering, Pixelworks issued warrants, at a nominal value, for the purchase of up to an aggregate of 1,853,198 shares of Pixelworks' common stock at an exercise price of $0.674 per share. The warrants were exercised in 1999.


    The fair value of the warrants issued of $71 was determined by applying the Black-Scholes methodology using the issuance date for Series A redeemable convertible preferred stock as the measurement date. The per share weighted average fair market value was $0.06 on the date of grant,

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(6) SHAREHOLDERS' EQUITY (CONTINUED)
with the following weighted average assumptions: Risk-free interest rate of 6%, expected dividend yield of -0-%, a two-year term and an expected volatility of 100%.

    (c) NOTE RECEIVABLE FOR COMMON STOCK


    During 1999, 305,937 of stock options were exchanged for 305,937 shares of common stock subject to vesting in exchange for a note receivable. The note receivable is due and payable the earlier of 1) August 31, 2008 or 2) upon termination of the borrower's employment and bears interest at 6% per year, payable annually. The note receivable is secured by the shares of common stock issued thereunder. As of December 31, 1999, there were 284,691 shares of unvested common stock.


    (d) STOCK OPTIONS


    Pixelworks has a stock option plan under which a total of 6,340,116 stock options may be granted to key employees. Options granted under the plan must generally be exercised while the individual is an employee and within ten years of the date of grant. On the standard vesting schedule, each option shall become exercisable at a rate of 25% on the first anniversary date of the grant and on the last day of every month thereafter for a total of thirty-six additional increments unless otherwise specifically stated at the time of grant. On the alternative vesting schedule, options become exercisable monthly for a period of four years, with 10% becoming exercisable in the first year, 20% becoming exercisable in the second year, 30% becoming exercisable in the third year, and 40% becoming exercisable in the fourth year. Had Pixelworks accounted for its stock-based compensation plan in accordance with SFAS 123, Pixelworks' net loss would approximate the pro forma disclosure as follows:



                                                 PERIOD FROM
                                                 JANUARY 16,
                                                1997 (DATE OF       YEARS ENDED
                                                INCEPTION) TO      DECEMBER 31,
                                                DECEMBER 31,    -------------------
                                                    1997          1998       1999
                                                -------------   --------   --------
Net loss attributable to common shareholders:
  As reported.................................     $ (376)      $(1,613)   $ (9,165)
  Pro forma...................................       (379)       (1,663)    (10,082)

Basic and diluted net loss per share:
  As reported.................................      (0.45)        (0.61)      (1.53)
  Pro forma...................................      (0.46)        (0.63)      (1.69)


    The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts and additional awards are anticipated in future years.

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(6) SHAREHOLDERS' EQUITY (CONTINUED)

    The fair value of compensation costs reflected in the above pro forma amounts were determined using the Black-Scholes option pricing model and the following weighted average assumptions for grants used in the calculation are as follows:


                                      1997       1998       1999
                                    --------   --------   --------
Risk-free interest rate...........      6.3%       5.0%       5.5%
Expected dividend yield...........        0%         0%         0%
Expected life.....................  7 years    6 years    5 years
Volatility........................      100%       100%       100%



    Under the Black-Scholes option pricing model the weighted-average fair value of options granted during 1997, 1998 and 1999 was approximately $0.14, $0.13 and $2.18, respectively.


    The following is a summary of stock option activity:


                                                                       WEIGHTED
                                                                       AVERAGE
                                                            NUMBER     EXERCISE
                                                           OF SHARES    PRICE
                                                           ---------   --------
Options outstanding as of January 16, 1997...............         --    $   --
Granted..................................................    105,750      .166
                                                           ---------
Options outstanding as of December 31, 1997..............    105,750      .166
Granted..................................................  1,167,000      .166
Canceled.................................................       (750)     .166
                                                           ---------
Options outstanding as of December 31, 1998..............  1,272,000      .166
Granted..................................................  2,181,375     1.306
Exercised................................................   (215,182)     .266
Canceled.................................................   (323,937)     .333
                                                           ---------
Options outstanding as of December 31, 1999..............  2,914,256      .992
Granted (unaudited)......................................    267,000     3.975
Exercised (unaudited)....................................   (170,424)      .22
                                                           ---------
Options outstanding as of March 31, 2000 (unaudited).....  3,010,832    $ 1.30
                                                           =========



                  OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
--------------------------------------------------------   -------------------------
                                   WEIGHTED
                     NUMBER         AVERAGE     WEIGHTED       NUMBER       WEIGHTED
                 OUTSTANDING AT    REMAINING    AVERAGE    EXERCISABLE AT   AVERAGE
   RANGE OF       DECEMBER 31,    CONTRACTUAL   EXERCISE    DECEMBER 31,    EXERCISE
EXERCISE PRICE        1999           LIFE        PRICE          1999         PRICE
--------------   --------------   -----------   --------   --------------   --------
 $.166-.326        1,111,632          8.8        $ .193        230,336       $ .166
  .500-.966          724,950          9.5           .82             --           --
 1.486-2.426       1,077,674          9.8         1.926         58,468        2.413
 ------------      ---------          ---        ------        -------       ------
 $.166-2.426       2,914,256          9.3        $ .993        288,804       $  .62
                   =========                                   =======

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(6) SHAREHOLDERS' EQUITY (CONTINUED)

    As of March 31, 2000, 2,637,741 (unaudited) shares were available for grant.



    Pixelworks has recorded deferred stock compensation of $2,795 through December 31, 1999. This deferred stock compensation is based on the difference between the deemed fair market value of common stock and the exercise price of the option or stock on the grant date. Deferred stock compensation is being amortized on an accelerated basis over the vesting period, generally four years, consistent with the method described in FASB Interpretation No. 28. Pixelworks recognized compensation expense of $565 during the year ended December 31, 1999 related to these grants. Amortization of the December 31, 1999 balance of deferred stock compensation for the years ending December 31, 2000, 2001, 2002 and 2003 would approximate $1,113, $640, $346 and $131, respectively.


(7) INCOME TAXES

    Components of the provision for income taxes for the years ended
December 31, 1998 and 1999 is comprised of current foreign taxes in the amount of $14 and $3, respectively, and none during the period from January 16, 1997 (date of inception) to December 31, 1997.

    The significant differences between the U.S. federal statutory tax rate and Pixelworks' effective tax rate for financial statement purposes are as follows:


                                                    PERIOD FROM
                                                 JANUARY 16, 1997         YEARS ENDED
                                                (DATE OF INCEPTION)      DECEMBER 31,
                                                  TO DECEMBER 31,     -------------------
                                                       1997             1998       1999
                                                -------------------   --------   --------
Computed "expected" income tax benefit........          (34)%           (34)%      (34)%
Increases (decreases) resulting from:
  State income taxes, net of federal tax
    benefit...................................           (4)             (4)        (4)
  Increase in valuation allowance.............           41              42         39
  Research and experimentation credit.........           (3)             (3)        (4)
  Other.......................................           --              --          3
                                                        ---             ---        ---
Actual tax expense............................           -- %             1 %       -- %
                                                        ===             ===        ===

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(7) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences and net operating loss carryforwards which give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
  Net operating loss carryforwards..........................   $ 665     $ 1,920
  Research and experimentation credit.......................      63         273
  Accrued vacation..........................................      27          54
  Allowance for doubtful accounts...........................       4          59
  Depreciation and amortization.............................      52         221
  Other.....................................................       3         201
                                                               -----     -------
    Total gross deferred tax assets.........................     814       2,728
Less valuation allowance....................................    (814)     (2,728)
                                                               -----     -------
    Net deferred tax assets.................................   $  --     $    --
                                                               =====     =======

    The valuation allowance for the deferred tax assets as of January 16, 1997 (date of inception) was $-0-. The net change in the total valuation allowance for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999 was an increase of approximately $154, $660 and $1,914, respectively.

    A provision of the Tax Reform Act of 1986 requires the utilization of net operating losses and credits be limited when there is a change of more than 50% in ownership of Pixelworks. Such changes occurred with the sale of preferred stock in 1998. Accordingly, the utilization of the net operating loss and credit carryforwards generated from periods prior to April 28, 1998 is limited; the federal net operating loss carryforwards subject to the limitation are approximately $351.

    As of December 31, 1999, Pixelworks has net operating loss and research credit carryforwards of approximately $5,007 and $305, respectively, which will expire between 2012-2018.

(8) SEGMENT INFORMATION

    In accordance with SFAS 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, Pixelworks has identified a single operating segment: the design and development of integrated circuits for electronic display devices.

    (a) SIGNIFICANT CUSTOMERS

    Sales to one distributor represented 51% of total revenue for the year ended December 31, 1998. Sales to two distributors represented 55% and 24%, separately, of total revenue for the year ended December 31, 1999. No other customer represented more than 10% of revenue.

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(8) SEGMENT INFORMATION (CONTINUED)
    (b) GEOGRAPHIC INFORMATION

    Revenue by geographic region was as follows:


                                                   PERIOD FROM
                                                JANUARY 16, 1997         YEARS ENDED
                                               (DATE OF INCEPTION)      DECEMBER 31,
                                                 TO DECEMBER 31,     -------------------
                                                      1997             1998       1999
                                               -------------------   --------   --------
Japan........................................          $ --            $500     $ 7,136
Taiwan.......................................            --              --       3,126
Korea........................................            --              --       1,230
United States................................           400             478         923
Other........................................            --              --         397
                                                       ----            ----     -------
        Total revenue........................          $400            $978     $12,812
                                                       ====            ====     =======


(9) COMMITMENTS AND CONTINGENCIES

    (a) ROYALTIES

    During 1999, Pixelworks agreed to pay certain suppliers a per unit royalty based on a certain number of chips sold. Royalties are paid monthly and expire through November 6, 2006. Royalties are charged to cost of goods sold in the statement of operations. Pixelworks has recorded $383 in royalty expense for the year ended December 31, 1999.

    (b) 401(k) PLAN

    Effective January 1, 1999, Pixelworks implemented a profit-sharing plan for eligible employees under the provisions of Internal Revenue Code
Section 401(k). Participants may defer a percentage of their annual compensation on a pre-tax basis, not to exceed the dollar limit which is set by law. A discretionary matching contribution by Pixelworks is allowed and is equal to a uniform percentage of the amount of salary reduction elected to be deferred, which percentage will be determined each year by Pixelworks. Pixelworks made no contributions to the 401(k) plan during 1999.

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(9) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    (c) LEASES

    Pixelworks leases office space under various operating leases which expire at various dates through 2004. Future minimum payments under the leases are as follows:


YEARS ENDING DECEMBER 31:
-------------------------
  2000......................................................  $  448
  2001......................................................     498
  2002......................................................     514
  2003......................................................     509
  2004......................................................     212
                                                              ------
        Total...............................................  $2,181
                                                              ======


    Rent expense for the period from January 16, 1997 (date of inception) to December 31, 1997 and the years ended December 31, 1998 and 1999 was $36, $80 and $243, respectively.

    During 1999, Pixelworks entered into a noncancelable sublease agreement which expires in August 2002. Future minimum payments to be received under the sublease are as follows: 2000--$33; 2001--$33; and 2002--$21. Sublease income was $19 during the year ended December 31, 1999, which was included in rent expense.

    (d) CONTINGENCIES

    From time to time, Pixelworks may be a party to various lawsuits and claims incidental to its business. The Company is not currently subject to any lawsuit or claim which it believes will have a material adverse effect on its financial position, results of operations or liquidity.


    (E) CONTRACT MANUFACTURERS



    Pixelworks generally commits to purchase products from its contract manufacturers to be delivered within the most recent 90 days covered by forecasts with cancellation fees. As of December 31, 1999, Pixelworks had committed to make purchases totaling $5.4 million from the contract manufacturers in the next 90 days. In addition, in specific instances, Pixelworks may agree to assume liability for limited quantities of specialized components with lead times beyond this 90-day period.


(10) SUBSEQUENT EVENTS (UNAUDITED)

    (a) SERIES D OFFERING


    On February 22, 2000, Pixelworks issued a total of 2,239,212 at $12.75 per share shares of Series D preferred stock.


    (b) LICENSE PURCHASE


    In February of 2000, Pixelworks entered into a perpetual license agreement with InFocus Systems, Inc. for the use of its proprietary automatic pixel clock phase and frequency correction technology specified in two patents held by InFocus in exchange for 156,863 shares of Series D preferred stock,

                                PIXELWORKS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(10) SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) valued at $12.75 per share, and $2.4 million in cash, payable in four equal quarterly installments beginning March 31, 2000. Pixelworks also received a release of any claims InFocus may have against Pixelworks relating to these patents.

    (c) 2000 EMPLOYEE STOCK PURCHASE PLAN


    The 2000 Employee Stock Purchase Plan was adopted by the board in February 2000, subject to shareholder approval. A total of 1,500,000 shares of common stock has been reserved for issuance under the employee stock purchase plan.



    (d) STOCK SPLIT



    On March 16, 2000, the board of directors approved a three-for-two split of common stock effective March 31, 2000. All share and per share data have been restated accordingly.

                                  [PIXELWORKS
                                  SEE THE FUTURE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                5,750,000 SHARES


                                PIXELWORKS, INC.

                                  COMMON STOCK



                                               [LOGO]

                                   ---------

                                   PROSPECTUS

                                          , 2000

                                   ---------

                              SALOMON SMITH BARNEY

                           DEUTSCHE BANC ALEX. BROWN

                                    SG COWEN

                                   E*OFFERING

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses expected to be incurred by the Registrant in connection with the offering described in this Registration Statement. All amounts are estimates except the SEC registration fee.


SEC Registration Fee........................................  $ 24,440
NASD Filing fee.............................................     8,000
Nasdaq National Market listing fee..........................    95,000
Printing Expenses...........................................   200,000*
Accounting Fees and Expenses................................   250,000*
Legal Fees and Expenses.....................................   275,000*
Blue sky qualification fees and expenses....................    10,000*
Transfer Agent and Registrar Fees...........................    15,000*
Miscellaneous Expenses......................................    22,600*
                                                              --------
    Total...................................................  $900,000
                                                              ========


------------------------

*   Estimate.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As an Oregon corporation, we are subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IV of our Fifth Restated Articles of Incorporation (the "Restated Articles") eliminates the liability of our directors to us or our shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

    Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Article IV of the Restated Articles requires us to indemnify our directors and officers to the fullest extent not prohibited by law.

    The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

    We also have entered into indemnity agreements with each of our executive officers and each member of our Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

ITEM 15.  RECENT SALE OF UNREGISTERED SECURITIES.

    In the three years prior to the effective date of this Registration Statement, we have issued and sold the following unregistered securities:

    - On April 25, 1997, we issued and sold 2,906,976 shares of Series A preferred stock to investors for an aggregate consideration of $1,250,000 in cash.

    - On April 29, 1998, we issued and sold 5,500,005 shares of Series B preferred stock to investors for an aggregate consideration of $6,000,006 in cash.

    - On May 28, 1999, we issued and sold 2,493,026 shares of Series C preferred stock to investors for an aggregate consideration of $11,667,360 in cash.

    - On August 31, 1999, we granted 250,000 shares of common stock from our stock incentive plan to an employee for an aggregate consideration of $115,700.


    - On February 22, 2000, we issued and sold 2,239,212 shares of Series D preferred stock to investors for an aggregate consideration of $26,550,000 in cash and, in the case of one of the investors, rights under a patent license agreement.



    - In the last three years, Pixelworks has granted 3,721,125 options for shares of common stock to our employees, consultants and other service providers. As of March 31, 2000, 385,606 of those options have been exercised for an aggregate consideration of $94,854.32 and 324,687 have been canceled, leaving 3,010,832 options outstanding. This information gives effect to 3-for-2 split of the common stock of Pixelworks effective March 31, 2000.



    Upon completion of the offering covered by this Registration Statement, all outstanding shares of Series A, Series B, Series C and Series D preferred stock will automatically convert into 19,708,829 shares of common stock.


    The sale of the above securities was deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933 as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. These sales were made without general solicitation or advertising. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment.

ITEM 16. EXHIBITS.

(a)  The following exhibits as filed herewith:

NO.__DESCRIPTION


EXHIBIT NO.                                       DOCUMENT
-----------                                       --------
         1.1            Form of Underwriting Agreement.

         3.1            Fifth Amended and Restated Articles of Incorporation of
                        Pixelworks, Inc.

         3.2            Sixth Amended and Restated Articles of Incorporation of
                        Pixelworks, Inc.

         3.3 *          First Restated Bylaws of Pixelworks, Inc.

         4.1 *          Reference is made to Exhibit 3.1.

         4.2 *          Third Amended Registration Rights Agreement dated February
                        22, 2000.

         5.1            Opinion of Ater Wynne LLP as to the legality of the Common
                        Stock being registered.

        10.1 * Form of Indemnity Agreement between Pixelworks, Inc. and each of its Officers and Directors.

        10.2 *          Pixelworks, Inc. 1997 Stock Incentive Plan.

        10.3 *          Loan and Security Agreement dated August 14, 1998 between
                        Silicon Valley Bank and Pixelworks, Inc.

        10.4 * Loan Modification Agreement (modification to Exhibit 10.3) dated April 9, 1999 between Silicon Valley Bank and
                        Pixelworks, Inc.

        10.5 *          Negative Pledge Agreement dated August 14, 1998 between
                        Silicon Valley Bank and Pixelworks, Inc.

        10.6            Pixelworks, Inc. 2000 Employee Stock Purchase Plan.

        10.7 *          Lease Agreement dated April 14, 1999 between
                        Southcenter III and IV Investors LLC and Pixelworks, Inc.

        10.8 *+         VAutomation Incorporated Synthesizable Soft Core Agreement
                        dated November 4, 1997 between VAutomation Incorporated and
                        Pixelworks, Inc.

        10.9 *+         Intellectual Property Sublicense Agreement dated March 30,
                        1999 between VAutomation Incorporated and Pixelworks, Inc.

        10.10*          License Agreement dated February 22, 2000 between
                        Pixelworks, Inc. and InFocus Systems, Inc.

        10.11           Employment Agreement between Jeffrey B. Bouchard and
                        Pixelworks, Inc.

        23.1            Consent of Ater Wynne LLP. Reference is made to Exhibit 5.1.

        23.2            Consent of KPMG LLP.

        24.1 *          Powers of Attorney. Reference is made to the signature page hereof.

        27.1 *          Financial Data Schedule.


------------------------


*   Previously filed.


+   Confidential treatment requested as to certain portions of this exhibit.

(b) Schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statement or related notes.

ITEM 17. UNDERTAKINGS.

    We hereby undertake that, for the purpose of determining any liability under the Securities Act each filing of our annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    We hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

    (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (5) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tualatin, State of Oregon, on April 10, 2000.


                                                       PIXELWORKS, INC.

                                                       By:             /s/ ALLEN H. ALLEY
                                                              ------------------------------------
                                                                         Allen H. Alley
                                                                            PRESIDENT


    Witness our hands on the date set forth below. Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been duly signed by the following persons in the capacities indicated on April 10, 2000.



                      SIGNATURE                                            TITLE
                      ---------                                            -----
                 /s/ ALLEN H. ALLEY
     -------------------------------------------         Director, President and Chief Executive
                   Allen H. Alley                        Officer (Principal Executive Officer)

               /s/ JEFFREY B. BOUCHARD                 Vice President, Finance and Chief Financial
     -------------------------------------------         Officer (Principal Financial and Accounting
                 Jeffrey B. Bouchard                     Officer)

                /s/ OLIVER D. CURME*
     -------------------------------------------       Director
                   Oliver D. Curme

                /s/ MARK A. STEVENS*
     -------------------------------------------       Director
                   Mark A. Stevens

                   /s/ FRANK GILL*
     -------------------------------------------       Director
                     Frank Gill

     -------------------------------------------
                   Michael Yonker                      Director

               *By: /s/ ALLEN H. ALLEY
     -------------------------------------------
                   Allen H. Alley
                  ATTORNEY-IN-FACT

                                 EXHIBIT INDEX





EXHIBIT NO.                                       DOCUMENT
-----------                                       --------
         1.1            Form of Underwriting Agreement.

         3.1            Fifth Amended and Restated Articles of Incorporation of
                        Pixelworks, Inc.

         3.2            Sixth Amended and Restated Articles of Incorporation of
                        Pixelworks, Inc.

         3.3 *          First Restated Bylaws of Pixelworks, Inc.

         4.1 *          Reference is made to Exhibit 3.1.

         4.2 *          Third Amended Registration Rights Agreement dated February
                        22, 2000.

         5.1            Opinion of Ater Wynne LLP as to the legality of the Common
                        Stock being registered.

        10.1 * Form of Indemnity Agreement between Pixelworks, Inc. and each of its Officers and Directors.

        10.2 *          Pixelworks, Inc. 1997 Stock Incentive Plan.

        10.3 *          Loan and Security Agreement dated August 14, 1998 between
                        Silicon Valley Bank and Pixelworks, Inc.

        10.4 * Loan Modification Agreement (modification to Exhibit 10.3) dated April 9, 1999 between Silicon Valley Bank and
                        Pixelworks, Inc.

        10.5 *          Negative Pledge Agreement dated August 14, 1998 between
                        Silicon Valley Bank and Pixelworks, Inc.

        10.6            Pixelworks, Inc. 2000 Employee Stock Purchase Plan.

        10.7 *          Lease Agreement dated April 14, 1999 between
                        Southcenter III and IV Investors LLC and Pixelworks, Inc.

        10.8 *+         VAutomation Incorporated Synthesizable Soft Core Agreement
                        dated November 4, 1997 between VAutomation Incorporated and
                        Pixelworks, Inc.

        10.9 *+         Intellectual Property Sublicense Agreement dated March 30,
                        1999 between VAutomation Incorporated and Pixelworks, Inc.

        10.10*          License Agreement dated February 22, 2000 between
                        Pixelworks, Inc. and InFocus Systems, Inc.

        10.11           Employment Agreement between Jeffrey B. Bouchard and
                        Pixelworks, Inc.

        23.1            Consent of Ater Wynne LLP. Reference is made to Exhibit 5.1.

        23.2            Consent of KPMG LLP.

        24.1 *          Powers of Attorney. Reference is made to the signature page hereof.

        27.1 *          Financial Data Schedule.


------------------------


*   Previously filed.


+   Confidential treatment requested as to certain portions of this exhibit.